      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1996


                                                       REGISTRATION NO. 333-3226
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          CITGO PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)

            DELAWARE                    ONE WARREN PLACE                   73-1173881
(State or other jurisdiction of     6100 SOUTH YALE AVENUE,             (I.R.S. Employer
 incorporation or organization)      TULSA, OKLAHOMA 74136            Identification No.)
                                         (918) 495-4000
                                 (Address, including zip code,
                                 and telephone number including
                                   area code, of Registrant's
                                  principal executive offices)

                             ---------------------
                                PEER L. ANDERSON
                       VICE PRESIDENT AND GENERAL COUNSEL
                          CITGO PETROLEUM CORPORATION
                                ONE WARREN PLACE
                             6100 SOUTH YALE AVENUE
                             TULSA, OKLAHOMA 74136
                                 (918) 495-5540
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                          Copies of Communications to:

                                THOMAS P. MASON
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                              HOUSTON, TEXAS 77002
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                             ---------------------
     THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains a Prospectus Supplement that relates only to the specific series of debt securities described therein.

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED MAY 15, 1996

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May   , 1996)

$200,000,000

CITGO PETROLEUM CORPORATION                                        [CITGO LOGO]
        % SENIOR NOTES DUE 2006

The      % Senior Notes Due 2006 (the "Notes") of CITGO Petroleum Corporation
("CITGO" or the "Company") will mature on June 1, 2006. Interest on the Notes is payable semi-annually on May 1 and November 1, beginning November 1, 1996. The Notes may not be redeemed prior to maturity.


The Notes will be general unsecured senior obligations of the Company. The Notes will be effectively subordinated to all obligations (including trade payables) of the Company's subsidiaries. At December 31, 1995, the Company's subsidiaries had balance sheet liabilities of approximately $606 million. The subsidiaries also have other liabilities (including contingent liabilities) which may be substantial.


The Notes will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary. Interests in the Notes represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. Settlement will be made in immediately available funds. The Global Securities will trade in the Depositary's Same-Day Funds Settlement System until Maturity, and secondary market trading activity in the Global Securities will therefore settle in immediately available funds.


The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.


SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                        PRICE TO             UNDERWRITING         PROCEEDS TO
                                        PUBLIC(1)            DISCOUNT             COMPANY(1)(2)
Per Note..............................       %                    %                    %
Total.................................  $                    $                    $

- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from May   , 1996, to date of delivery.

(2) Before deducting expenses payable by the Company estimated to be $700,000.


The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of The Depository
Trust Company on or about May   , 1996.

SALOMON BROTHERS INC                                       CHASE SECURITIES INC.

The date of this Prospectus Supplement is May   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates herein by this reference the Registration Statement on Form 10 filed with the Commission by the Company pursuant to the Exchange Act (File No. 001-12138).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus Supplement and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS SUPPLEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE EXCHANGE ACT REPORTS INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH REPORTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS) AND ANY OTHER DOCUMENTS SPECIFICALLY IDENTIFIED HEREIN AS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES, OR INTO ANOTHER EXCHANGE ACT REPORT OF THE COMPANY. REQUESTS SHOULD BE ADDRESSED TO: CITGO PETROLEUM CORPORATION, ONE WARREN PLACE, 6100 SOUTH YALE AVENUE, TULSA, OKLAHOMA 74136, ATTENTION: CORPORATE SECRETARY (TELEPHONE: (918) 495-5540).

                                  THE COMPANY

OVERVIEW


     CITGO Petroleum Corporation is a privately-held company engaged in the refining, marketing and transportation of petroleum products including gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt and refined waxes. CITGO is a direct wholly-owned subsidiary of PDV America, Inc., a Delaware corporation ("PDV America"), and an indirect wholly-owned subsidiary of Petroleos de Venezuela, S.A. ("PDVSA").


     PDVSA, the national oil company of the Republic of Venezuela, is the world's second largest oil company, behind only Saudi Aramco, according to rankings published by Petroleum Intelligence Weekly, based on a combination of factors, including reserves, production capacity and refined product sales. At December 31, 1995, PDVSA's proved crude oil reserves of approximately 64.8 billion barrels were the largest of any company or country in the Western hemisphere (larger, for example, than the 22.4 billion barrels of proved crude oil reserves located in the United States). PDVSA does not and will not guarantee or otherwise be responsible for the payment of any obligations of CITGO, including CITGO's obligations with respect to the Notes.

     CITGO owns and operates two modern, highly complex crude oil refineries (Lake Charles, Louisiana, and Corpus Christi, Texas) and two asphalt refineries (Paulsboro, New Jersey, and Savannah, Georgia) with a combined aggregate rated crude oil refining capacity of 572 thousand barrels per day ("MBPD"). The Lake Charles refinery is the sixth largest in the United States. The Lake Charles refinery and the Corpus Christi refinery have Solomon Process Complexity Ratings of 15.2 and 15.8, respectively (as compared to an average of 12.6 for U.S. refineries in the most recently available Solomon Associates, Inc. survey). The Solomon Process Complexity Rating is an industry measure of a refinery's ability to produce higher value-added products. CITGO also owns a minority interest in LYONDELL-CITGO Refining Company, Ltd. ("LYONDELL-CITGO"), a limited liability company that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD.

     CITGO's largest supplier of crude oil is PDVSA, and CITGO has entered into long-term crude oil supply agreements with PDVSA, expiring between 2006 and 2013, which allow CITGO to purchase crude oil and other feedstocks at each of its refineries. The long-term crude oil supply agreements incorporate formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil or feedstock less (i) certain deemed refining costs adjustable for inflation; (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin which varies according to the grade of crude oil or feedstock. Deemed margins under certain of the supply agreements are adjusted periodically by a formula based in part upon the rate of inflation. These crude oil supply agreements are designed to provide a relatively stable level of gross margin on crude oil supplied by PDVSA in order to reduce the volatility of earnings and cash flows from the refining operations of CITGO. This supply represented approximately two-thirds of the crude oil processed in refineries operated by CITGO in 1995.

     CITGO markets branded gasoline through over 14,000 independently owned and operated CITGO branded retail outlets (including 12,286 retail outlets owned or operated by approximately 750 independent branded distributors and 1,752 7-Eleven convenience stores) located throughout the United States, primarily east of the Rocky Mountains. In 1995, the National Petroleum News ranked CITGO second in the number of branded outlets and third in domestic gasoline market share with 8.2%, up from approximately 4.5% in 1989. The number of independent distributor-owned or operated CITGO branded retail outlets increased approximately 7%, 6% and 13% in 1995, 1994, and 1993, respectively. Gasoline sales accounted for 61%, 57% and 58% of CITGO's total sales revenues in 1995, 1994, and 1993, respectively. To supply its marketing network, CITGO not only uses the gasoline production from its refineries but also purchases gasoline from others. In 1995, CITGO sold approximately 11.1 billion gallons of gasoline.

     CITGO sells jet fuel directly to airline customers at 22 airports, including such major hub cities as Chicago, Dallas/Fort Worth, New York and Miami. CITGO also sells diesel/#2 fuel through wholesale rack sales to distributors as well as in bulk through contract sales or on a spot basis.

     CITGO's delivery of light products is accomplished in part through 52 refined product terminals located throughout CITGO's primary market territory. Of these terminals, 40 were wholly owned by CITGO and 12 were jointly owned as of December 31, 1995. Active exchange relationships give CITGO access to over 370 other refined product terminals.

     CITGO sells petrochemicals and industrial products in bulk to a variety of U.S. manufacturers as raw materials for finished goods. Sulfur is sold to the U.S. and international fertilizer industry; cycle oils are sold for feedstocks processing and blending; natural gas liquids are sold to the U.S. fuel and petrochemical industry; petroleum coke is sold primarily in international markets for use as kiln and boiler fuel; and residual fuel blendstocks are sold to a variety of fuel oil blenders and customers. The majority of CITGO's cumene production is sold to a phenol production plant owned by a partnership in which CITGO is a limited partner. The phenol plant produces phenol and acetone for sale primarily to the principal partner in the phenol plant for the production of plastics.

     CITGO sells a variety of lubricants, including automotive lubricants and industrial lubricants and waxes, to independent distributors, mass marketers and industrial customers. CITGO markets many different types, grades and container sizes of lubricant and wax products, with the bulk of these sales consisting of automotive oil and lubricants and industrial lubricants. CITGO markets the largest portion of its wax production as coating material for the corrugated container industry. In 1995 CITGO acquired Cato Oil & Grease ("Cato"), a lubes blending, manufacturing and packaging operation. Cato's extensive lines of lubricating fluids and grease will continue to be marketed under the Mystik and Cato brands.

     CITGO markets asphalt through 10 terminals located along the East Coast, from Savannah, Georgia to Albany, New York. Asphalt is sold primarily to independent contractors for use in the construction and resurfacing of roadways.

     CITGO owns and operates a 959 mile crude oil pipeline system and three product pipelines with a combined total of approximately 1,100 miles. CITGO also owns minority equity interests in three crude oil pipeline companies and six refined product pipeline companies. CITGO's pipeline interests provide it with access to substantial refinery feedstocks and reliable transportation to refined products markets, as well as dividend income. One of these pipelines, Colonial Pipeline, is owned 13.98% by CITGO and is the largest refined product pipeline in the United States. It transports gasoline, jet fuel and diesel/#2 fuel from the Gulf Coast to the mid-Atlantic states, a major market area for CITGO.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Notes offered hereby for the repayment of borrowings under the Company's revolving credit facility. The revolving credit facility matures on December 31, 1999 and the interest rate payable on outstanding indebtedness was 5.825% as of March 31, 1996. Prior to such use, the net proceeds from the sale of the Notes will be placed in temporary investments.

     The repayment of borrowings under the Company's revolving credit facility will not permanently reduce the Company's borrowing capacity thereunder. The Company may in the future borrow additional amounts under its revolving credit facility to fund capital expenditures, to fund working capital requirements or for other corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of December 31, 1995, and as adjusted to give effect to the issuance of the Notes offered hereby.

                                                                          DECEMBER 31, 1995
                                                                        ----------------------
                                                                        ACTUAL     AS ADJUSTED
                                                                        ------     -----------
                                                                        (MILLIONS OF DOLLARS)
Bank Debt(1)..........................................................  $  433       $   235
Existing Senior Notes.................................................     353           353
Master Shelf Agreement................................................     260           260
Tax-Exempt Bonds......................................................     191           191
Other.................................................................      43            43
  % Senior Notes due 2006.............................................      --           200
                                                                        ------        ------
          Total Debt..................................................   1,280         1,282
Capital Lease Obligations.............................................     152           152
                                                                        ------        ------
          Total Debt and Capital Leases...............................   1,432         1,434
Shareholders' Equity..................................................   1,732         1,732
                                                                        ------        ------
          Total Capitalization........................................  $3,164       $ 3,166
                                                                        ======        ======

- ---------------

(1) The repayment of borrowings under the Company's revolving credit facility will not permanently reduce the Company's borrowing capacity thereunder. The Company expects in the future to borrow additional amounts under such facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain selected historical consolidated financial and operating data of the Company as of the end of and for each of the five years in the period ended December 31, 1995. The following table should be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included elsewhere in this Prospectus Supplement and the consolidated financial statements as of December 31, 1993, 1992 and 1991 and for each of the two years in the period ended December 31, 1992 not presented herein. The consolidated financial statements for each of the years in the five-year period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors.


                                                                                   YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------
                                                                        1995       1994     1993(1)    1992      1991
                                                                       -------    ------    ------    ------    ------
                                                                       ($ IN MILLIONS, EXCEPT AS OTHERWISE INDICATED)
INCOME STATEMENT DATA:
  Sales..............................................................  $10,522    $9,247    $9,107    $9,173    $8,922
  Equity in earnings (losses) of affiliates..........................       34        29        30        25        32
  Other income (expense), net........................................       (7)      (10)       (4)       (7)       (3)
                                                                       -------    ------    ------    ------    ------
        Total revenue................................................   10,549     9,266     9,133     9,191     8,951
  Cost of sales and operating expenses...............................   10,066     8,731     8,654     8,787     8,495
  Selling, general and administrative expenses.......................      162       157       138       137       125
                                                                       -------    ------    ------    ------    ------
    Operating income.................................................      321       378       341       267       331
  Interest income....................................................        4         3         1         1         3
  Interest expense, including capital lease..........................      107        78        79        77       105
  Minority interest..................................................        2         2         2         2         1
                                                                       -------    ------    ------    ------    ------
    Income before income taxes, extraordinary items and cumulative
      effect of accounting changes...................................      216       301       261       189       228
  Income taxes.......................................................       80       110        99        69        77
                                                                       -------    ------    ------    ------    ------
    Income before extraordinary items and cumulative effect of
      accounting changes.............................................      136       191       162       120       151
  Extraordinary items(2).............................................        4        (2)       --        --        (8)
  Cumulative effect of accounting changes(3).........................       --        (4)       --       (87)       --
                                                                       -------    ------    ------    ------    ------
        Net income...................................................  $   140    $  185    $  162    $   33    $  143
                                                                       =======    ======    ======    ======    ======
RATIO OF EARNINGS TO FIXED CHARGES...................................     2.76x     3.85x     3.71x     2.94x     2.92x
OTHER FINANCIAL DATA:
  Depreciation and amortization(4)...................................  $   165    $  157    $  174    $  147    $  112
  Capital expenditures...............................................      314       350       345       284       240
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets.......................................................  $ 4,924    $4,440    $3,866    $3,488    $3,259
  Long-term debt (excluding current portion).........................    1,159     1,008       912     1,057       849
  Total debt.........................................................    1,255     1,068       915     1,057       853
  Capital lease obligation (total)...................................      152       162       170       178       184
  Shareholder's equity...............................................    1,732     1,577     1,350     1,004       992
OPERATING DATA:
  Rated refining capacity (at end of period) (MBPD)(5)...............      604       601       599       544       544
  Refined product sales (millions of gallons)........................   18,344    17,173    16,097    14,788    13,118
  Gasoline sales (millions of gallons)...............................   11,075     9,747     9,380     8,694     7,615
  Number of CITGO branded outlets (at end of period).................   14,038    13,117    12,546    11,953    11,319

- ---------------

(1) Includes operations of the Savannah asphalt refinery since April 30, 1993.

(2) Represents extraordinary gain on early extinguishment of debt (net of related income taxes of $2 million) in 1995; extraordinary charge for early extinguishment of debt (net of related income tax benefits of $1 million) in 1994; and extraordinary charge for early extinguishment of debt (net of related income taxes of $5 million) in 1991.

(3) Represents the cumulative effect of the accounting changes relating to the adoption of SFAS 112 in 1994 (net of related income taxes of $3 million) and SFAS 106 in 1992 (net of related income taxes of $51 million).

(4) Includes amortization of refinery turnaround costs.

(5) Includes CITGO's proportionate share of refining capacity of LYONDELL-CITGO based on CITGO's equity interest in LYONDELL-CITGO. Due to the complex processing required to refine heavy crude oil, the economic refining capacity of the refineries to process heavy crude oil, such as that purchased from PDVSA under long-term supply contracts, is generally less than rated capacity. See "Business and Properties -- Refining."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion of the financial condition and results of operations of CITGO should be read in conjunction with the consolidated financial statements of CITGO included elsewhere herein.

     Petroleum industry operations and profitability are influenced by a large number of factors, some over which individual petroleum refining and marketing companies have little control. Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on petroleum activities, regulating how companies conduct their operations and formulate their products, and, in some cases, limiting their profits directly. Demand for crude oil and refined products is largely driven by the condition of local and worldwide economies, although weather patterns and taxation relative to other energy sources also play a significant part. Due to the seasonality of refined products markets and refinery maintenance schedules, results of operations for any quarter of a calendar year are not necessarily indicative of results to be expected for a full year. CITGO's consolidated operating results are affected by these industry factors and by Company-specific factors, such as the success of wholesale marketing programs and refinery operations.

     The earnings and cash flows of companies engaged in the refining and marketing business in the United States are primarily dependent upon producing and selling quantities of refined products at margins sufficient to cover fixed and variable costs. The refining and marketing business is characterized by high fixed costs resulting from the significant capital outlays associated with refineries, terminals and related facilities. This business is also characterized by substantial fluctuations in variable costs, particularly costs of crude oil, feedstocks and blending components, and the prices realized for refined products. Crude oil and refined products are commodities whose price levels are determined by market forces beyond the control of CITGO.


     In general, prices for refined products are significantly influenced by the price of crude oil, feedstocks and blending components. Although an increase or decrease in prices for crude oil, feedstocks and blending components generally results in a corresponding increase or decrease in prices for refined products, generally there is a lag in the realization of the corresponding increase or decrease in prices for refined products. The effect of changes in crude oil prices on CITGO's consolidated operating results therefore depends in part on how quickly refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices, or a substantial or prolonged decrease in demand for refined products could have a significant negative effect on the Company's earnings and cash flows. Under a contract extending to 2006, CITGO sells gasoline to and performs related services for 7-Eleven convenience stores, which sales were $772 million in 1995. Due to the pricing provisions in this contract, CITGO generally realizes lower margins on sales of gasoline to the 7-Eleven convenience stores and as a result, this contract does not materially contribute to the Company's operating income. CITGO purchases a significant amount of its crude oil requirements from PDVSA under long-term supply agreements (expiring in the years 2006 through 2013). These supply agreements are designed to reduce the volatility of earnings and cash flows from CITGO's refining operations by providing a relatively stable level of gross margin on crude oil supplied by PDVSA. This supply represented approximately two-thirds of the crude oil processed in refineries operated by CITGO in 1995. The sale of petrochemicals has been a significant contributor to CITGO's income during the last two years; however, CITGO expects that industry profit margins relating to petrochemicals will decrease from 1995 levels in the near term. For the three years ended December 31, 1995, inflation was not a significant factor in the operations of CITGO. As a result of these factors, the earnings and cash flows of CITGO may experience substantial fluctuations.


     Effective January 1, 1992, the supply agreements between PDVSA and CITGO with respect to the Lake Charles, Corpus Christi and Paulsboro refineries were modified to reduce the price levels to be paid by CITGO by a fixed amount per barrel of crude oil purchased from PDVSA. Such reductions were intended to defray CITGO's costs of certain environmental compliance expenditures. This modification resulted in a decrease in the cost of crude oil purchased under these agreements of approximately $70 million per year for the years 1992 through 1994 as compared to the amount that would otherwise have been payable thereunder. This modification was to expire at December 31, 1996; however, in 1995, PDVSA and CITGO agreed to adjust this modification so that the 1992 fixed amount per barrel would be reduced and the adjusted modification would not expire until December 31, 1999. The effect of this adjustment to the original modification was to increase the cost of crude oil purchased under these agreements by approximately $22 million in 1995 as compared to the amount that would otherwise have been payable thereunder based on the original modification (resulting in a net decrease of approximately $48 million from the amount otherwise payable under the agreement prior to the 1992 original modification). The Company anticipates that the effect of the adjustments to the original modifications will be to increase the price of crude oil purchased from PDVSA under these agreements by approximately $45 million in 1996 (resulting in a net decrease of approximately $25 million from the amount otherwise payable under the agreement prior to the 1992 original modification) and to reduce the price of crude oil purchased from PDVSA under these agreements by approximately $25 million per year in 1997 through 1999, in each case as compared to the original modification and without giving effect to any other factors that may affect the price payable for crude oil under these agreements. Due to the pricing formula under the supply agreements, the aggregate price actually paid for crude oil purchased from PDVSA under these agreements in each of these years will depend primarily upon the then current prices for refined products and certain actual costs of CITGO. These estimates are also based on the assumption that CITGO will purchase the base volumes of crude oil under the agreements.

     The following table summarizes the sources of CITGO's sales revenue and sales volumes.

                                         YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                       ---------------------------    --------------------------
                                        1995       1994      1993      1995      1994      1993
                                       -------    ------    ------    ------    ------    ------
                                             ($ IN MILLIONS)          (MILLIONS OF GALLONS)
Gasoline.............................  $ 6,367    $5,252    $5,256    11,075     9,747     9,380
Jet fuel.............................    1,163     1,102     1,019     2,249     2,131     1,827
Diesel/#2 fuel.......................    1,356     1,491     1,566     2,730     3,067     3,005
Petrochemicals, industrial products
  and other products.................      831       707       602     1,572     1,509     1,247
Asphalt..............................      238       194       179       503       506       430
Lubricants and waxes.................      404       370       370       215       213       208
                                       -------    ------    ------    ------    ------    ------
          Total refined product
            sales....................  $10,359    $9,116    $8,992    18,344    17,173    16,097
Other sales..........................      163       131       115        --        --        --
                                       -------    ------    ------    ------    ------    ------
          Total sales................  $10,522    $9,247    $9,107    18,344    17,173    16,097
                                       =======    ======    ======    ======    ======    ======

     The following table summarizes CITGO's cost of sales and operating expenses.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995       1994      1993
                                                              -------    ------    ------
                                                              ($ IN MILLIONS)
    Crude oil...............................................  $ 2,428    $2,180    $2,254
    Refined products........................................    5,504     4,547     4,329
    Intermediate feedstocks.................................      898       854       838
    Refining and manufacturing costs........................      755       725       693
    Other operating costs and expenses and inventory
      changes...............................................      481       425       540
                                                              -------    ------    ------
              Total cost of sales and operating expenses....  $10,066    $8,731    $8,654
                                                              =======    ======    ======

RECENT RESULTS

     Based on preliminary reports, the Company estimates that its revenues, operating income and net income for the calendar quarter ended March 31, 1996 were $2.6 billion, $49.2 million and $14.8 million, respectively, as compared with revenues, operating income and net income for the calendar quarter ended March 31, 1995 of $2.4 billion, $98.8 million and $50.5 million, respectively. Operating income for the first quarter of 1996 was significantly lower than operating income for the corresponding quarter of 1995 due primarily to (i) a decrease in profitability on the sale of petrochemicals in the first quarter of 1996 from the cyclically higher profitability on the sale of petrochemicals realized in the first quarter of 1995 and (ii) the increased cost of crude oil in the first quarter of 1996 as compared with the first quarter of 1995 as a result of the price adjustments in the PDVSA crude oil agreements that became effective on July 1, 1995. See "-- Overview" above.

RESULTS OF OPERATIONS -- 1995 COMPARED TO 1994

     Sales increased by $1,275 million, or 14%, from 1994 to 1995. The increase was due to higher sales volumes and a slight increase in market prices. Sales volumes of light fuels (gasoline, diesel/#2 fuel and jet fuel), excluding bulk sales made for logistical reasons, were up 8% from 1994 to 1995 and their average unit price increased $0.03. Gasoline sales volumes increased primarily due to successful marketing efforts, including the net addition of approximately 920 new independently-owned CITGO branded retail outlets since December 31, 1994. Petrochemical sales volume rose 3% from 1994 to 1995. This increase, combined with an average increase in unit prices of $0.14 resulted in a 19% increase in petrochemical sales revenue from 1994 to 1995. Industrial products sales volumes increased 14% and average unit prices increased, resulting in a 32% increase in industrial products sales revenue from 1994 to 1995. Asphalt sales increased 23% from 1994 to 1995. The increase was primarily due to increases in sales prices. Lubricants and wax sales increased 9% from 1994 to 1995 due to increases in sales prices.

     Equity in earnings (losses) of affiliates increased by approximately $5 million, or 17%, from $29 million in 1994 to $34 million in 1995. This increase was due to increases in equity in earnings of joint interest pipelines and LYONDELL-CITGO of $2 million and $8 million, respectively, offset by a $6 million decrease in equity earnings of Nelson Industrial Steam Company ("NISCO"). The decrease in NISCO earnings in 1995 was attributable to higher interest costs in 1995 as a result of the NISCO debt refinancing in September 1994.

     Cost of sales and operating expenses increased by $1,335 million, or 15%, from 1994 to 1995. Higher crude oil costs in 1995 as compared to 1994, resulted from a 13% increase in crude oil prices in 1995 as compared to 1994, or approximately $1.74 per barrel which includes approximately $0.13 per barrel related to the 1995 adjustments of the PDVSA crude and feedstock supply agreements discussed in the overview, even though volumes were down 2%. Higher refined product costs in 1995 as compared to 1994 resulted from a 7% increase in refined product purchase prices and a 14% increase in purchased volumes. The increased purchased volumes were primarily due to increased sales to branded distributors.

     CITGO purchases refined products to supplement the production from its refineries to meet marketing demands and resolve logistical issues. The refined product purchases represented 50%, 52% and 55% of cost of sales for the years 1993, 1994 and 1995, respectively. CITGO estimates that margins on purchased products, on average, are somewhat lower than margins on produced products due to the fact that CITGO can only receive the marketing portion of the total margin received on the produced refined products. However, purchased products are not segregated from CITGO produced products and margins may vary due to market conditions and other factors beyond the Company's control. As such, it is difficult to measure the effects on profitability of changes in volumes of purchased products. CITGO anticipates its purchased product requirements will continue to increase, in volume and as a percentage of refined products sold, in order to meet marketing demands, although in the near term, other than normal refinery turnaround maintenance, CITGO does not anticipate operational actions or market conditions which might cause a material change in anticipated purchased product requirements; however, there could be events beyond the control of CITGO which impact the volume of refined products purchased.

     In addition, in the third quarter of 1995, CITGO entered into a contract with National Response Corporation ("NRC") for marine oil spill removal services capability and terminated its relationship with the previous provider of that service. While CITGO paid a cancellation fee of approximately $16 million in connection with such termination, which is included in cost of sales and operating expenses, management expects that its contract with NRC will result in cost savings. Also, a fire damaged an operating unit at CITGO's Corpus Christi refinery during the third quarter of 1995. There were no injuries. Property and business interruption insurance policies were in place and mitigated the losses. Approximately $6 million has been charged to cost of sales to cover, among other things, the deductible under property insurance policies. The fire did not materially affect the operations of CITGO.

     The gross margin for 1995 was $456 million, or 4.3%, compared to $516 million, or 5.6% for 1994. The 1995 gross margin percentage was adversely affected by the PDVSA agreement changes, the oil spill removal services termination fee, the Corpus Christi fire and increased volumes of refined product purchases as a percentage of sales volume.

     Selling, general and administrative expenses increased $6 million, or 4%, due primarily to increases in marketing expenses partially offset by the amortization of unrecognized net gain on postretirement benefit obligations during 1995.

     Interest expense increased $30 million from 1994 to 1995. The increase was due to a decrease of the amount of interest capitalized for 1995 as compared to 1994 and an increase in the level of outstanding debt due to the acquisition of Cato and investments in LYONDELL-CITGO.

     CITGO's provision for income taxes in 1995 was $80 million, representing an effective tax rate of 37%. In 1994, CITGO's provision for income taxes was $110 million, representing an effective tax rate of 37%.

     Net income of $140 million for 1995 included an after-tax extraordinary gain of $3.4 million on early extinguishment of debt. Net income of $185 million for 1994 included an after-tax charge of $4.5 million due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits", and an extraordinary after-tax charge of $1.6 million for the write-off of deferred loan fees and other costs related to early extinguishment of debt reported by NISCO.

RESULTS OF OPERATIONS -- 1994 COMPARED TO 1993

     Sales increased by $140 million, or 2%, from 1993 to 1994. The increase was due to higher sales volumes which were partially offset by lower market prices. Sales volumes of light fuels (gasoline, diesel/#2 fuel and jet fuel), excluding bulk sales made for logistical reasons, were up 5% from 1993 to 1994 and their average unit price was down only $0.03 per gallon. Gasoline sales volumes increased primarily due to successful marketing efforts, including the net addition of 572 new independently-owned CITGO branded retail outlets since December 31, 1993. Other product sales include sales of petrochemicals and industrial products and asphalt, sales volumes for which increased 21% and 18%, respectively, from 1993 to 1994. Average unit prices of these products decreased, but were more than offset by sales volume increases. Petrochemical sales volume alone rose 18% from 1993 to 1994. This increase, combined with an average increase in unit prices of $0.06 per gallon, resulted in a 27% increase in petrochemical sales revenue from 1993 to 1994.

     Equity in earnings (losses) of affiliates decreased by approximately $1 million, from $30 million in 1993 to $29 million in 1994, due to a decrease in equity in earnings of NISCO of $3 million, partially offset by increases in equity in earnings of pipelines of $1 million and LYONDELL-CITGO of $1 million.

     Cost of sales and operating expenses increased by $77 million, or 1%, from 1993 to 1994. Lower crude oil costs in 1994 as compared to 1993 resulted from a 7% decline in crude oil prices in 1994 as compared to 1993, even though volumes were up 3%. Higher intermediate feedstock costs, attributable to higher volumes purchased, partially offset the lower crude oil costs. Refinery production was higher in 1994 than in 1993; however, due to the increased sales volumes mentioned above, refined product purchases increased as well. The increase in refined product purchase volumes was partially offset by lower refined product prices.

     The gross margin for 1994 was $516 million, or 5.6%, compared to $453 million, or 5.0%, for 1993. The 1993 margin was adversely affected by higher depreciation and amortization costs of approximately $16 million due to turnaround maintenance expense and a loss on trading of commodity options of approximately $20 million.

     Selling, general and administrative expenses increased by $19 million, or 14%, due primarily to increases in salaries and benefits and expenses related to CITGO's branded distributor marketing programs and other marketing related expenditures.

     Interest expense was approximately the same in 1994 and 1993.

     CITGO's provision for income taxes in 1994 was $110 million, representing an effective tax rate of 37%. In 1993, CITGO's provision for income taxes was $99 million, representing an effective tax rate of 38%.

     Net income of $185 million in 1994 included an after-tax extraordinary charge of $1.6 million for the early extinguishment of debt reported by NISCO and an after-tax charge of $4.5 million due to the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits".

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended December 31, 1995, CITGO's net cash provided by operating activities totaled approximately $330 million, primarily reflecting $140 million of net income, $165 million of depreciation and amortization, and net changes in other items of $25 million. Accounts receivable and due from affiliates increased approximately $77 million due to increased sales volumes and higher prices. Accounts payable and other current liabilities increased by approximately $133 million due to higher trade payables and payables to affiliates resulting from higher volumes of crude oil and products purchased and higher prices, excise tax increases and increases in various other accruals and reserves.

     Net cash used in investing activities in 1995 totaled $497 million consisting of capital expenditures of $314 million, investments in LYONDELL-CITGO of $179 million, and investment in Cato of $47 million, offset by a reduction in restricted cash of $42 million, which were funds received from tax-exempt financings that were used to pay for certain refinery facilities.

     During the same period, net cash provided by financing activities totaled approximately $171 million, comprised primarily of proceeds of $100 million from a master shelf agreement, the issuance of $91 million in tax-exempt revenue bonds, $95 million of net borrowings under CITGO's revolving bank facility, and $15 million of capital contributions, less the repayment of $7 million on a term bank loan, the repayment of $47 million of senior notes, the early extinguishment of $47 million of Louisiana wastewater facility revenue bonds for cash of $40 million, net repayment of short term bank loans of $28 million and other uses of $8 million.

     CITGO anticipates that its capital expenditures for the years 1996-2000 will total approximately $1.6 billion, exclusive of investments in LYONDELL-CITGO. These include:

    Strategic(1).........................................................  $1,020 million
    Maintenance..........................................................     250 million
    Regulatory/Environmental(2)..........................................     330 million
                                                                           --------------
              Total......................................................  $1,600 million
                                                                           ==============

- ---------------

(1) includes approximately $258 million in ongoing capital projects, to be funded from operating cash flow and existing bank facilities.

(2) includes approximately $195 million in capital expenditures to modify refinery operations to produce reformulated fuels, as mandated by the Clean Air Act Amendments of 1990.

     In addition, as of December 31, 1995, CITGO is committed to make additional investments in LYONDELL-CITGO consisting of (i) $30 million at the in-service date of the refinery enhancement project, which is currently scheduled for the first quarter of 1997, and (ii) up to an additional approximately $150 million through the in-service date provided that the project costs do not exceed 110 percent of current estimates. In addition, CITGO is committed to fund up to $22 million for certain maintenance and environmental costs to the extent that such costs exceed certain estimates. CITGO expects to fund the Company's remaining commitment through cash generated from operations and available credit facilities.

     CITGO's actual capital expenditures and actual investments in LYONDELL-CITGO during this period may vary substantially from the foregoing estimates due to a variety of factors, including changes to cost estimates relating to specific projects, changes in prices for crude oil, feedstocks, blending components or refined products, changes in technology, changes in economic and industry conditions and changes in regulatory requirements.

     As of December 31, 1995, the Company and its subsidiaries had an aggregate of $1,280 million of indebtedness outstanding that matures on various dates through the year 2026. As of December 31, 1995, the Company's contractual commitments to make principal payments on this indebtedness were $120.2 million, $95.2 million and $95.2 million for 1996, 1997 and 1998, respectively. The Company's bank credit facility consists of a $117.6 million term loan, payable in quarterly installments of principal and interest through December 1999, and a $675 million revolving credit facility maturing in December 1999, of which $290 million was outstanding at December 31, 1995. One of CITGO's subsidiaries has a separate credit agreement under which $42.8 million was outstanding at December 31, 1995. The Company's other principal indebtedness consists of (i) $260 million in outstanding principal amount of senior notes issued pursuant to a master shelf agreement with an insurance company (of which notes in the aggregate principal amount of $100 million were issued in 1995), (ii) $352.7 million in outstanding principal amount of senior notes issued in 1991, and
(iii) $191.3 million in outstanding principal amount of obligations related to tax exempt bonds issued by various governmental units. See Note 10 to Consolidated Financial Statements.

     As of December 31, 1995, capital resources available to CITGO include cash generated by operations, available borrowing capacity of $385 million under CITGO's revolving credit facility and $155 million in unused availability under uncommitted short-term borrowing facilities with various banks. CITGO believes that it has sufficient capital resources to carry out planned capital spending programs, including regulatory and environmental projects in the near term, and to meet currently anticipated future obligations as they arise. CITGO periodically evaluates other sources of capital in the marketplace and anticipates long-term capital requirements will be satisfied with current capital resources and future financing arrangements, including the issuance of debt securities.

     CITGO's debt instruments impose significant restrictions on CITGO's ability to incur additional debt, place liens on property, sell or acquire fixed assets and make restricted payments, including dividends.

     CITGO is a member of the PDV America, Inc. consolidated Federal income tax return. CITGO has a tax allocation agreement with PDV America, Inc. which is designed to provide PDV America, Inc. with sufficient cash to pay its consolidated income tax liabilities.

DERIVATIVE, COMMODITY AND FINANCIAL INSTRUMENTS

     CITGO enters into petroleum futures contracts primarily to reduce its inventory exposure to market risk. The Company also buys and sells commodity options for delivery and receipt of crude oil and refined products. Such contracts are entered into through major brokerage houses and traded on national exchanges and can be settled in cash or through delivery of the commodity.

     Such activity generally qualifies for hedge accounting. In order for a transaction to qualify as a hedge, the Company requires that the item to be hedged expose the Company to price risk and that the commodity contract reduce that risk and be designated as a hedge. The high correlation between price movements of a product and the commodity contract in that product is well demonstrated in the petroleum industry and generally the Company relies on those historical relationships and on periodic comparisons of market price changes to price changes of futures and options contracts accounted for as hedges. Gains or losses on contracts which qualify as hedges are recognized when the related inventory is sold or the hedged transaction is consummated. Changes in the market value of futures and option positions which do not qualify as hedges are recorded as gains or losses in the period in which they occur.

     Since the contracts described above generally qualify as hedges and correlate to price movements of crude oil and refined products, gains or losses resulting from market changes in these contracts generally will be offset by losses or gains on CITGO's hedged inventory or future purchases and sales. Unrealized and deferred gains and losses on these contracts at December 31, 1995 and 1994 and the effects on cost of sales and pretax earnings for 1995 and 1994 were not material. At times, the Company enters into commodity option agreements that are not related to the hedging program discussed above. This activity and its results were not material in 1995 or 1994; 1993 cost of sales includes an approximate $20 million loss from this activity. Since 1993, the Company has significantly restricted its non-hedging activities in these instruments.

     The Company has only limited involvement with other derivative financial instruments, and does not use them for trading purposes. They are used to manage well defined interest rate and commodity price risks arising out of the Company's core activities.

     The Company has entered into various interest rate swap and cap agreements to manage its risk related to interest rate changes on its debt. Premiums paid for purchased interest rate swap and cap agreements are amortized to interest expense over the terms of the agreements. Unamortized premiums are included in other assets. The interest rate differentials received or paid by the Company related to these agreements are recognized as adjustments to interest expense over the term of the agreements. Gains or losses on terminated swap agreements are either amortized over the original term of the swap agreement if the hedged borrowings remain in place or are recognized immediately if the hedged borrowings are no longer held.

     CITGO has entered into the following interest rate swap agreements to reduce the impact of interest rate changes on its variable interest rate debt:

                                                                        NOTIONAL PRINCIPAL
                                                                              AMOUNT
                                                         FIXED RATE    --------------------
           VARIABLE RATE INDEX         EXPIRATION DATE      PAID         1995        1994
    ---------------------------------  ---------------   ----------    --------     -------
                                                            (%)           (IN THOUSANDS)
    One-month LIBOR..................  September 1998       4.85       $ 25,000     $25,000
    One-month LIBOR..................  September 1998       4.77             --      25,000
    One-month LIBOR..................  November 1998        5.09         25,000      25,000
    One-month LIBOR..................  May 2000             6.28         25,000          --
    J.J. Kenny.......................  May 2000             4.72         25,000          --
    J.J. Kenny.......................  February 2005        5.30         12,000          --
    J.J. Kenny.......................  February 2005        5.27         15,000          --
    J.J. Kenny.......................  February 2005        5.49         15,000          --
                                                                       --------     -------
                                                                       $142,000     $75,000
                                                                       ========     =======

     The fair value of the interest rate swap agreements in place at December 31, 1995, based on the estimated amount that CITGO would receive or pay to terminate the agreements as of that date, taking into account current interest rates, was an unrealized loss of approximately $3 million. In connection with the determination of such fair market value, the Company considered the credit worthiness of the counterparties but no adjustment was determined to be necessary.

     Interest expense includes $0.1 million, $0.4 million and $0.3 million in 1995, 1994 and 1993, respectively, related to interest paid on these agreements. During 1995, CITGO converted $25 million of variable rate debt to fixed rate borrowings and terminated the interest rate swap agreement matched to the variable rate debt. Other income in 1995 includes a $2.4 million gain related to the termination of this interest rate swap agreement.

     During 1995, CITGO entered into a 9% interest rate cap agreement with a notional amount of $25 million, a reference rate of three-month LIBOR and an expiration date of February 1997. Other interest rate cap agreements to which CITGO was a party expired in November 1994. The effect of these agreements was not material in 1995 or 1994.

     The Company from time to time enters into refined product price collars and crackspread hydrocarbon swaps. No premiums are required for these agreements. Gains and losses under these agreements, which primarily fix margins on anticipated sales, are accrued as receivables or payables and as adjustments of the carrying amount of inventories. The amounts are recognized in income through cost of sales when the related refined products are sold, unless an earlier write-down is required to recognize anticipated nonrecovery of deferred amounts. The Company believes the market risk associated with these agreements is not significant. At December 31, 1995, CITGO had no such agreements in place.

     Neither CITGO nor the counterparties are required to collateralize their obligations under these derivative commodity and financial instruments. CITGO is exposed to credit loss in the event of nonperformance by the counterparties to these agreements, but has no off-balance-sheet credit risk of accounting loss for the notional amounts. CITGO does not anticipate nonperformance by the counterparties, which consist primarily of major financial institutions at December 31, 1995.

NEW ACCOUNTING STANDARD

     In March 1995, SFAS No. 121 "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" was issued and contains significant changes to current accounting practices that must be adopted for fiscal years beginning after December 15, 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that such assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Based on a preliminary review, management believes that the effect of adopting SFAS 121 in 1996 will not be material to CITGO's financial position or results of operations.

                                    BUSINESS

OVERVIEW

     CITGO is a privately-held company engaged in the refining, marketing and transportation of petroleum products including gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt and refined waxes. CITGO is a direct wholly-owned subsidiary of PDV America and an indirect wholly-owned subsidiary of PDVSA.

     PDVSA, the national oil company of the Republic of Venezuela, is the world's second largest oil company, behind only Saudi Aramco, according to rankings published by Petroleum Intelligence Weekly, based on a combination of factors, including reserves, production capacity and refined product sales. At December 31, 1995, PDVSA's proved crude oil reserves of approximately 64.8 billion barrels were the largest of any company or country in the Western hemisphere (larger, for example, than the 22.4 billion barrels of proved crude oil reserves located in the United States). PDVSA does not and will not guarantee or otherwise be responsible for the payment of any obligations of CITGO, including CITGO's obligations with respect to the Notes.

     CITGO owns and operates two modern, highly complex crude oil refineries (Lake Charles, Louisiana, and Corpus Christi, Texas) and two asphalt refineries (Paulsboro, New Jersey, and Savannah, Georgia) with a combined aggregate rated crude oil refining capacity of 572 MBPD. The Lake Charles refinery is the sixth largest in the United States. The Lake Charles refinery and the Corpus Christi refinery have Solomon Process Complexity Ratings of 15.2 and 15.8, respectively (as compared to an average of 12.6 for U.S. refineries in the most recently available Solomon Associates, Inc. survey). The Solomon Process Complexity Rating is an industry measure of a refinery's ability to produce higher value-added products. CITGO also owns a minority interest in LYONDELL-CITGO, a limited liability company that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD.

     CITGO's largest supplier of crude oil is PDVSA, and CITGO has entered into long-term crude oil supply agreements with PDVSA, expiring between 2006 and 2013, which allow CITGO to purchase crude oil and other feedstocks at each of its refineries. The long-term crude oil supply agreements incorporate formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil or feedstock less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin which varies according to the grade of crude oil or feedstock delivered. Deemed margins under certain of the supply agreements are adjusted periodically by a formula based in part upon the rate of inflation. These crude oil supply agreements are designed to provide a relatively stable level of gross margin on crude oil supplied by PDVSA in order to reduce the volatility of earnings and cash flows from the refining operations of CITGO. This supply represented approximately two-thirds of the crude oil processed in refineries operated by CITGO in 1995.

     CITGO markets branded gasoline through over 14,000 independently owned and operated CITGO branded retail outlets (including 12,286 retail outlets owned or operated by approximately 750 independent branded distributors and 1,752 7-Eleven convenience stores) located throughout the United States, primarily east of the Rocky Mountains. In 1995, the National Petroleum News ranked CITGO second in the number of branded outlets and third in domestic gasoline market share with 8.2%, up from approximately 4.5% in 1989. The number of independent distributor-owned or operated CITGO branded retail outlets increased approximately 7%, 6% and 13% in 1995, 1994, and 1993, respectively. Gasoline sales accounted for 61%, 57% and 58% of CITGO's total sales revenues in 1995, 1994, and 1993, respectively. To supply its marketing network, CITGO not only uses the gasoline production from its refineries but also purchases gasoline from others. In 1995, CITGO sold approximately 11.1 billion gallons of gasoline.

     CITGO sells jet fuel directly to airline customers at 22 airports, including such major hub cities as Chicago, Dallas/Fort Worth, New York and Miami. CITGO also sells diesel/#2 fuel through wholesale rack sales to distributors as well as in bulk through contract sales or on a spot basis.

     CITGO's delivery of light products is accomplished in part through 52 refined product terminals located throughout CITGO's primary market territory. Of these terminals, 40 were wholly owned by CITGO and 12 were jointly owned as of December 31, 1995. Active exchange relationships give CITGO access to over 370 other refined product terminals.

     CITGO sells petrochemicals and industrial products in bulk to a variety of U.S. manufacturers as raw materials for finished goods. Sulfur is sold to the U.S. and international fertilizer industry; cycle oils are sold for feedstocks processing and blending; natural gas liquids are sold to the U.S. fuel and petrochemical industry; petroleum coke is sold primarily in international markets for use as kiln and boiler fuel; and residual fuel blendstocks are sold to a variety of fuel oil blenders and customers. The majority of CITGO's cumene production is sold to a phenol production plant owned by a partnership in which CITGO is a limited partner. The phenol plant produces phenol and acetone for sale primarily to the principal partner in the phenol plant for the production of plastics.

     CITGO sells a variety of lubricants, including automotive lubricants and industrial lubricants and waxes, to independent distributors, mass marketers and industrial customers. CITGO markets many different types, grades and container sizes of lubricant and wax products, with the bulk of these sales consisting of automotive oil and lubricants and industrial lubricants. CITGO markets the largest portion of its wax production as coating material for the corrugated container industry. In 1995, CITGO acquired Cato, a lubes blending, manufacturing and packaging operation. Cato's extensive lines of lubricating fluids and grease continue to be marketed under the Mystik and Cato brands.

     CITGO markets asphalt through 10 terminals located along the East Coast, from Savannah, Georgia to Albany, New York. Asphalt is sold primarily to independent contractors for use in the construction and resurfacing of roadways.

     CITGO owns and operates a 959 mile crude oil pipeline system and three product pipelines with a combined total of approximately 1,100 miles. CITGO also owns minority equity interests in three crude oil pipeline companies and six refined product pipeline companies. CITGO's pipeline interests provide it with access to substantial refinery feedstocks and reliable transportation to refined products markets, as well as dividend income. One of these pipelines, Colonial Pipeline, is owned 13.98% by CITGO and is the largest refined product pipeline in the United States. It transports gasoline, jet fuel and diesel/#2 fuel from the Gulf Coast to the mid-Atlantic states, a major market area for CITGO.

STRATEGY

     The Company intends to seek growth in the refining and marketing segment of the petroleum industry by focusing on the costs it can control, mitigating the costs it cannot control and focusing on the gasoline and lubricant distributor class of trade. The Company's principal business strategies, which have remained generally unchanged since 1985, allow it to compete in a very volatile and mature industry.

     - Enhance and grow the CITGO brand
      Enhancing and growing the CITGO brand has been the primary focus for CITGO since 1985. While competitors were busy building company-owned stores, CITGO was focusing on building a solid distributor base for the sale of light fuels. Today, over 750 CITGO distributors service more than 14,000 branded retail outlets, and it is by this particular focus that CITGO has gained prominence in the light fuels market. CITGO intends to enhance and grow the CITGO brand in the future by relying on the branded distributor segment of business. This growth is expected to be mostly from existing distributors with the objective of becoming their primary supplier.

     - Retain competitiveness of CITGO refineries by producing higher valued products from lower valued heavy crude oil
      In the refining industry, it is essential to achieve lower costs and improve product quality and yields. CITGO has made significant refinery investments in its wholly-owned refineries, as well as in the joint venture LYONDELL-CITGO refinery, so that heavy Venezuelan crudes can be processed into high quality valued-added products.

     - Reduce imbalance resulting from growing product demand by increasing supply through refinery conversion enhancement
      In order to satisfy demand for petroleum products as well as to increase CITGO's market share, CITGO's objective is to process increasing amounts of crude oil into higher value-added products in the most cost efficient manner. Significant capital expenditures are planned for CITGO's refineries in order to enhance their conversion capabilities.

     - Seek growth through continued petrochemical upgrading
      The petrochemicals business segment has been a significant contributor to CITGO's income during the last two years; however, CITGO expects that profit margins in the petrochemical business segment will decrease from 1995 levels in the near term. In order to counteract this, CITGO plans to reduce petrochemical costs and promote growth in higher value-added products such as mixed xylenes, cumene and propylene. In addition, capital improvement projects to improve processing efficiency at both Corpus Christi and Lake Charles are scheduled for completion by 1998.

     - Optimize profitability in the lubricants business
      The Lubricants and Specialty Products business division has been a stable contributor to CITGO's profitability for at least the past five years. Furthermore, the acquisition of Cato during 1995 enhanced CITGO's strength in the lubricants market. In order to further strengthen CITGO's market presence, however, it will be necessary to increase both finished lubricants and wax sales. CITGO is reviewing the feasibility of improving manufacturing efficiency through technological improvements and cost reductions while continuing to evaluate various possible responses to the expanded supply of base oils which are expected to be available on the Gulf Coast in the near future.

REFINING

     CITGO and its subsidiaries own and operate two modern, highly complex crude oil refineries and two asphalt refineries that have an aggregate rated crude oil refining capacity of 572 MBPD. The two crude oil refineries, located in Lake Charles, Louisiana and Corpus Christi, Texas, produce light fuels (gasoline, jet fuel and diesel/#2 fuel oil), industrial products and petrochemicals. The two asphalt refineries, located in Paulsboro, New Jersey and Savannah, Georgia, produce asphalt for use primarily in the construction and resurfacing of roadways. All of the Company's refineries are located in areas that qualify as foreign trade zones for purposes of certain import duties and state taxes. CITGO also owns a minority interest in LYONDELL-CITGO, which owns and operates a refinery located in Houston, Texas that has a rated crude oil refining capacity of 265 MBPD.

     The following table shows the rated capacity of each refinery in which CITGO holds an interest and CITGO's share of such capacity.

                                                               RATED REFINING CAPACITY
                                                         -----------------------------------
                                                                                      NET
                                                                      CITGO          CITGO
                REFINERY                  OWNER          GROSS      PERCENTAGE     INTEREST
    --------------------------------  --------------     ------     ----------     ---------
                                                         (MBPD)        (%)          (MBPD)
    Lake Charles, LA................  CITGO                320(1)       100           320
    Corpus Christi, TX..............  CITGO                140(1)       100           140
    Paulsboro, NJ...................  CITGO                 84          100            84
    Savannah, GA....................  CITGO                 28          100            28
    Houston, TX.....................  LYONDELL-CITGO       265           12(2)         32
                                                         ------                    ---------
              Total Rated Refining Capacity.........       837                        604
                                                         =======                   =======

- ---------------

(1) CITGO estimates that the actual capacity of the Lake Charles and Corpus Christi refineries to refine heavy crude of the type currently being refined, on an economical basis, is approximately 290 MBPD and 130 MBPD, respectively.

(2) Represents CITGO's participation interest in LYONDELL-CITGO. At December 31, 1995, CITGO's equity interest in LYONDELL-CITGO entitled CITGO to participate in approximately 12% of the profits of LYONDELL-CITGO. This participation percentage is expected to increase to approximately 40% as a result of additional planned investments and reinvested earnings by CITGO through the in-service date, currently scheduled for the first quarter of 1997, of a refinery enhancement project. The Company has an option to increase the participation percentage up to 50% that may be exercised within 18 months of the in-service date. In connection with CITGO's investment in LYONDELL-CITGO, CITGO and LYONDELL-CITGO entered into an agreement pursuant to which CITGO purchases substantially all of the refined products produced at the LYONDELL-CITGO refinery. See "-- LYONDELL-CITGO."

     The following table shows CITGO's aggregate interest in refining capacity, refinery input and product yield for the three years in the period ended December 31, 1995, which aggregate interest includes CITGO's proportionate share of refining capacity, refinery input and product yield of LYONDELL-CITGO based on CITGO's relative participation interests for each of these years. See
"-- LYONDELL-CITGO."

                                                          YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------
                                                 1995(1)          1994(1)         1993(1)(2)
                                               ------------     ------------     ------------
                                                   (MBPD, EXCEPT AS OTHERWISE INDICATED)
Rated Refining Capacity(3)...................  604              601              599
Refinery Input:
  Crude oil..................................  473    79.9%     474    78.7%     454    78.5%
  Other feedstocks...........................  119    20.1%     128    21.3%     124    21.5%
                                               ---   ------     ---   ------     ---   ------
          Total..............................  592   100.0%     602   100.0%     578   100.0%
                                               ====  =======    ====  =======    ====  =======
Product Yield(4):
  Light fuels
     Gasoline................................  267    44.6%     279    45.8%     267    45.7%
     Jet Fuel................................   61    10.2%      55     9.0%      48     8.2%
     Diesel/#2 fuel oil......................  101    16.9%     110    18.0%     114    19.5%
  Asphalt....................................   32     5.4%      30     4.9%      29     5.0%
  Petrochemicals and industrial products ....  137    22.9%     136    22.3%     126    21.6%
                                               ---   ------     ---   ------     ---   ------
          Total..............................  598   100.0%     610   100.0%     584   100.0%
                                               ====  =======    ====  =======    ====  =======

- ---------------

(1) Includes a weighted average of 11.45% and 10.48% of the refining capacity, refining input and product yield of the LYONDELL-CITGO refinery for 1995 and 1994, respectively, and a weighted average of 5% of such items related to the LYONDELL-CITGO refinery for the last six months of 1993.

(2) Includes the Savannah refinery from its date of purchase on April 30, 1993.

(3) Rated capacity at year end. Due to the specific gravity of the crude oil generally processed at the Lake Charles and Corpus Christi refineries, CITGO estimates that the actual capacity of these refineries to refine heavy crude of the type currently being refined, on an economical basis, is approximately 290 MBPD and 130 MBPD, respectively.

(4) Does not include Paulsboro refinery Unit 1. See "--Paulsboro Refinery."

     Lake Charles Refinery. The Lake Charles refinery, located in Lake Charles, Louisiana, was originally built in 1944 and since then has been continuously upgraded. As a result of these upgrades, the refinery is a modern, complex, high conversion refinery. The refinery is the sixth largest in the United States, with a rated refining capacity of 320 MBPD, and is capable of processing large volumes of crude oil into a flexible slate of refined products, including significant quantities of high-octane unleaded gasoline and, due to recent modifications, the new reformulated gasoline. The Lake Charles refinery has a Solomon Process Complexity Factor of 15.2 (as compared to an average of 12.6 for U.S. refineries in the most recently available Solomon Associates, Inc. survey). The Solomon Process Complexity Rating is an industry measure of a refinery's ability to produce higher value-added products. A higher rating indicates a greater capability to produce such products. The Lake Charles refinery's major process units and their respective capacities are as follows:


                                                                       NUMBER      AGGREGATE
                               UNIT TYPE                              OF UNITS     CAPACITY
    ----------------------------------------------------------------  --------     ---------
                                                                                    (MBPD)
    Atmospheric crude distillation..................................      3            320
    Vacuum distillation.............................................      2             81
    Catalytic cracking..............................................      3            130
    Catalytic reforming.............................................      3            102
    Hydrocracking...................................................      1             40
    Hydrotreating (distillates).....................................      3             53
    Hydrotreating (naphtha).........................................      3            102
    Alkylation (sulfuric)...........................................      1             23
    Delayed coking..................................................      2             94
    MTBE............................................................      1              3
    TAME............................................................      1              3
    Petrochemical units:
      Sulfolane (benzene)...........................................      1              5
      Propylene fractionation.......................................      1              6

     The Lake Charles refinery has more than one unit in a number of different process areas. This "multiple stream capacity" allows it to continue to operate even while one unit or group of units is shut down. The Lake Charles refinery has significant flexibility to take advantage of market opportunities through the ability to shift production between low and high sulfur diesel, diesel and jet fuel, and jet fuel and naphtha, depending on market prices and demand. Flexibility in gasoline blending and logistics allows the refinery to make a variety of gasoline grades, from conventional to reformulated, depending on market pricing.

     The following table shows the refining capacity, refinery input and product yield at the Lake Charles refinery for the three years in the period ended December 31, 1995.

                                                            YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                    1995              1994              1993
                                               --------------    --------------    --------------
                                                     (MBPD, EXCEPT AS OTHERWISE INDICATED)
    Rated Refining Capacity(1)...............   320               320               320
    Refinery Input:
      Crude oil..............................   275      85.4%    274      83.0%    271      83.1%
      Other feedstocks.......................    47      14.6%     56      17.0%     55      16.9%
                                                ---     -----     ---     -----     ---     -----
              Total..........................   322     100.0%    330     100.0%    326     100.0%
                                                ===     =====     ===     =====     ===     =====
    Product Yield:
      Light fuels
         Gasoline............................   164      50.0%    169      50.0%    163      49.3%
         Jet Fuel............................    58      17.7%     52      15.4%     47      14.2%
         Diesel/#2 fuel......................    42      12.8%     50      14.8%     54      16.3%
      Petrochemicals and industrial
         products............................    64      19.5%     67      19.8%     67      20.2%
                                                ---     -----     ---     -----     ---     -----
              Total(2).......................   328     100.0%    338     100.0%    331     100.0%
                                                ===     =====     ===     =====     ===     =====
    Utilization..............................   86%               86%               85%

- ---------------

(1) Rated refining capacity at year end.

(2) Total product yields exceed crude oil refining capacity due to the use of other feedstocks, in addition to crude oil, in the refining process and the volumetric increases which can result from the refining process.

     Approximately 64%, 68% and 64% of the total crude runs at the Lake Charles refinery in the years 1995, 1994 and 1993, respectively, consisted of crude oil with an average API gravity of 24 degrees or less. Due to the complex processing required to refine such heavy crude oil, the Lake Charles refinery's economic crude oil throughput capacity is approximately 290 MBPD, which is approximately 90% of its rated capacity of 320 MBPD.

     The Lake Charles refinery's Gulf Coast location provides it with access to crude oil deliveries from multiple sources. Imported crude oil and feedstocks supplies are delivered by ship directly to the Lake Charles refinery, and domestic crude oil supplies are delivered by pipeline and barge. In addition, the refinery is connected by pipelines to the Louisiana Offshore Oil Port ("LOOP") and to terminal facilities in the Houston area through which it can receive crude oil deliveries if the Lake Charles docks are temporarily inaccessible. For delivery of refined products, the refinery is connected through the Lake Charles Pipeline directly to the Colonial Pipeline and the Explorer Pipeline, which are the major refined product pipelines supplying the Northeast and Midwest regions of the United States, respectively. The refinery also uses adjacent terminals and docks, which provide access for ocean tankers and barges.

     The Lake Charles refinery's main petrochemical products are propylene and benzene. Propylene production was 5.7, 5.2 and 4.7 MBPD, and benzene production was 4.1, 3.8 and 3.8 MBPD, in each case for the years 1995, 1994 and 1993, respectively. Industrial products include sulfur, residual fuels and petroleum coke.

     Located adjacent to the Lake Charles refinery is a lubricants refinery operated by CITGO and owned by Cit-Con Oil Corporation, which is owned 65% by CITGO and 35% by Conoco, Inc. ("Conoco"). Primarily because of its specific design, the Cit-Con refinery produces high quality oils and waxes, and is one of the few in the industry designed as a stand-alone lubricants refinery. It currently has a rated capacity of 9.6 MBPD of base oils and 1.4 MBPD of wax, and is the sixth largest rated capacity paraffinic lubricants refinery in the United States. For the years 1995, 1994 and 1993, the refinery capacity utilization of the Cit-Con refinery was 101%, 110%, and 107%, respectively. Feedstocks are supplied

65% from CITGO's Lake Charles refinery and 35% from Conoco's nearby refinery. Finished refined products are shared on the same pro rata basis by CITGO and Conoco. Conoco is a participant in a project to build a new refinery that will produce base oils. CITGO anticipates that such refinery will be more efficient than the Cit-Con refinery and, as a result, such new refinery may be able to produce base oils at a lower cost than those produced at the Cit-Con refinery. CITGO is reviewing the feasibility of improving the manufacturing efficiency of the Cit-Con refinery through technological improvements and cost reductions while continuing to evaluate various other responses to the expanded supply of base oils which are expected to be available in the Gulf Coast area when such new refinery is placed in service.

     Corpus Christi Refinery. The Corpus Christi refinery complex consists of the East and West Plants, located within five miles of each other in Corpus Christi, Texas. Construction began on the East Plant in 1937, and it was extensively reconstructed and modernized during the 1970's and 1980's. The West plant was completed in 1983. The Corpus Christi refinery is an efficient and highly complex facility, capable of processing high volumes of crude oil into a flexible slate of refined products, with a Solomon Process Complexity Factor of
15.8 (as compared to an average 12.6 for U.S. refineries in the most recently available Solomon Associates, Inc. survey). The Corpus Christi refinery has a rated capacity of 140 MBPD, and its major process units and their respective capacities are as follows:


                                                                      NUMBER
                                                                        OF       AGGREGATE
                               UNIT TYPE                              UNITS      CAPACITY
    ----------------------------------------------------------------  ------     ---------
                                                                                  (MBPD)
    Atmospheric crude distillation..................................     1          140
    Vacuum distillation.............................................     1           67
    Fluidized catalytic cracking....................................     2           78
    Platforming.....................................................     2           54
    Hydrotreating (distillates).....................................     1           42
    Hydrotreating (naphtha).........................................     2           60
    Hydrotreating (gasoils).........................................     1           65
    Alkylation (hydrofluoric).......................................     1           19
    Delayed coking..................................................     1           34
    MTBE............................................................     1            2
    Petrochemical units:
      UDEX extraction (benzene, toluene, xylene)....................     1            7
      Cumene........................................................     1            8
      Cyclohexane...................................................     1            3
      Aromatics disproportionation..................................     1            3

     The following table shows refining capacity, refinery input and product yield at the Corpus Christi refinery for the three years in the period ended December 31, 1995.

                                                         YEAR ENDED DECEMBER 31,
                                               --------------------------------------------
                                                   1995            1994            1993
                                               ------------    ------------    ------------
                                               (MBPD, EXCEPT AS OTHERWISE INDICATED)
    Rated Refining Capacity(1)...............  140             140             140
    Refinery Input:
      Crude oil..............................  121     64.7%   128     66.3%   127     65.8%
      Other feedstocks.......................   66     35.3%    65     33.7%    66     34.2%
                                               ---    -----    ---    -----    ---    -----
              Total..........................  187    100.0%   193    100.0%   193    100.0%
                                               ===    =====    ===    =====    ===    =====
    Product Yield:
      Light fuels
         Gasoline............................   90     48.4%    99     51.0%    99     51.6%
         Diesel/#2 fuel......................   53     28.5%    55     28.4%    57     29.7%
      Petrochemicals and industrial
         products............................   43     23.1%    40     20.6%    36     18.7%
                                               ---    -----    ---    -----    ---    -----
              Total(2).......................  186    100.0%   194    100.0%   192    100.0%
                                               ===    =====    ===    =====    ===    =====
    Utilization..............................   86%             91%             91%

- ---------------

(1) Rated capacity at year end.

(2) Total product yields exceed crude oil refining capacity in 1994 due to the use of other feedstocks, in addition to crude oil, in the refining process and the volumetric increases which can result from the refining process.

     All of the crude oil processed at the Corpus Christi refinery is heavy Venezuelan crude oil having a high sulfur content. Due to the complex processing required to refine such heavy sour crude oil, the Corpus Christi refinery's economic crude oil throughput capacity is approximately 130 MBPD, which is approximately 93% of its rated capacity of 140 MBPD. Crude oil supplies are delivered directly to the Corpus Christi refinery through the Port of Corpus Christi.

     CITGO operates the West Plant under a sublease agreement (the "Sublease") from Union Pacific Corporation ("Union Pacific"). The basic term of the Sublease ends on January 1, 2004, but CITGO may renew the Sublease for successive renewal terms through January 31, 2011. CITGO has the right to purchase the West Plant from Union Pacific at the end of the basic term, the end of any renewal term, or on January 31, 2011, at a nominal price.

     During the last several years, CITGO has increased the capacity of the Corpus Christi refinery to produce petrochemical products. The Corpus Christi refinery's main petrochemical products include cumene, cyclohexane, MTBE and aromatics (including benzene, toluene, and xylene). The Company produces a significant quantity of cumene, an important petrochemical product used in the engineered plastics market. The production of xylene, a basic building block used in the manufacture of consumer plastics, allows the refinery to take advantage of its reforming capacity while staying within the new, more stringent gasoline specifications of the Clean Air Act Amendments of 1990.

     Paulsboro Refinery. This asphalt refinery, purchased in 1991, is located in Paulsboro, New Jersey. The refinery consists of Unit I, with a rated capacity of 44 MBPD, and Unit II, with a rated capacity of 40 MBPD.

     Unit II, originally constructed in 1980 to produce asphalt from higher sulfur, heavy crude oil high in naphthenic acid, is a combination atmospheric and vacuum distillation facility. The crude oil purchased by CITGO from PDVSA to supply Unit II's crude oil requirements is particularly well suited for the production of asphalt. Unit II produced an average of 19.1, 19.4 and 16.4 MBPD of asphalt in the years 1995, 1994, and 1993, respectively, which accounted for 58%, 57% and 57% of Unit II's total production in such years. The remaining Unit II production in 1995, 1994 and 1993 consisted of distillate products such as naphthas, marine diesel oil and vacuum gas oils, which in the aggregate averaged approximately 13.7, 14.9 and 12.5 MBPD, respectively, in such years. Unit II crude oil runs averaged 33, 34 and 29 MBPD resulting in a utilization rate of 83%, 85% and 73% of rated capacity in 1995, 1994, and 1993, respectively.

     Unit I was constructed in 1979 to process low sulfur, light crude oil. The unit produces naphthas and diesel/#2 and #6 fuels. Unit I is run primarily when there is demand for toll processing of sweet crudes at attractive economics. Crude oil runs for third party processing in 1995, 1994 and 1993 averaged 2.1,
0.0 and 0.8 MBPD, respectively. In 1995, 2.6 MBPD of crude oil was run on Unit I for CITGO's own account, producing 1.9 MBPD of asphalt and 0.8 MBPD of other products.

     Savannah Refinery. On April 30, 1993, CITGO purchased an asphalt refinery located near Savannah, Georgia, one asphalt distribution terminal and throughput rights at two additional distribution terminals. The Savannah refinery and the related distribution terminals have been integrated with CITGO's existing asphalt operations. The 100 acre facility is located on the Savannah River. The facility includes two crude distillation units, with a combined rated capacity of 28 MBPD. The primary crude oil run by the refinery is Boscan, a heavy Venezuelan crude oil that is rich in asphalt.

     The units produced an average of 10.5 MBPD of asphalt in the year ended December 31, 1995, which accounted for 77% of total production. An additional
3.4 MBPD of production included naphthas and light, medium and heavy gas oils. Total crude runs for the period averaged 13.7 MBPD, for a utilization rate of 49% of rated capacity.

     LYONDELL-CITGO. In July 1993, CITGO and Lyondell Petrochemical Company ("Lyondell") executed agreements pursuant to which Lyondell contributed a 265 MBPD refinery and related assets to LYONDELL-CITGO, a newly formed limited liability company, and CITGO and Lyondell agreed to provide certain amounts necessary to fund a refinery enhancement project to increase the refinery's heavy crude oil conversion capacity from approximately 130 MBPD of 22 degrees average API gravity crude oil to approximately 200 MBPD of 17 degrees average API gravity crude oil. The refinery enhancement project is expected to be completed at the end of 1996, with an in-service date occurring in the first quarter of 1997.

     In connection with this project, PDVSA entered into a long-term contract with LYONDELL-CITGO to supply 135 MBPD of heavy Venezuelan crude oil to the refinery until the completion date of the refinery enhancement project, at which time PDVSA will be required to supply 200 MBPD of such crude oil. The supply agreement, which extends through 2017, incorporates formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil, less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes, and (iii) a deemed margin, which varies according to the grade of crude oil delivered. See "-- Crude Oil Supply." LYONDELL-CITGO also purchases crude oil from third parties to supplement the PDVSA supplies. In addition, CITGO entered into a long-term contract with LYONDELL-CITGO to purchase substantially all of the refined products produced at the refinery through the year 2017 at market related prices, thereby significantly reducing CITGO's need to purchase refined products from third party sources to supply its distribution network. See "-- Marketing -- Refined Product Purchases."

     The Company anticipates that the total cost of the refinery enhancement project will be approximately $1 billion, of which approximately $600 million had been expended as of December 31, 1995. At such date, CITGO had invested an aggregate of $461 million (including reinvested earnings), of which $258 million was funded through equity contributions from PDV America. As of December 31, 1995, CITGO was committed to make additional investments in LYONDELL-CITGO consisting of (i) $30 million at the in-service date of the refinery enhancement project and (ii) up to an additional approximately $150 million through the in-service date provided that the total refinery enhancement project costs do not exceed 110% of the current estimate. In addition, CITGO is required to fund certain fees, expenses and interest on LYONDELL-CITGO's initial $200 million construction loan, and is committed to fund up to $22 million for certain maintenance and environmental costs to the extent that such costs exceed certain estimates. CITGO does not currently expect that its aggregate investments in LYONDELL-CITGO will exceed $630 million (exclusive of reinvested earnings) through the in-service date. At December 31, 1995, CITGO had an approximate 12% participation interest in the profits and losses of LYONDELL-CITGO. CITGO's expected aggregate investment in LYONDELL-CITGO, plus its share of LYONDELL-CITGO's earnings (which must be reinvested through the completion date of such project), will give CITGO an approximate 40% participation interest in the profits and losses of LYONDELL-CITGO. CITGO also has the option, exercisable on one occasion within 18 months after the in-service date, to increase its participation in the profits and losses of LYONDELL-CITGO up to a maximum of 50% which, if exercised, would require CITGO to make an additional investment in LYONDELL-CITGO.

CRUDE OIL SUPPLY

     CITGO owns no crude oil reserves or production facilities, and must therefore rely on purchases of crude oil and feedstocks for its refinery operations. The following chart shows CITGO's purchases of crude oil for the three years in the period ended December 31, 1995.

                              LAKE CHARLES, LA       CORPUS CHRISTI, TX        PAULSBORO, NJ          SAVANNAH, GA(1)
                            --------------------    --------------------    --------------------    --------------------
                            1995    1994    1993    1995    1994    1993    1995    1994    1993    1995    1994    1993
                            ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
                                   (MBPD)                  (MBPD)                  (MBPD)                  (MBPD)
PDVSA.....................  150     129     125     122     128     127      35      36      31      14      12      14
PEMEX.....................   33      63      65       0       0       0       0       0       0       0       0       0
Occidental................   43      42      41       0       0       0       0       0       0       0       0       0
Other Sources.............   52      40      40       0       0       0       0       0       0       0       0       0
                            ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
        Total.............  278     274     271     122     128     127      35      36      31      14      12      14
                            =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

- ---------------

(1) CITGO acquired the Savannah refinery on April 30, 1993.

     CITGO's largest supplier of crude oil is PDVSA, and CITGO has entered into long-term crude oil supply agreements with PDVSA with respect to each of CITGO's refineries. In addition, LYONDELL-CITGO has entered into a long-term crude oil supply agreement with PDVSA with respect to its refinery. The following table shows the base and incremental volumes of crude oil contracted for delivery and the volumes of crude oil purchased from PDVSA under these agreements in the three years in the period ended December 31, 1995.

                                                                VOLUMES OF CRUDE OIL
                                                               PURCHASED UNDER PDVSA
                                               PDVSA             AGREEMENTS FOR THE
                                         SUPPLY AGREEMENT       YEAR ENDED DECEMBER
                                            OIL VOLUME                  31,              YEAR OF
                                       ---------------------   ----------------------   AGREEMENT
                REFINERY               BASE   INCREMENTAL(1)   1995     1994     1993   EXPIRATION
    ---------------------------------  ----   --------------   ----     ----     ----   ---------
                                              (MBPD)                   (MBPD)
    Lake Charles, LA.................  120           50        125 (2)  123 (2)  125       2006
    Corpus Christi, TX...............  130          N/A        122      128      127       2012
    Paulsboro, NJ....................   30          N/A         35       36       31       2010
    Savannah, GA(3)..................   12          N/A         14       12       14       2013
    Houston, TX(4)...................  135          N/A        136      135      131       2017

- ---------------

(1) The supply agreement for the Lake Charles refinery gives PDVSA the right to sell to CITGO incremental volumes up to the maximum amount specified in the table, subject to certain restrictions relating to the type of crude oil to be supplied, refining capacity and other operational considerations at the refinery.

(2) Volumes purchased under the supply agreements do not equal the purchases from PDVSA shown in the previous table as a result of spot purchases.

(3) CITGO acquired the Savannah refinery on April 30, 1993.

(4) CITGO acquired an equity interest in LYONDELL-CITGO, the owner of the Houston refinery, on July 1, 1993. In connection with such transaction, LYONDELL-CITGO entered into a long-term crude oil supply agreement with PDVSA that provides for delivery volumes of 135 MBPD until the completion of a planned refinery enhancement project at which time the delivery volumes will increase to 200 MBPD.

     These crude oil supply agreements require PDVSA to supply minimum quantities of crude oil and other feedstocks to CITGO for a fixed period, usually 20 to 25 years from the inception of the agreement. These supply agreements are designed to reduce the inherent earnings volatility of the refining operations of CITGO. The supply agreements incorporate formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil or feedstock, less (i) certain deemed refining costs, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin, which varies according to the grade of crude oil or feedstock delivered. Under each supply agreement, deemed costs are adjusted periodically by a formula primarily based on the rate of inflation. In addition, deemed margins under certain of the supply agreements are adjusted periodically by a formula based in part on the rate of inflation. Because deemed operating costs and the slate of refined products deemed to be produced for a given barrel of crude oil or other feedstock do not necessarily reflect the actual costs and yields in any period, the actual refining margin earned by CITGO under the various supply agreements will vary depending on, among other things, the efficiency with which CITGO conducts its operations during such period.

     Effective January 1, 1992, the supply agreements between PDVSA and CITGO with respect to the Lake Charles, Corpus Christi and Paulsboro refineries were modified to reduce the price levels to be paid by CITGO by a fixed amount per barrel of crude oil purchased from PDVSA. Such reductions were intended to defray CITGO's costs of certain environmental compliance expenditures. This modification resulted in a decrease in the cost of crude oil purchased under these agreements of approximately $70 million per year for the years 1992 through 1994 as compared to the amount that would otherwise have been payable thereunder. This modification was to expire at December 31, 1996; however, in 1995, PDVSA and CITGO agreed to adjust this modification so that the 1992 fixed amount per barrel would be reduced and the adjusted modification would not expire until December 31, 1999. The effect of this adjustment to the original modification was to increase the cost of crude oil purchased under these agreements by approximately $22 million in 1995 as compared to the amount that would otherwise have been payable thereunder based on the original modification (resulting in a net decrease of approximately $48 million from the amount otherwise payable under the agreement prior to the 1992 original modification). The Company anticipates that the effect of the adjustments to the original modifications will be to increase the price of crude oil purchased from PDVSA under these agreements by approximately $45 million in 1996 (resulting in a net decrease of approximately $25 million from the amount otherwise payable under the agreement prior to the 1992 original modification) and to reduce the price of crude oil purchased from PDVSA under these agreements by approximately $25 million per year in 1997 through 1999, in each case as compared to the original modification and without giving effect to any other factors that may affect the price payable for crude oil under these agreements. Due to the pricing formula under the supply agreements, the aggregate price actually paid for crude oil purchased from PDVSA under these agreements in each of these years will depend primarily upon the then current prices for refined products and certain actual costs of CITGO. These estimates are also based on the assumption that CITGO will purchase the base volumes of crude oil under the agreements.


     Under certain of these agreements, if supplies from PDVSA are interrupted, PDVSA is required to compensate CITGO for any additional costs incurred in securing crude oil or other feedstocks. These crude oil supply agreements may be terminated (i) by mutual agreement, (ii) by either party in the event of a material default, bankruptcy or similar financial hardship on the part of the other party or (iii) in the case of contracts with CITGO, if PDVSA no longer holds 50% or more of the ownership interests in CITGO. See "Description of Debt Securities -- Covenants -- Specified Agreements" in the accompanying Prospectus.

     Most of the crude oil and feedstocks purchased by CITGO from PDVSA are delivered on tankers owned by PDVSA subsidiaries. In 1995, 71% of the PDVSA contract crude oil delivered to the Lake Charles and Corpus Christi refineries was delivered on tankers operated by PDVSA subsidiaries.

     CITGO purchases additional crude oil under a 90-day evergreen agreement with an affiliate of Petroleos Mexicanos ("PEMEX"). CITGO's refineries are particularly well suited to refine PEMEX's Maya heavy, sour crude oil, which is similar in many respect to several types of Venezuelan crude oil. Effective January 1995, the PEMEX crude agreement provided for the purchase of 23 MBPD for the first six months of 1995 and 17 MBPD for the last six months of 1995. The PEMEX agreement provides for the purchase of 37 MBPD of crude for the first six months of 1996 and 45 MBPD for the last six months of 1996.

     CITGO is a party to a contract with an affiliate of Occidental Petroleum Corporation ("Occidental") for the purchase of crude oil. Purchases under this contract, which expires on August 31, 1998, averaged 53.5 MBPD in 1995. CITGO also purchases crude oil under long-standing relationships with numerous other domestic producers.

MARKETING

     CITGO's major products are light fuels (including gasoline, jet fuel, and diesel fuel), petrochemicals, industrial products, asphalt, and lubricants and waxes. The following table shows revenue of each of these product categories for the three years in the period ended December 31, 1995.

                                                     YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------
                                            1995               1994               1993
                                      ----------------    ---------------    ---------------
                                          ($ IN MILLIONS, EXCEPT AS OTHERWISE INDICATED)
    Light Fuels.....................  $ 8,886     85.8%   $7,845     86.0%   $7,841     87.2%
    Petrochemicals and industrial
      products......................      831      8.0%      707      7.8%      602      6.7%
    Asphalt.........................      238      2.3%      194      2.1%      179      2.0%
    Lubricants and Waxes............      404      3.9%      370      4.1%      370      4.1%
                                      -------    -----    ------    -----    ------    -----
              Total.................  $10,359    100.0%   $9,116    100.0%   $8,992    100.0%
                                      =======    =====    ======    =====    ======    =====

     Refined Product Purchases. Refined product purchases are required to supplement the production of the Lake Charles and Corpus Christi refineries in order to meet the demand of CITGO's marketing network. During 1995, CITGO's shortage in gasoline production approximated 277 MBPD. However, due to logistical needs, timing differences and product grade imbalances, in 1995 CITGO purchased approximately 471 MBPD of gasoline, and CITGO sold into the spot market or to traders or other refiners approximately 194 MBPD of gasoline. The following table shows CITGO's purchases of refined products for the three years in the period ended December 31, 1995.

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                       --------------------
                                                                       1995    1994    1993
                                                                       ----    ----    ----
                                                                              (MBPD)
    Gasoline.........................................................  471     380     352
    Jet Fuel.........................................................   87      89      74
    Diesel/#2 fuel...................................................   90      98      88
                                                                       ---     ---     ---
              Total..................................................  648     567     514
                                                                       ===     ===     ===

     CITGO purchases substantially all of the refined products produced at the LYONDELL-CITGO refinery under a long-term contract extending through the year 2017. In 1995, CITGO purchased 103 MBPD of gasoline, 46 MBPD of distillate and 27 MBPD of jet fuel from LYONDELL-CITGO. See "-- Refining -- LYONDELL-CITGO".

     Light Fuels Sales. CITGO markets gasoline, jet fuel and other distillates through an extensive marketing network. The following table provides a breakdown of the sales made by type of product for the three years ended December 31, 1995.

                                     YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                    --------------------------    --------------------------
                                     1995      1994      1993      1995      1994      1993
                                    ------    ------    ------    ------    ------    ------
                                         ($ IN MILLIONS)            (MILLIONS OF GALLONS)
    Gasoline......................  $6,367    $5,252    $5,256    11,075     9,747     9,380
    Jet Fuel......................   1,163     1,102     1,019     2,249     2,131     1,827
    Diesel/#2 fuel................   1,356     1,491     1,566     2,730     3,067     3,005
                                    ------    ------    ------    ------    ------    ------
              Total...............  $8,886    $7,845    $7,841    16,054    14,945    14,212
                                    ======    ======    ======    ======    ======    ======

     Gasoline sales accounted for 61%, 57% and 58% of CITGO's total revenues in the years 1995, 1994 and 1993, respectively. CITGO markets CITGO branded gasoline through more than 14,000 independently owned and operated CITGO branded retail outlets (including 12,286 branded retail outlets owned and operated by approximately 750 independent distributors and 1,752 7-Eleven convenience stores) located throughout the United States, primarily east of the Rocky Mountains. In addition, CITGO itself owns, operates or leases 16 retail outlets that operate under the name "Quik Mart." CITGO purchases gasoline to supply its marketing network, as the gasoline production from the Lake Charles and Corpus Christi refineries was equivalent to approximately 53%, 60% and 65% of the volume of CITGO branded gasoline sold in 1995, 1994 and 1993, respectively. See "-- Refined Product Purchases."

     CITGO's strategy is to enhance the value of the CITGO brand in order to obtain premium pricing for its products by appealing to consumer preference for quality petroleum products and services. This is accomplished through a commitment to quality, dependability and customer service to its independent distributors, which constitute CITGO's primary distribution channel. CITGO also promotes the CITGO brand through various cost-sharing arrangements between CITGO and the distributors to fund local and regional advertising and other promotional efforts, as well as to fund image enhancement and other improvements to the retail outlets, such as signage, lighting and card reader pumps. As a result of the implementation of this strategy, the number of independent distributor-owned or operated CITGO branded retail outlets has grown significantly since 1986 when there were approximately 7,000 outlets (including 7-Eleven convenience stores), with such number increasing by approximately 7%, 6% and 13% in 1995, 1994 and 1993, respectively. In 1995, the National Petroleum News ranked CITGO third in domestic gasoline market share with 8.2%, up from approximately 4.5% in 1989. In addition, customers have selected CITGO as the top branded supplier in three successive biannual Supplier's Cup competitions, held in 1990, 1992 and 1994 and sponsored by the Petroleum Marketers Association of America, an organization of independent refined products distributors.

     In 1994 CITGO began offering to its distributors a program to enhance their stations with new card reader pumps. These pumps allow customers to pay for their gasoline at the pumps with their credit cards instead of going into the stores to pay. As of December 31, 1995, approximately 1,000 retail outlets had installed the card reader pumps.

     CITGO has also engaged in a strategy to aggressively expand its credit card program since credit card sales generally are higher per transaction than cash sales. Since 1992, CITGO has experienced growth in the number of new accounts of 8%, 9% and 11% in 1995, 1994 and 1993, respectively. The point-of-sale ("POS") system that supports the credit card program has expanded to the point that approximately 94% of CITGO's branded credit card sales in 1995 were processed on the POS system.

     Sales to 7-Eleven convenience stores are made under a contract that extends through the year 2006. Under this contract, CITGO arranges all transportation and delivery of motor fuels and handles all product ordering. CITGO also acts as processing agent for the purpose of facilitating and implementing orders and purchases from third-party suppliers. CITGO receives a processing fee for such services. Sales to independent branded distributors are typically made under three-year contracts.

     CITGO markets jet fuel directly to airline customers at 22 airports, including such major hub cities as Atlanta, Chicago, Dallas/Fort Worth, New York and Miami. Jet fuel sales volumes to airline customers increased approximately 2%, 18% and 12% in 1995, 1994 and 1993, respectively. The volume increases were due both to higher levels of purchases by existing customers and to sales to new customers. Sales of bonded jet fuel, which are exempt from import duties as well as certain state and local taxes, have increased from 482 million gallons in 1993 to 555 million gallons in 1995 (accounting for over 30% of total jet fuel sales volume to airline customers in both years).

     CITGO's diesel/#2 fuel marketing strategy aims to obtain the best value for the products manufactured at the Lake Charles and Corpus Christi refineries, as well as those received from LYONDELL-CITGO. Growth in wholesale rack sales to distributors has been the primary focus of marketing efforts. Such efforts have resulted in increases in wholesale rack sales volume from approximately 896 million gallons in 1993 to approximately 1,283 million gallons in 1995. The remaining diesel/#2 fuel production is sold either in bulk through contract sales (primarily as heating oil in the Northeast) or on a spot basis.

     CITGO's delivery of light fuels to its customers is accomplished in part through 52 refined product terminals located throughout CITGO's primary market territory. Of these terminals, 40 are wholly-owned by CITGO and 12 are jointly owned. CITGO's refined product terminals provide a total of approximately 22 million barrels of storage capacity. Fifteen of CITGO's product terminals have waterborne docking facilities, which greatly enhance the flexibility of CITGO's logistical system. In addition, CITGO has active exchange relationships with over 370 other refined product terminals, providing flexibility and timely response to distribution needs. CITGO operates fleets of leased and owned trucks for delivery of refined products from the product terminals to retail locations.

     The following table identifies by state the number and capacity of CITGO's wholly- and jointly-owned refined products terminals:



                                                                NUMBER OF
                                                                 REFINED             STORAGE
                            STATE                           PRODUCTS TERMINALS     CAPACITY(1)
    ------------------------------------------------------  ------------------     -----------
                                                                                   (THOUSANDS
                                                                                   OF BARRELS)
    Indiana...............................................           2                 4,554
    New Jersey............................................           2                 4,341
    New York..............................................           3                 1,764
    Florida...............................................           5                 1,613
    Texas.................................................          11                 1,359
    Massachusetts.........................................           1                 1,314
    Virginia..............................................           4                 1,079
    Wisconsin.............................................           3                   946
    North Carolina........................................           3                   753
    Michigan..............................................           3                   675
    All others (9 states).................................          15                 3,430
                                                                    --
                                                                                      ------
              Total (19 states)...........................          52                21,828
                                                                    ==                ======

- ---------------

(1) CITGO's joint ownership interest in 12 refined products terminals ranges from 25% to 50%, and the aggregate storage capacity attributable to jointly-owned refined products terminals is 4,592 thousand barrels.

     Petrochemicals and Industrial Products. CITGO sells petrochemicals and industrial products in bulk to a variety of U.S. manufacturers as raw materials for finished goods. Sulfur is sold to the U.S. and international fertilizer industry; cycle oils are sold for feedstock processing and blending; natural gas liquids are sold to the U.S. fuel and petrochemical industry; petroleum coke is sold primarily in international markets for use as kiln and boiler fuel; and residual fuel blendstocks are sold to a variety of fuel oil blenders and customers. The majority of CITGO's cumene production is sold to a phenol production plant owned by a partnership in which CITGO is a limited partner. The phenol plant produces phenol and acetone for sale primarily to the principal partner in the phenol plant for the production of plastics.

     Asphalt. CITGO markets asphalt through 10 terminals located along the East Coast, from Savannah, Georgia to Albany, New York. Asphalt is sold primarily to independent contractors for use in the construction and resurfacing of roadways.

     Lubricants and Waxes. CITGO markets many different types, grades and container sizes of lubricants and wax products, with the bulk of sales consisting of automotive oil and lubricants and industrial lubricants. Other major lubricant products include 2-cycle engine oil and automatic transmission fluid.

     In April 1995, CITGO acquired Cato for a purchase price of approximately $46.8 million. CITGO sells its finished lubricant products through three classes of trade: (i) independent distributors that specialize in lubricant sales (representing 66% of 1995 sales), (ii) mass merchandisers (representing 8% of 1995 sales) and (iii) directly to large industrial end users (representing 26% of 1995 sales). CITGO emphasizes sales to independent distributors in its lubricants marketing because of the higher margins realized from these sales. Large industrial end users include steel manufacturers for industrial lubricants and automobile manufacturers for "original equipment" quantities of automotive oils and fluids.

     CITGO markets the largest portion of its wax production as coating materials for the corrugated container industry. CITGO also provides wax for the manufacture of candles, drinking cups, waxed papers, and a variety of building and rubber products.

PIPELINE OPERATIONS

     CITGO owns and operates a 959 mile crude oil pipeline system and three product pipelines located in Texas, Oklahoma and Louisiana with a combined total of approximately 1,100 miles. The crude oil pipeline provides CITGO with access to extensive gathering systems throughout major production areas in Louisiana and Texas that provide the Lake Charles refinery with domestic crude oil to supplement supplies delivered by ship.

     CITGO also has joint equity interests in three crude oil pipeline companies with a total of nearly 5,800 miles of crude oil pipeline. In addition, CITGO has joint equity interests in six refined product pipeline companies with a total of approximately 8,000 miles of refined product pipeline. One of the refined product pipelines in which CITGO has an interest, the Colonial Pipeline, is the largest refined product pipeline in the United States. It transports gasoline, jet fuel and diesel/#2 fuel from the Gulf Coast to the mid-Atlantic states. These equity interest pipelines provide CITGO with access to substantial refinery feedstocks and reliable transportation to refined product markets.

     For the year ended December 31, 1995, CITGO's equity interest pipeline interests provided it with $29 million of dividends. The following table identifies the pipelines in which CITGO held an ownership interest at December 31, 1995.


                                                                                              CITGO
                                                                               CITGO          1995
         PIPELINE                         LOCATION                  SIZE     OWNERSHIP      DIVIDENDS
- --------------------------  ------------------------------------   -------   ---------   ---------------
                                                                   (MILES)      (%)      ($ IN MILLIONS)
Crude Oil Pipelines:
  CITGO...................  Various locations in TX, LA and AR        959        100.0        $  --
     West Texas-Gulf......  Colorado City, TX to Nederland, TX        579         11.4          0.9
     Texas-New Mexico.....  Aneth, UT to Houston, TX                3,803         10.0          0.9
     Kaw..................  Ray, KS to Chase, KS                    1,396         33.3          0.1
Products Pipelines:
  Colonial................  Houston, TX to Linden, NJ               5,317         13.98       $21.5
  Explorer................  Lake Charles, LA to Hammond, IN         1,413          6.8          2.8
  Eagle...................  Houston, TX to Drumright, OK              722        100.0           --
  Casa....................  Victoria, TX to Austin, TX                247        100.0           --
  Badger..................  E. Chicago, IN to Rockford, IL            334         32.0          1.2
  Wolverine...............  Joliet, IL to Detroit, MI                 618          9.5          1.0
  West Shore..............  Hammond, IN to Green Bay, WI              321          8.0          0.4
  Lake Charles............  Lake Charles, LA                           13         50.0          0.2
  Lakemont................  Lake Charles, LA to Mont Belvieu, TX      108        100.0           --

     These pipelines are all common carriers regulated by the Federal Energy Regulatory Commission except for the Kaw crude oil pipeline, an intrastate pipeline, regulated by a Kansas state agency. Historically, these pipelines have paid out 100% of net earnings as dividends, with depreciation expense and deferred taxes providing adequate cash flow to fund capital expenditures. CITGO, along with other joint-interest owners (primarily major oil companies), has obligations with respect to certain throughput and deficiency agreements in connection with some of its joint-interest pipeline companies under the terms of which the owners are obliged to transport sufficient product through the pipeline in the event of a shortfall in transportation volumes. CITGO has experienced no product shipment requirements under the throughput and deficiency agreements, and does not anticipate any transportation volume shortfalls in the foreseeable future.

COMPETITION

     The U.S. petroleum refining and marketing industry is highly fragmented and the Company's competitors include large integrated major oil companies as well as independent refiners and marketers. No company accounts for more than 10% of the total volume of gasoline sold in the U.S. Generally, U.S. refiners compete for sales on the basis of price and brand image and recognition and, in some product areas, product quality. Competitive factors also include: (i) the relative balance between a refiner's crude supply sources, refining capacity, and volumes of refined products needed to supply its marketing network, (ii) market penetration, (iii) refining margin volatility, (iv) transportation differentials, and (v) overall capital strength and financial flexibility.

EMPLOYEES

     CITGO and its subsidiaries have a total of approximately 5,000 employees, approximately 1,800 of whom are covered by 15 union contracts. Approximately 1,700 of the union employees are employed in refining operations. The remaining union employees are located primarily at a lubricant blending and packaging plant and at certain refined product terminals. The Company has recently completed negotiations on labor contracts relating to a majority of its union employees and the Company anticipates that contracts will be negotiated with respect to the remainder of its union employees before the expiration of existing union contracts at the end of 1996. The Company has not experienced any work stoppages or significant labor disputes and the Company believes that its relationship with its employees is good.

ENVIRONMENT AND SAFETY

     CITGO's operations are subject to extensive Federal, state and local environmental laws and regulations governing air emissions, water discharges, site remediation and the generation, handling and disposal of wastes. CITGO believes that its operations are in substantial compliance with these laws and regulations or are operating under consent decrees or similar arrangements with governmental authorities to attain compliance. Past and present refining, marketing and distribution activities have resulted in contamination at certain CITGO properties which may, in some cases, have migrated to adjacent properties. Upon the discovery of contamination at its refineries, terminals or other properties, CITGO investigates and, where required, undertakes remedial measures in accordance with applicable laws and regulations.

     The Company is subject to environmental regulations adopted by the U.S. Environmental Protection Agency ("EPA") and state environmental agencies to implement the Clean Air Act Amendments of 1990 (the "CAA Amendments"). Among other things, the CAA Amendments require all major sources of hazardous air pollutants, as well as certain other sources of air pollutants, to obtain state operating permits. The permits must contain applicable federal and state emission limitations and standards as well as satisfy other statutory requirements. The CAA Amendments also mandated numerous comprehensive specifications for reformulated motor vehicle fuel, including reduced Reid vapor pressure, lower benzene content and increased oxygenate content. In addition, the CAA Amendments mandated significant reductions in the sulfur content of diesel fuel. In particular, the CAA Amendments specified standards for the "simple" model of reformulated gasoline to be used after January 1, 1995 in the nine cities in the United States with the worst air quality and other cities that voluntarily impose the stringent reformulated fuel specifications. CITGO has incurred significant capital expenditures during the last several years in order to satisfy these requirements of the CAA Amendments, and the Company believes that it currently satisfies such requirements. The CAA Amendments also provided that more stringent "complex" model requirements for reformulated fuels are to be utilized in these cities beginning in May 1997, although these "complex" model requirements have yet to be developed. The Company has budgeted approximately $195 million for capital expenditures in the five-year period from 1996 to 2000 to modify refinery operations to satisfy the requirements of the CAA Amendments relating to reformulated gasoline. These estimates may change due to a variety of factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In 1992, CITGO reached an agreement with a state agency to cease usage of certain surface impoundments at CITGO's Lake Charles, Louisiana refinery by 1994, which has been complied with by CITGO. A mutually acceptable closure plan was filed with the state in 1993. The Company and a former owner agreed to share closure costs. Final closure of these impoundments is expected to be completed no earlier than 1998. Equipment to replace these impoundments required approximately $146 million of capital expenditures.

     CITGO has entered into administrative consent orders with the New Jersey Department of Environmental Protection to investigate and remediate three New Jersey properties.

     While CITGO is named as a potentially responsible party ("PRP") at a number of "Superfund" sites, pursuant to a 1992 agreement, a former owner of CITGO has agreed to indemnify CITGO with respect to Superfund damages where offsite hazardous waste disposal occurred prior to September 1, 1983. Based on publicly available information, CITGO believes that such former owner has the financial capability to fulfill all of its responsibilities under this agreement. Accordingly, CITGO believes that its offsite liability exposure under the Federal Superfund and similar state laws is immaterial. In addition, under the 1992 agreement, CITGO assumed any responsibility for certain other environmental contamination at certain owned terminal properties in return for cash payments and other agreements.

     During 1994 and 1995, CITGO received two notices of violations and two compliance orders from the EPA relating to the operation of certain units at the Paulsboro Refinery. CITGO has disputed the allegations contained therein, and is currently in confidential settlement negotiations with the EPA to resolve such allegations. The resolution of this matter is anticipated shortly and is expected to include a Consent Decree which will contain the assessment of a penalty and compliance measures requiring certain capital expenditures. CITGO does not believe the ultimate resolution of these matters will have a material adverse effect on CITGO's consolidated financial position or results of operations.

     On March 4, 1994, CITGO received a notice of violation from the EPA alleging violations related to a crude oil discharge in November 1992 into Claiborne Parish, Louisiana, and a crude oil discharge in March 1993 into Moody Creek in Gregg County, Texas. CITGO has agreed to pay $61,400 to the EPA to settle this matter.

     Increasingly stringent regulatory provisions periodically require additional capital expenditures. During 1995, CITGO expended approximately $34 million for environmental and regulatory capital improvements in its operations. CITGO currently anticipates that it will spend approximately $330 million for environmental and regulatory capital projects over the five-year period 1996-2000.

     CITGO's accounting policy establishes environmental reserves as probable site restoration and remediation obligations become reasonably capable of estimation. At December 31, 1995 and 1994, CITGO had $60 million and $58 million of environmental accruals included in other noncurrent liabilities. Based on currently available information, including the continuing participation of former owners in remediation actions, CITGO believes that these accruals are sufficient to address its environmental clean-up obligations.

     Conditions which require additional expenditures may exist for various Company sites including, but not limited to, the Company's operating refinery complexes, closed refinery sites, service stations and crude oil and petroleum storage terminals. The amount of such future expenditures, if any, is indeterminable.

     CITGO is subject to stringent occupational health and safety laws and regulations. CITGO maintains comprehensive safety, training and maintenance programs, and management believes that CITGO is in substantial compliance with occupational health and safety laws.

LEGAL PROCEEDINGS

     Various lawsuits and claims arising in the ordinary course of business are pending against the Company. Among the lawsuits pending, the Company is in litigation filed in April 1994 in the United States District Court for the Western District of Louisiana (CITGO Petroleum Corporation v. OHM Remediation Services Corp.) concerning a contract for sludge removal and treatment at the Company's Lake Charles, Louisiana refinery, in which the Company is seeking contractual penalties for non-performance and breach of contract and also a determination that a portion of any damages awarded would be recoverable from a former owner. In this lawsuit, the contractor has counterclaimed seeking monetary damages of $35,000,000 plus interest.

     The Company is also in litigation filed in September 1993 in the 14th Judicial District Court for the Parish of Calcasieu, State of Louisiana (State of Louisiana and Ben Morrison, Secretary, Department of Revenue and Taxation v. CITGO Petroleum Corporation) in which the State of Louisiana is seeking an assessment upon the Company of a use tax on petroleum coke which accumulates on catalyst during refining operations and a change to the calculation on the sales/use tax on gas generated by refining operations. Similar lawsuits are pending between the State of Louisiana and other refiners.

     In addition, the Company is in litigation filed in May 1993 in the United States District Court for the Western District of Louisiana (Celestine, et al v. CITGO Petroleum Corporation and subsequently filed related cases which have been consolidated into this proceeding) in which a number of current and former employees and applicants on behalf of themselves and a class of similarly situated persons have asserted claims under Federal and state laws of racial discrimination in connection with the employment practices at the Company's Lake Charles, Louisiana refining complex. The plaintiffs seek injunctive relief and monetary damages. The Court has denied a motion for certification of similarly situated persons as a class, and the plaintiffs are appealing the Court's denial of class certification.

     The Company is vigorously contesting the lawsuits and claims pending against it and the Company believes that its positions are sustainable. The Company has recorded accruals for losses it considers probable and reasonably estimable. However, due to uncertainties involved in litigation, there are cases in which the outcome is not reasonably predictable and the losses, if any, are not reasonably estimable. If such lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts in excess of the Company's accruals, it is reasonably possible that such determinations could have a material adverse effect on the Company's results of operations in a given year. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. However, based upon current assessments of these lawsuits and claims by the Company's counsel and the capital resources available to the Company, management believes that the ultimate resolution of these lawsuits and claims is unlikely to exceed the aggregate of the amounts accrued in respect of such lawsuits and the insurance coverages and indemnification available to the Company by a material amount and should not have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the directors and executive officers of CITGO.

                  NAME                    AGE                  POSITIONS
- ----------------------------------------  ---     ------------------------------------
Luis Urdaneta...........................  54      Chairman of the Board and Director
Ralph S. Cunningham.....................  55      President, Chief Executive Officer
                                                  and Director
Roberto V. Mandini......................  55      Executive Vice President and
                                                  Director
William J. Beckert......................  53      Senior Vice President, Operations
Steven R. Berlin........................  51      Senior Vice President, Finance and
                                                    Administration and Chief Financial
                                                    Officer
Lawrence H. Brittain, Jr................  61      Senior Vice President, Marketing,
                                                  Light Oils and Lubricants
Eduardo Lopez Quevedo...................  55      Director
Angel E. Olmeta.........................  58      Director

     The only standing committee of the Company's Board of Directors is the Audit Committee. The Audit Committee is comprised of Messrs. Mandini, Lopez Quevedo and Olmeta.

     Set forth below are the biographies of each of the Company's directors and executive officers.

     Luis Urdaneta, Chairman of the Board and Director. Mr. Urdaneta has been a Vice President of PDVSA since March 1994. Prior to such time, he was a Vice President of Lagoven, a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from February 1992 to February 1994; the President of Carbozulia, the coal subsidiary of PDVSA from 1986 to 1992; a Director of Pequiven, the petrochemical subsidiary of PDVSA from January 1985 to 1986; a Director of Intevep, the research and development subsidiary of PDVSA from January 1985 to 1986; a director of Bariven, a subsidiary of PDVSA engaged in materials purchasing for U.S. and European operations, from January 1985 to 1986; the General Refining Manager of Lagoven, a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, in 1984; and the Manager of Amuay Refinery, from 1981 to 1983.

     Ralph S. Cunningham, President, Chief Executive Officer and Director. Mr. Cunningham has been President and Chief Executive Officer since May 1, 1995. Prior to such time, he was Vice Chairman of Huntsman Corporation (a privately held petrochemical company headquartered in Houston, Texas) from 1994 to 1995, President of Texaco Chemical Company from 1990 to 1994, Chairman and Chief Executive Officer of Clark Oil & Refining Corporation from 1989 to 1990, President of Tenneco Oil Processing & Marketing from 1982 to 1989 and Executive Vice President of Tenneco Oil Processing & Marketing from 1980 to 1982. Mr. Cunningham is a Director of Bank of Oklahoma, N.A., Enterprise Products Company (a natural gas liquids service business), Huntsman Corporation, International Technology Corporation (an environmental waste management company), and Sherritt, Inc. (a fertilizer production company).

     Roberto V. Mandini, Executive Vice President and Director. Mr. Mandini has been Executive Vice President since January 1995. Prior to such time, he was Chief Executive Officer and Chairman of the Board of Directors of Corpoven S.A., a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from December 1986 to December 1994. Mr. Mandini was also Executive Vice President of Corpoven S.A. from June 1986 to December 1986, Executive Vice President of Meneven S.A., a company that was merged into Corpoven in 1986, from January 1985 to June 1986, a member of the Board of Directors of Lagoven S.A., a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from 1981 to 1985, and Producing Function Coordinator with PDVSA from 1980 to 1981.

     William J. Beckert, Senior Vice President, Operations. Mr. Beckert has been Senior Vice President, Operations since December 1994, with responsibility for the Lake Charles Manufacturing Complex, Corpus Christi Refinery, Petrochemicals, Supply and Logistics, Asphalt Business Unit, Refinery Coordination, Industrial Products, Corporate Planning and Economics, and Health, Safety and Environmental. Prior to such time, he was Vice President, Corporate Planning and Economics from 1986 to 1995 and General Manager, Operations and Planning from 1985 to 1986. Prior to such time, he was Manager, Product Management with Gulf Oil Corporation from 1982 to 1985 and Manager, Business Performance and Coordination from 1980 to 1982 and Manager, International Planning and Coordination from 1978 to 1980. Mr. Beckert currently serves as Chairman of the Board of Directors of THYSSEN-CITGO Petcoke Corporation (a joint venture downstream petroleum coke marketing company) and as a Director of PDV Services, Inc. and the American Petroleum Institute.

     Steven R. Berlin, Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Berlin has been Senior Vice President and Chief Financial Officer since August 1992, with responsibility for Finance and Administration Organizations including Benefits Planning, Corporate Controller and Treasurer, Government and Public Affairs, Information Systems, Procurement and Corporate Services, and Tax. Prior to such time, he was Vice President and Chief Financial Officer of CITGO from 1986 to 1992, General Manager Industrial Products of CITGO (which included responsibility for refining by-products such as sulfur and petroleum coke) from 1985 to 1986 and General Manager, Financial Services of CITGO from 1983 to 1985. Prior to such time, he was Controller, Refining, Marketing and Transportation of Cities Service Company from 1982 to 1983 and Natural Gas Liquids from 1979 to 1982 and Manager, Operations Control from 1976 to 1979. Prior to such time, he was Professor of Accounting, University of Houston, from 1971 to 1973 and part-time Professor of Accounting, University of Tulsa, from 1973 to 1980. Mr. Berlin is a director of the American Petroleum Institute and a director of the American Assembly of Collegiate Schools of Business.

     Lawrence H. Brittain, Jr., Senior Vice President, Marketing, Light Oils and Lubricants. Mr. Brittain has been Senior Vice President Marketing, Light Oils & Lubricants since March 1, 1996. Prior to such time, he was Vice President, Marketing of CITGO from 1986 to 1996 with responsibility for Light Oils Marketing, Credit Card Operations, Pricing, Aviation and Government Sales, Advertising, Brand Operations and Program Development, Business Services, and Terminal Facilities. Prior to such time, he was General Manager Retail Operations of CITGO from 1985 to 1986. Prior to such time, he was Division Manager with Chevron in 1985; General Manager of the Houston and Nashville Districts with Gulf Oil Corporation from 1974 to 1985; District Sales Manager (Atlanta) from 1971 to 1974; Sales Manager (Jacksonville) from 1968 to 1971; Regional Merchandising Manager, Southern Region from 1967 to 1968 and All Markets Sales Representative from 1962 to 1966. Mr. Brittain currently serves on the Board of Directors for Deltaven, S.A., a subsidiary of PDVSA responsible for marketing petroleum products in Venezuela.

     Eduardo Lopez Quevedo, Director. Mr. Lopez Quevedo has been President of Interven, S.A., a company engaged in the monitoring of the international operations of PDVSA, since 1994. Prior to such time, he was the President of Maraven, S.A., a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from 1992 to 1994. Prior to such time, he was Vice President of Maraven, S.A., from 1990 to 1992; a Vice President of Interven, S.A. from 1988 to 1990; Vice President of Corpoven, S.A., a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG from 1986 to 1988; President of Cevegas, S.A., an industrial gas company in Venezuela, from 1986 to 1988; a Director of Lagoven, S.A., a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from January 1985 to December 1986; a Director of Corpoven, S.A. from December 1978 to January 1985; the Trading and Supply Coordinator of PDVSA from 1977 to 1978; and a Director of Llanoven, the successor to Mobil Oil in Venezuela, from 1975 to 1977. Mr. Lopez Quevedo currently serves as a Director of Interven, S.A.; Vice Chairman of the Board of AB Nynas Petroleum of Sweden; Vice Chairman of the Supply and Marketing Committee of Ruhr Oel Gmbh of the Federal Republic of Germany; and Chairman of PDV Europa of The Hague and The Netherlands.

     Angel E. Olmeta, Director. Mr. Olmeta has been Presidential Advisor of PDVSA since January 1, 1996. Prior to such time he was Vice President of PDV America, the holding company for the U.S. operations of PDVSA, from September 1994 to December 1995; Executive Vice President and Chief Operating Officer of CITGO from August 1992 to August 1994; Executive Vice President of CITGO from August 1991 to August 1992; Managing Director of Petroleos de Venezuela (USA) Corporation, a subsidiary of PDVSA, from 1987 to 1991; a Director of Lagoven, a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG, from 1985 to 1987; Corporate Planning Coordinator of PDVSA from 1981 to 1985; and International Marketing Manager of Maraven, a subsidiary of PDVSA engaged in the exploration, production, refining and retailing of crude, products, gas and LPG from 1976 to 1981. Mr. Olmeta currently serves as a Director of PDV America and PDVSA.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The statements herein concerning the Notes and the Indenture do not purport to be complete. All such statements are qualified in their entirety by reference to the accompanying Prospectus and the provisions of the Indenture, the form of which has been filed with the Securities and Exchange Commission.


     The Notes offered hereby constitute a single series of Debt Securities to
be issued under an Indenture dated as of May   , 1996 (the "Indenture"), between
the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). For purposes of this "Description of the Notes", the term "Company" refers to CITGO Petroleum Corporation and does not include its subsidiaries. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture.


GENERAL

     The Notes will mature on June 1, 2006, and will be limited to an aggregate principal amount of $200,000,000. The Notes will bear interest at the rate set
forth on the cover page of this Prospectus Supplement from May   , 1996 (the
"Issue Date"), or from the most recent interest payment date to which interest has been paid, payable semi-annually on May 1 and November 1 of each year, beginning on November 1, 1996, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding April 15 or October 15, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


     Except as otherwise set forth below under "Book-Entry System", the Notes will be represented by Global Securities deposited with a Depositary (as defined below). Owners of beneficial interests will not be entitled to receive certificated Notes and will not be considered the "holders" of the Notes for purposes of the Indenture. See "-- Book-Entry System."


     The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

RANKING

     The Notes will be general unsecured senior obligations of the Company. The Notes will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future indebtedness of the Company that is designated as subordinate or junior in right of payment to the Notes. The Notes will be effectively subordinated to all obligations (including trade payables) of the Company's subsidiaries. At December 31, 1995, the Company's subsidiaries had balance sheet liabilities of approximately $606 million. The subsidiaries also have other liabilities (including contingent liabilities) which may be substantial.

OPTIONAL REDEMPTION

     The Notes are not redeemable at the option of the Company prior to their maturity.

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, New York, will act as securities depositary (the "Depositary") for the Notes. The Notes will be represented by one or more global securities (collectively, the "Global Securities") registered in the name of Cede & Co., the Depositary's nominee. The provisions set forth under "Description of Debt Securities -- Book-Entry System" in the Prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under "Description of Debt Securities -- Book-Entry System" in the Prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form and will not be considered holders of Notes.

     The following summary is based on information furnished by the Depositary:

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by the Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Security. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Security representing the Notes will be made in immediately available funds to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the

Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursement of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof.

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

     The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, Notes in definitive form will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof and such information is subject to any changes to the arrangements between the Company and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

SAME-DAY SETTLEMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to the Company, all payments of principal and interest on the Notes will be made by the Company in immediately available funds.

     Secondary trading in long term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

NOTICES

     Notices to holders of Notes will be given by mail to the registered addresses of such holders.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago will be the Trustee under the Indenture. The Trustee has lending and other customary banking relationships with the Company and receives customary fees and compensation in connection therewith. The Trustee's current address is One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126.

GOVERNING LAW

     The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement among the Company, Salomon Brothers Inc and Chase Securities Inc., as Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                           PRINCIPAL AMOUNT
                                 UNDERWRITER                                   OF NOTES
    ---------------------------------------------------------------------  ----------------
    Salomon Brothers Inc.................................................    $
    Chase Securities Inc.................................................
                                                                             ------------
              Total......................................................    $200,000,000
                                                                             ============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any Notes are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at
such price less a concession of not more than      % of the principal amount of
the Notes. The Underwriters may allow, and such dealers may reallow, a
concession of not more than      % of the principal amount of the Notes to
certain other dealers. After the initial public offering, the public offering price and such concession may be changed from time to time.

     The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue making a market at any time without notice. The Company currently has no intention to list the Notes on any securities exchange, and there can be no assurance given as to the liquidity of the trading market for the Notes.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriting Agreement also provides that the Underwriters will reimburse the Company for expenses incurred by the Company in connection with the offering and sale of the Notes in an amount not to exceed $100,000.

     The Underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business and may receive customary fees and compensation in connection therewith. Chase Securities Inc. is an affiliate of The Chase Manhattan Bank, N.A. and Texas Commerce Bank, N.A. which are lenders to the Company under the Company's credit facilities, and will each receive their proportionate share (6.25%, in the case of The Chase Manhattan Bank, N.A., and 7.50%, in the case of Texas Commerce Bank, N.A.) of any repayment by the Company of amounts outstanding under such facilities from the proceeds of the offering of the Notes. See "Use of Proceeds."

     Phibro Energy, an affiliate of Salomon Brothers Inc, is in the business of refining and trading crude oil and, in connection therewith, does business with the Company and its affiliates.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets at December 31, 1995 and 1994.............................    F-3
Consolidated Statements of Income for the years ended December 31, 1995, 1994 and
  1993................................................................................    F-4
Consolidated Statements of Shareholder's Equity for the years ended December 31, 1995,
  1994 and 1993.......................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995,
  1994 and 1993.......................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

LOGO

                                        ----------------------------------------
                                        Suite 2400     Telephone: (918) 586-8800
                                        One Williams Center
                                                       Facsimile: (918) 592-3856
                                        Tulsa, Oklahoma 74172-0124

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of CITGO Petroleum Corporation:

We have audited the accompanying consolidated balance sheets of CITGO Petroleum Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CITGO Petroleum Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.

Tulsa, Oklahoma
February 12, 1996

LOGO

                          CITGO PETROLEUM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                       1995           1994
                                                                    -----------    -----------
CURRENT ASSETS:
  Cash and cash equivalents.......................................  $    19,863    $    16,271
  Accounts receivable.............................................      817,990        752,744
  Due from affiliates.............................................       28,991         19,651
  Inventories.....................................................      785,275        778,844
  Prepaid expenses and other......................................       30,199         19,302
                                                                     ----------     ----------
          Total current assets....................................    1,682,318      1,586,812
PROPERTY, PLANT AND EQUIPMENT -- Net..............................    2,491,849      2,277,240
RESTRICTED CASH...................................................        1,258         42,887
INVESTMENTS IN AFFILIATES.........................................      650,360        461,807
OTHER ASSETS......................................................       97,793         71,282
                                                                     ----------     ----------
                                                                    $ 4,923,578    $ 4,440,028
                                                                     ==========     ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Short-term bank loans...........................................  $    25,000    $    53,500
  Accounts payable................................................      438,172        401,371
  Payables to affiliates..........................................      176,800        149,713
  Taxes other than income.........................................      173,915        138,296
  Other...........................................................      224,077        196,002
  Current portion of long-term debt...............................       95,240         60,454
  Current portion of capital lease obligation.....................       10,557          9,462
                                                                     ----------     ----------
          Total current liabilities...............................    1,143,761      1,008,798
LONG-TERM DEBT....................................................    1,159,263      1,007,606
CAPITAL LEASE OBLIGATION..........................................      141,504        152,061
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.......................      167,905        175,309
OTHER NONCURRENT LIABILITIES......................................      186,376        166,075
DEFERRED INCOME TAXES.............................................      367,644        329,771
MINORITY INTEREST.................................................       25,618         23,625
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S EQUITY:
  Common stock -- $1.00 par value, 1,000 shares authorized, issued
     and outstanding..............................................            1              1
  Additional capital..............................................    1,222,345      1,207,345
  Retained earnings...............................................      509,161        369,437
                                                                     ----------     ----------
          Total shareholder's equity..............................    1,731,507      1,576,783
                                                                     ----------     ----------
                                                                    $ 4,923,578    $ 4,440,028
                                                                     ==========     ==========

                See notes to consolidated financial statements.

                          CITGO PETROLEUM CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                       1995            1994           1993
                                                    -----------     ----------     ----------
REVENUES
  Net sales.......................................  $10,279,579     $9,093,562     $8,986,839
  Sales to affiliates.............................      242,581        153,143        120,569
                                                    -----------     ----------     ----------
                                                     10,522,160      9,246,705      9,107,408
Equity in earnings (losses) of affiliates.........       33,530         28,585         30,117
Other income (expense) - net......................       (2,985)        (6,265)        (3,819)
                                                    -----------     ----------     ----------
                                                     10,552,705      9,269,025      9,133,706
                                                    -----------     ----------     ----------
COST OF SALES AND EXPENSES:
  Cost of sales and operating expenses (including
     purchases of $3,321,128, $2,915,696 and
     $3,058,445 from
     affiliates)..................................   10,066,012      8,730,971      8,654,315
  Selling, general and administrative expenses....      162,260        156,635        137,530
  Interest expense, excluding capital lease.......       88,655         58,899         59,581
  Capital lease interest charge...................       17,913         18,893         19,773
  Minority interest...............................        1,993          2,394          1,810
                                                    -----------     ----------     ----------
                                                     10,336,833      8,967,792      8,873,009
                                                    -----------     ----------     ----------
INCOME BEFORE INCOME TAXES, EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE.......................................      215,872        301,233        260,697
INCOME TAXES......................................       79,528        110,444         98,562
                                                    -----------     ----------     ----------
INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE......      136,344        190,789        162,135
EXTRAORDINARY GAIN, early extinguishment of debt,
  net of related income taxes of $2,160...........        3,380             --             --
EXTRAORDINARY CHARGE, early extinguishment of
  debt, net of related income tax benefit of
  $956............................................           --         (1,627)            --
CUMULATIVE EFFECT, change in accounting for post-
  employment benefits, net of related income tax
  benefit of $2,823...............................           --         (4,477)            --
                                                    -----------     ----------     ----------
NET INCOME........................................  $   139,724     $  184,685     $  162,135
                                                    ============    ==========     ==========

                See notes to consolidated financial statements.

                          CITGO PETROLEUM CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                             (AMOUNTS IN THOUSANDS)

                                          COMMON STOCK                                    TOTAL
                                        ----------------    ADDITIONAL    RETAINED    SHAREHOLDER'S
                                        SHARES    AMOUNT     CAPITAL      EARNINGS       EQUITY
                                        ------    ------    ----------    --------    -------------
BALANCE, JANUARY 1, 1993..............     1        $1      $  952,804    $ 51,100     $ 1,003,905
  Net income..........................    --        --              --     162,135         162,135
  Capital contributions received from
     Parent...........................    --        --         212,000          --         212,000
  Dividends to Parent.................    --        --              --     (28,483)        (28,483)
                                          --        --
                                                            ----------    --------      ----------
BALANCE, DECEMBER 31, 1993............     1         1       1,164,804     184,752       1,349,557
  Net income..........................    --        --              --     184,685         184,685
  Capital contributions received from
     Parent...........................    --        --          42,541          --          42,541
                                          --        --
                                                            ----------    --------      ----------
BALANCE, DECEMBER 31, 1994............     1         1       1,207,345     369,437       1,576,783
  Net income..........................    --        --              --     139,724         139,724
  Capital contributions received from
     Parent...........................    --        --          15,000          --          15,000
                                          --        --
                                                            ----------    --------      ----------
BALANCE, DECEMBER 31, 1995............     1        $1      $1,222,345    $509,161     $ 1,731,507
                                          ==        ==      ==========    ========      ==========

                See notes to consolidated financial statements.

                          CITGO PETROLEUM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                              1995        1994        1993
                                                            --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $139,724    $184,685    $162,135
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................   164,570     157,071     173,879
     Provision for losses on accounts receivable..........     9,070       6,250       9,387
     Deferred income taxes................................    16,957      29,087      16,520
     Equity earnings (losses) of affiliates in excess of
       distributions......................................    (4,490)     (3,930)     (3,808)
     (Gain) charge from early extinguishment of debt......    (3,380)      1,627          --
     Other adjustments....................................     3,652       5,483       1,657
     Changes in operating assets and liabilities, net of
       investment in subsidiary:
       Accounts receivable and due from affiliates........   (77,412)   (170,874)    (38,287)
       Inventories........................................     2,212     (46,878)     14,296
       Prepaid expenses and other current assets..........     4,766       2,653      (7,394)
       Accounts payable and other current liabilities.....   133,110      98,187     123,990
       Other assets.......................................   (68,114)    (38,688)    (51,362)
       Other liabilities..................................     9,685      55,422      10,101
                                                            --------    --------    --------
          Total adjustments...............................   190,626      95,410     248,979
                                                            --------    --------    --------
          Net cash provided by operating activities.......   330,350     280,095     411,114
                                                            --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................  (314,225)   (350,492)   (345,430)
  Proceeds from sales of property, plant and equipment....       843       2,734         242
  Decrease (increase) in restricted cash..................    41,629     (42,887)         --
  Return of partnership capital...........................        --      49,256          --
  Investments in LYONDELL-CITGO Refining Company Ltd......  (178,875)   (138,416)   (118,880)
  Investment in subsidiary and advances to other
     affiliates...........................................   (46,805)     (1,531)    (18,308)
                                                            --------    --------    --------
          Net cash used in investing activities...........  (497,433)   (481,336)   (482,376)
                                                            --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from (repayments of) short-term bank
     loans................................................   (28,500)     16,500      28,000
  Net borrowings (repayments) of revolving bank loan......    95,000      55,000    (190,000)
  Payments on term bank loan..............................    (7,353)   (150,000)         --
  Payments on senior notes................................   (47,321)         --          --
  Proceeds from master shelf agreement....................   100,000     160,000          --
  Proceeds from issuance of tax-exempt bonds..............    90,700      70,000      50,000
  Payments on tax-exempt bonds............................   (40,237)         --          --
  Payments of capital lease obligations...................    (9,011)     (8,691)     (7,841)
  Borrowings (repayments) of other debt...................     2,397      18,510      (2,380)
  Capital contributions received from Parent..............    15,000      42,541     212,000
  Dividends paid to Parent................................        --          --     (28,483)
                                                            --------    --------    --------
          Net cash provided by financing activities.......   170,675     203,860      61,296
                                                            --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........     3,592       2,619      (9,966)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............    16,271      13,652      23,618
                                                            --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................  $ 19,863    $ 16,271    $ 13,652
                                                            ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest, net of amounts capitalized.................  $ 97,788    $ 75,538    $ 84,255
                                                            ========    ========    ========
     Income taxes, net of refunds of $3,682 in 1995.......  $ 64,437    $ 94,551    $ 72,684
                                                            ========    ========    ========

                See notes to consolidated financial statements.

                          CITGO PETROLEUM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business -- CITGO Petroleum Corporation ("CITGO") is a subsidiary of PDV America, Inc., an indirect wholly owned subsidiary of Petroleos de Venezuela, S.A. ("PDVSA"), the national oil company of Venezuela.

CITGO manufactures or refines and markets quality transportation fuels as well as lubricants, refined waxes, petrochemicals, asphalt and other industrial products. Transportation fuel customers include primarily CITGO branded wholesale distributors, convenience stores and airlines located primarily east of the Rocky Mountains. Crude oil and refined products are also sold for refinery supply, logistical and marketing purposes. Such sales are primarily to major and independent oil companies and traders. Lubricants are sold to independent distributors, mass marketers and industrial customers and petrochemical feedstocks and industrial products are sold to various manufacturers and industrial companies throughout the United States. Sales are made primarily on account, based on pre-approved unsecured credit terms established by CITGO management, except sales to airlines, which are made primarily on a prepaid basis. The Company also has a proprietary credit card program which allows retail consumers to purchase fuel and convenience items at CITGO branded outlets. Allowances for uncollectible accounts are established based on several factors which include, but are not limited to, analysis of specific customers, historical trends, current economic conditions and other information.

Principles of Consolidation -- The consolidated financial statements include the accounts of CITGO and its subsidiaries (collectively referred to as the "Company"). All subsidiaries are wholly owned except for Cit-Con Oil Corporation ("Cit-Con"), which is 65 percent owned. All material intercompany transactions and accounts have been eliminated.

The Company's investments in affiliates are accounted for by the equity method. The excess of the investments over the equity in the underlying net assets of the affiliates is amortized on a straight-line basis over 40 years, which is based upon the estimated useful lives of the affiliates' assets.

Pervasiveness of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition -- Revenue is recognized upon transfer of title to products sold, based upon the terms of delivery.

Supply and Marketing Activities -- The Company engages in the buying and selling of crude oil to supply its refineries. The net results of this activity are recorded in cost of sales. The Company also engages in the buying and selling of refined products to facilitate the marketing of its refined products. The results of this activity are recorded in cost of sales and sales.

Refined product exchange transactions that do not involve the payment or receipt of cash are not accounted for as purchases or sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the Company's LIFO inventory method. Exchanges that are settled through payment or receipt of cash are accounted for as purchases or sales.

Excise Taxes -- The Company collects excise taxes on sales of gasoline and other motor fuels. Excise taxes of approximately $2.2 billion, $2.1 billion and $1.4 billion were collected from customers and paid to various governmental entities in 1995, 1994 and 1993, respectively. Excise taxes are not included in sales.

                          CITGO PETROLEUM CORPORATION

Inventories -- Crude oil and refined product inventories are stated at the lower of cost or market and cost is primarily determined using the last-in, first-out ("LIFO") method. The average cost method is used for materials and supplies.

Property, Plant and Equipment -- Property, plant and equipment is reported at cost, less accumulated depreciation. Depreciation is based upon the estimated useful lives of the related assets using the straight-line method. Depreciable lives are generally as follows: buildings and leaseholds -- 10 to 24 years; machinery and equipment -- 5 to 24 years; and vehicles -- 3 to 10 years.

The Company capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Capitalized interest totaled $5 million, $12 million and $4 million in 1995, 1994 and 1993, respectively.

Futures Contracts and Commodity Options Activity and Other Derivatives -- The Company enters into petroleum futures contracts to hedge a portion of the price risk associated with crude oil and refined products. The Company also buys and sells commodity options for delivery and receipt of crude oil and refined products. In order for a transaction to qualify as a hedge, the Company requires that the item to be hedged exposes the Company to price risk and that the commodity contract reduce that risk and be designated as a hedge. The high correlation between price movements of a product and the commodity contract in that product is well demonstrated in the petroleum industry and generally the Company relies on those historical relationships and on periodic comparisons of market price changes to price changes of futures and options contracts accounted for as hedges. Gains or losses on contracts which qualify as hedges are recognized when the related inventory is sold or the hedged transaction is consummated. Changes in the market value of futures and option positions which are not hedges are recorded as gains or losses in the period in which they occur.

The Company has only limited involvement with other derivative financial instruments, and does not use them for trading purposes. They are used to manage well defined interest rate and commodity price risks arising out of the Company's core activities.

The Company has entered into various interest rate swap and cap agreements to manage its risk related to interest rate changes on its debt. Premiums paid for purchased interest rate swap and cap agreements are amortized to interest expense over the terms of the agreements. Unamortized premiums are included in other assets. The interest rate differentials received or paid by the Company related to these agreements are recognized as adjustments to interest expense over the term of the agreements. Gains or losses on terminated swap agreements are either amortized over the original term of the swap agreement if the hedged borrowings remain in place or are recognized immediately if the hedged borrowings are no longer held.

The Company from time to time enters into refined product price collars and crackspread hydrocarbon swaps. No premiums are required for these agreements. Gains and losses under these agreements, which primarily fix margins on anticipated sales, are accrued as receivables or payables and as adjustments of the carrying amount of inventories. The amounts are recognized in income through cost of sales when the related refined products are sold, unless an earlier writedown is required to recognize anticipated nonrecovery of deferred amounts. The market risk associated with these agreements is not significant.

Refinery Maintenance -- Costs of refinery turnaround maintenance are charged to operations over the average period between turnarounds. Turnaround periods range approximately from one to seven years. Unamortized costs are included in other assets. Amortization of refinery turnaround costs is included in depreciation and amortization expense. Amortization was $43 million, $54 million and $86 million for 1995, 1994 and 1993, respectively. Ordinary maintenance is expensed as incurred.

                          CITGO PETROLEUM CORPORATION

Environmental Expenditures -- Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. Subsequent adjustments to estimates, to the extent required, may be made as more refined information becomes available.

Income Taxes -- In 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective at the beginning of fiscal 1990. This statement requires an asset and liability approach for financial accounting and reporting of income taxes.

The Company is included in the consolidated U.S. Federal income tax return filed by PDV America, Inc. The Company's current and deferred income tax has been computed on a stand alone basis.

Postretirement Benefits -- In addition to pension benefits, the Company, at present, provides certain health care and life insurance benefits to eligible employees at retirement. The Company accounts for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires costs related to postretirement benefits to be accrued during the period an employee provides service.

Postemployment Benefits -- The Company provides various postemployment benefits for eligible former or inactive employees, including disability, severance, and salary continuation benefits. Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The principal effect of adopting this standard is the accrual of postemployment benefits during the period the employees provide service rather than expensing costs as paid. The cumulative effect of adopting this standard was $4.5 million, which is net of the income tax benefit of $2.8 million. The effect on 1994 net income, excluding the cumulative effect, was not material.

Restricted Cash -- Restricted cash represents short-term, highly liquid investments held in trust accounts in accordance with a tax-exempt bond agreement. Funds are released solely for financing environmental facilities as defined in the bond agreements.

Consolidated Statement of Cash Flows -- For purposes of the consolidated statement of cash flows, the Company considers highly liquid short-term investments with original maturities of three months or less to be cash equivalents. In addition, borrowings with original maturities of three months or less are presented net of repayments.

Reclassifications -- Certain minor reclassifications have been made to the 1993 and 1994 financial statements to conform with the classifications used in 1995.

2. INVESTMENT IN LYONDELL-CITGO REFINING COMPANY LTD.

On July 1, 1993, subsidiaries of CITGO and Lyondell Petrochemical Company ("Lyondell") executed definitive agreements with respect to LYONDELL-CITGO Refining Company Ltd. ("LYONDELL-CITGO"), a Texas limited liability company which owns and operates a 265 MBPD refinery previously owned by Lyondell and located in Houston, Texas. As of December 31, 1995, CITGO has invested approximately $436 million in cash for a minority participation interest in LYONDELL-CITGO and to fund the initial portion of CITGO's commitment to the refinery enhancement project described below, while Lyondell contributed the refinery and related assets in exchange for the remaining participation interest in the new company. As of December 31, 1995, LYONDELL-CITGO has spent approximately $600 million on a refinery enhancement project to increase the refinery's heavy crude oil high conversion capacity. This heavy crude oil will be entirely supplied by a subsidiary of PDVSA under a long-term crude oil supply contract. CITGO purchases substantially all of the refined products produced at the Houston

                          CITGO PETROLEUM CORPORATION
refinery under a long-term contract through the year 2017, thereby significantly reducing CITGO's need to purchase refined products from third party sources to supply its distribution network. LYONDELL-CITGO estimates expenditures to complete this project will total approximately $400 million to $500 million.

As of December 31, 1995, CITGO is committed to invest an additional (i) $30 million at the in-service date of the refinery enhancement project, which is currently scheduled for 1997, and (ii) up to an additional approximately $150 million through the in-service date provided that the project costs do not exceed 110 percent of current estimates. In addition, CITGO is required to fund certain fees, expenses and interest on LYONDELL-CITGO's initial $200 million construction loan, and is committed to fund up to $22 million for certain maintenance and environmental costs, to the extent that maintenance and environmental costs exceed expectations. Although CITGO is committed to fund the investments described above, CITGO does not currently expect that its aggregate investments will exceed $630 million (including the initial investment, but exclusive of reinvested earnings) through the in-service date. CITGO's expected aggregate investment in LYONDELL-CITGO, plus its share of LYONDELL-CITGO's earnings, which must be reinvested through the in-service date, will give CITGO approximately a 40 percent participation interest in LYONDELL-CITGO; CITGO also has the option to make an additional investment which, if made, would increase CITGO's participation interest to 50 percent. As of December 31, 1995, CITGO has received $258 million of equity contributions to fund the investments in LYONDELL-CITGO. CITGO expects to fund the Company's remaining commitment through cash generated from operations and available credit facilities.

The Company accounts for its investment in LYONDELL-CITGO using the equity method. At December 31, 1995 and 1994, the Company's investment, including reinvested earnings, was $461 million and $268 million, which represented an approximate 12 percent and 11 percent participation interest, respectively. The Company's equity in the earnings of LYONDELL-CITGO was $14 million, $6 million and $5 million for 1995, 1994 and 1993, respectively.

3. ACQUISITION OF BUSINESS

On May 1, 1995, the Company purchased Cato Oil & Grease ("Cato"). Cato is primarily engaged in the manufacture and distribution of lubricants. The results of operations of Cato are included in the accompanying financial statements since the date of acquisition. Proforma results of operations for this business are not material to the Company's consolidated statement of income. The total cost of this acquisition was $46,805,500 which was allocated as follows:


    Property, plant and equipment.........................................  $27,000,000
    Inventory.............................................................    8,643,000
    Accounts receivable...................................................    6,144,000
    Other assets (net)....................................................    5,018,500
                                                                            -----------
                                                                            $46,805,500
                                                                            ============


4. RELATED PARTY TRANSACTIONS

Under long-term crude oil supply agreements, which extend through the years 2012 and 2006, and other agreements, including vessel transportation contracts, the Company purchased $1.9 billion, $1.8 billion and $2.0 billion of crude oil, feedstocks and other products from wholly owned subsidiaries of PDVSA in 1995, 1994 and 1993, respectively. These crude oil, feedstock, and other product purchases comprised 31 percent, 34 percent and 37 percent of the Company's total acquisitions in 1995, 1994 and 1993, respectively. The crude oil supply contracts incorporate formula prices based on the market value of a number of refined products deemed to be produced from each particular crude oil, less (i) certain

                          CITGO PETROLEUM CORPORATION
deemed refining costs adjustable for inflation; (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin, which varies according to the grade of crude oil. Prior to 1995, certain costs were used in the formula aggregating approximately $70 million per year which were to cease being deductible after 1996. Commencing in the third quarter of 1995, a portion of such deductions were and will be deferred from 1995 and 1996 to the years 1997 through 1999. As a result of the deferrals, crude oil costs for 1995 increased by approximately $22 million and crude oil costs for 1996 are estimated to increase by approximately $45 million. However, from 1997 through 1999, crude oil costs are estimated to decrease by approximately $25 million per year as a result of the deferral. At December 31, 1995 and 1994, $146 million and $128 million, respectively, were included in payables to affiliates as a result of these transactions.

During 1995, 1994 and 1993, the Company also purchased $1.4 billion, $1.1 billion and $1.0 billion of crude oil, feedstocks and refined products from LYONDELL-CITGO primarily under a product sales agreement. The product sales agreement incorporates formula prices based on published market prices and defined marketing discounts and variable factors. At December 31, 1995 and 1994, $31 million and $22 million were included in payables to affiliates as a result of these transactions.

The Company had refined product, feedstock, crude oil and other product sales of $243 million, $153 million and $121 million to affiliates in 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, $29 million and $20 million were included in due from affiliates as a result of these transactions.

Under a separate guarantee of rent agreement, PDVSA has guaranteed payment of rent, stipulated loss value and terminating value due under the lease of the Corpus Christi refinery facilities described in Note 14.

5. ACCOUNTS RECEIVABLE

                                                                     1995         1994
                                                                   --------     --------
                                                                      (000'S OMITTED)
    Trade........................................................  $620,690     $566,208
    Credit card..................................................   166,492      154,300
    Other........................................................    49,105       47,320
                                                                   --------     --------
                                                                    836,287      767,828
    Allowance for uncollectible accounts.........................   (18,297)     (15,084)
                                                                   --------     --------
                                                                   $817,990     $752,744
                                                                   ========     ========

6. INVENTORIES

                                                                     1995         1994
                                                                   --------     --------
                                                                      (000'S OMITTED)
    Refined product..............................................  $588,696     $601,146
    Crude oil....................................................  149,414..     136,086
    Materials and supplies.......................................    47,165       41,612
                                                                   --------     --------
                                                                   $785,275     $778,844
                                                                   ========     ========

As of December 31, 1995 and 1994, replacement costs exceeded LIFO carrying values by approximately $112 million and $40 million.

                          CITGO PETROLEUM CORPORATION

7. PROPERTY, PLANT AND EQUIPMENT

                                                                   1995           1994
                                                                ----------     ----------
                                                                     (000'S OMITTED)
    Land......................................................  $  112,542     $  112,061
    Buildings and leaseholds..................................     410,903        378,367
    Machinery and equipment...................................   2,184,920      1,982,970
    Vehicles..................................................      44,211         39,231
    Construction in process...................................     218,146        127,981
                                                                ----------     ----------
                                                                 2,970,722      2,640,610
    Accumulated depreciation and amortization.................    (478,873)      (363,370)
                                                                ----------     ----------
                                                                $2,491,849     $2,277,240
                                                                ==========     ==========

Depreciation expense for 1995, 1994 and 1993 was $122 million, $103 million and $88 million, respectively.

Other income includes gains and losses on disposals and retirements of property, plant and equipment. Such net losses were approximately $4 million, $7 million and $5 million in 1995, 1994 and 1993, respectively.

8. INVESTMENTS IN AFFILIATES

In addition to LYONDELL-CITGO, the Company's investments in affiliates consist of equity interests of 6.8 to 50 percent in joint interest pipelines and terminals, including a 13.98 percent interest in Colonial Pipeline Company, a
49.5 percent partnership interest in Nelson Industrial Steam Company ("NISCO"), which is a qualified cogeneration facility; and a 49 percent partnership interest in Mount Vernon Phenol Plant. The carrying value of these investments exceeded the Company's equity in the underlying net assets by approximately $164 million and $168 million at December 31, 1995 and 1994, respectively.

In September 1994, NISCO refinanced its long-term debt. In connection with this transaction CITGO received a $75 million cash distribution from NISCO and NISCO wrote off deferred loan fees and other costs associated with the extinguished debt. CITGO's share of NISCO's write-off, $1.6 million, was reported as an extraordinary after tax charge in 1994. The distribution received exceeded CITGO's investment and capital account in NISCO by approximately $26 million. This amount was recorded in other noncurrent liabilities based on the terms of the NISCO partnership agreement and has subsequently been adjusted to reflect capital transactions and CITGO's share of NISCO's earnings and losses. At December 31, 1995 and 1994, other noncurrent liabilities include approximately $40 million and $35 million related to the Company's partnership interest in NISCO.

Information on the Company's investments, including LYONDELL-CITGO, follows:

                                                          1995        1994        1993
                                                        --------    --------    --------
                                                        (000'S OMITTED)
    Company's investments in affiliates...............  $650,360    $461,807    $370,400
    Company's equity in net income (losses) of
      affiliates......................................    33,530      28,585      30,117
    Dividends received from affiliates................    29,040      26,282      26,309

                          CITGO PETROLEUM CORPORATION

Selected financial information provided by the affiliates is summarized as follows:

                                                          1995          1994          1993
                                                       ----------    ----------    ----------
                                                       (000'S OMITTED)
Summary of financial position:
  Current assets.....................................  $  547,479    $  529,206    $  489,303
  Noncurrent assets..................................   2,345,695     1,876,688     1,669,291
  Current liabilities................................     596,723       510,613       381,014
  Noncurrent liabilities.............................   1,659,729     1,400,805     1,267,436
Summary of operating results:
  Revenues...........................................  $3,900,653    $3,474,306    $2,319,239
  Gross profit.......................................     574,103       522,059       511,150
  Net income.........................................     344,817       276,633       279,155

9. SHORT-TERM BANK LOANS

As of December 31, 1995, the Company has established $179.5 million of uncommitted, unsecured, short-term borrowing facilities with various banks. Interest rates on these facilities are determined daily based upon the Federal funds interest rates, and maturity options vary up to 30 days. The weighted average interest rates actually incurred in 1995, 1994 and 1993 were 6.2 percent, 6.4 percent and 3.5 percent, respectively. The Company had $25.0 million and $53.5 million of borrowings outstanding under these facilities at December 31, 1995 and 1994.

10. LONG-TERM DEBT

                                                                   1995           1994
                                                                ----------     ----------
                                                                     (000'S OMITTED)
    Revolving bank loan.......................................  $  290,000     $  195,000
    Term bank loan............................................     117,647        125,000
    Senior Notes:
      8.75% Series A due 1998.................................      56,250         75,000
      9.03% Series B due 2001.................................     171,429        200,000
      9.30% Series C due 2006.................................     125,000        125,000
    Master Shelf Agreement:
      8.55% Senior Notes due 2002.............................      25,000             --
      8.68% Senior Notes due 2003.............................      50,000         50,000
      7.29% Senior Notes due 2004.............................      20,000         20,000
      8.59% Senior Notes due 2006.............................      40,000         40,000
      8.94% Senior Notes due 2007.............................      50,000         50,000
      7.17% Senior Notes due 2008.............................      25,000             --
      7.22% Senior Notes due 2009.............................      50,000             --
    Tax-Exempt Bonds:
      Pollution control revenue bonds due 2004................      15,800         15,800
      Port facilities revenue bonds due 2007..................      11,800         11,800
      Louisiana wastewater facility revenue bonds due 2023....       3,020         50,000
      Louisiana wastewater facility revenue bonds due 2024....      20,000         20,000
      Louisiana wastewater facility revenue bonds due 2025....      40,700             --
      Gulf Coast solid waste facility revenue bonds due
         2025.................................................      50,000             --
      Gulf Coast solid waste facility revenue bonds due
         2026.................................................      50,000         50,000
    Cit-Con bank credit agreement.............................      42,857         40,460
                                                                ----------     ----------
                                                                 1,254,503      1,068,060
    Current portion of long-term debt.........................     (95,240)       (60,454)
                                                                ----------     ----------
                                                                $1,159,263     $1,007,606
                                                                ==========     ==========

                          CITGO PETROLEUM CORPORATION

Revolving and Term Bank Loans -- The Company's credit agreement with various banks was amended during 1994. The primary result of the amendments was a reduction in borrowings under the term bank loan of $150 million. At December 31, 1995, this agreement consists of a $125 million term loan and a $675 million revolving loan. The term loan is unsecured, has various interest rate options (year-end rate of 6.3 percent, 6.6 percent and 4.0 percent at December 31, 1995, 1994 and 1993) and principal amounts are payable in quarterly installments commencing in December 1995. The revolving loan is unsecured, has various borrowing maturities and interest rate options (year-end rate of 6.4 percent, 6.7 percent and 3.9 percent at December 31, 1995, 1994 and 1993), and is committed through December 31, 1999. Both the term and revolving loans contain certain covenants that, depending upon the level of the Company's capitalization and earnings, could impose limitations on the Company for paying dividends, incurring additional debt, placing liens on property, and selling fixed assets. The Company was in compliance with the debt covenants at December 31, 1995.

Senior Notes -- At December 31, 1995, the Company has outstanding approximately $352.7 million of Senior Notes (the "Notes"). Guarantees of these Notes by significant subsidiaries of CITGO were released during 1995. Principal amounts are payable in annual installments commencing in November, 1995 for the Series A and Series B Notes and November, 1996 for the Series C Notes. Interest is payable semi-annually in May and November. The Notes contain certain covenants that, depending upon the level of the Company's capitalization and earnings, could impose limitations on the Company for paying dividends, incurring additional debt, placing liens on property, and selling fixed assets. The Company was in compliance with the debt covenants at December 31, 1995.

Master Shelf Agreement -- During 1994, CITGO entered into an unsecured Master Shelf Agreement with an insurance company to place up to $260 million of senior notes in private markets. A total of $260 million has been drawn under this facility as of December 31, 1995, with various fixed interest rates and maturities. The agreement contains certain covenants that, depending upon the level of the Company's capitalization and earnings, could impose limitations on the Company for paying dividends, incurring additional debt, placing liens on property, and selling fixed assets. The Company was in compliance with the debt covenants at December 31, 1995.

Tax-Exempt Bonds -- Through state entities, the Company has issued $27.6 million of industrial development bonds for certain Lake Charles, Louisiana port facilities and pollution control equipment and $163.7 million of environmental revenue bonds to finance a portion of the Company's environmental facilities at its Lake Charles, Louisiana refinery and at the LYONDELL-CITGO refinery.

The pollution control and port facilities revenue bonds are secured by letters of credit. Interest rates vary weekly and the interest rates at December 31, 1995, 1994 and 1993 were 5.1 percent, 5.5 percent and 3.2 percent, respectively. The Louisiana Revenue Bonds due in the year 2023 have a fixed interest rate of 6 percent. Guarantees of these bonds by certain CITGO subsidiaries were released during 1995. During 1995 the Company repurchased approximately $47 million of these bonds at a discount, resulting in an extraordinary gain of approximately $3.4 million net of related income taxes of approximately $2.2 million. The Louisiana Revenue Bonds due in the year 2024 are secured by a letter of credit and have a floating interest rate which was 6.2 percent and 5.7 percent at December 31, 1995 and 1994, respectively. The Louisiana Revenue Bonds due in the year 2025 are secured by a letter of credit and have a floating interest rate which was 6.2 percent at December 31, 1995. The Gulf Coast Revenue Bonds due in the year 2025 are secured by a letter of credit and have a floating interest rate which was 6.2 percent at December 31, 1995. The Gulf Coast Revenue Bonds due in the year 2026 are secured by a letter of credit and have a floating interest rate which was 6.2 percent and 5.7 percent at December 31, 1995 and 1994, respectively.

Cit-Con Bank Credit Agreement -- The Cit-Con bank credit agreement provided for borrowings of up to $50 million and was converted to a term loan during 1995. The agreement is collateralized by throughput

                          CITGO PETROLEUM CORPORATION
agreements of the owner companies, has various interest rate options (weighted average effective rates of 6.8 percent, 6.7 percent and 3.8 percent at December 31, 1995, 1994 and 1993, and requires quarterly principal payments through December 2001.

Debt Maturities -- Future maturities of long-term debt as of December 31, 1995 are: 1996 -- $95.2 million; 1997 -- $95.2 million; 1998 -- $95.2 million;
1999 -- $366.6 million; 2000 -- $47.1 million and $555.2 million thereafter.

Interest Rate Swap and Cap Agreements -- The Company has entered into the following interest rate swap agreements to reduce the impact of interest rate changes on its variable interest rate debt:

                                                                        NOTIONAL PRINCIPAL
                                                                              AMOUNT
                                          EXPIRATION     FIXED RATE    --------------------
           VARIABLE RATE INDEX               DATE           PAID         1995        1994
    ----------------------------------  --------------   ----------    --------     -------
                                                                         (000'S OMITTED)
    One-month LIBOR...................  September 1998      4.85%      $ 25,000     $25,000
    One-month LIBOR...................  September 1998      4.77%            --      25,000
    One-month LIBOR...................  November 1998       5.09%        25,000      25,000
    One-month LIBOR...................  May 2000            6.28%        25,000          --
    J. J. Kenny.......................  May 2000            4.72%        25,000          --
    J. J. Kenny.......................  February 2005       5.30%        12,000          --
    J. J. Kenny.......................  February 2005       5.27%        15,000          --
    J. J. Kenny.......................  February 2005       5.49%        15,000          --
                                                                       --------     -------
                                                                       $142,000     $75,000
                                                                       =========    ========

Interest expense includes $0.1 million, $0.4 million and $0.3 million in 1995, 1994 and 1993 related to interest paid on these agreements. During 1995, the Company converted $25 million of variable rate debt to fixed rate borrowings and terminated the interest rate swap agreement matched to the variable rate debt. Other income in 1995 includes a $2.4 million gain related to the termination of this interest rate swap agreement.

During 1995, the Company entered into a 9 percent interest rate cap agreement with a notional amount of $25 million, a reference rate of three-month LIBOR and an expiration date of February, 1997. Other interest rate cap agreements to which the Company was a party expired in November, 1994. The effect of these agreements was not material in 1995, 1994 or 1993.

11. EMPLOYEE BENEFIT PLANS

Employee Savings -- The Company sponsors three qualified defined contribution retirement and savings plans covering substantially all eligible salaried and hourly employees. Participants make voluntary contributions to the plans and the Company makes contributions, including matching of employee contributions, based on plan provisions. The Company charged $16 million, $15 million and $15 million to operations related to its contributions to these plans for the years 1995, 1994 and 1993, respectively.

Pension Benefits -- The Company sponsors three qualified noncontributory defined benefit pension plans, two of which cover eligible hourly employees and one of which covers eligible salaried employees. The Company also sponsors two nonqualified defined benefit plans for certain eligible employees. The qualified plans' assets include corporate securities, a fixed income mutual fund, and a short-term investment fund. The nonqualified plans are not funded.

The Company's policy is to fund the qualified pension plans in accordance with applicable laws and regulations and not to exceed the tax deductible limits. The nonqualified plans are funded as necessary

                          CITGO PETROLEUM CORPORATION
to pay retiree benefits. The plan benefits for each of the qualified pension plans are primarily based on an employee's years of plan service and compensation as defined by each plan.

The Company's net periodic pension costs for these plans included the following components:

                                                                1995        1994       1993
                                                              --------    --------    -------
                                                              (000'S OMITTED)
Service cost-benefits earned during the year................  $ 11,498    $ 11,757    $10,684
Interest cost on projected benefit obligation...............    11,496      10,164      9,585
Actual loss (return) on plan assets.........................   (34,784)      3,166     (7,421)
Net amortization and deferral...............................    23,777     (14,529)    (3,348)
                                                              --------    --------    -------
Net periodic pension cost...................................  $ 11,987    $ 10,558    $ 9,500
                                                              ========    ========    =======

The following table summarizes the funded status of these plans and the related amounts recognized in the Company's consolidated financial statements:

                                                        1995                         1994
                                              -------------------------    ------------------------
                                              OVERFUNDED    UNDERFUNDED    OVERFUNDED   UNDERFUNDED
                                                PLANS          PLANS         PLANS         PLANS
                                              ----------    -----------    ----------   -----------
                                                   (000'S OMITTED)             (000'S OMITTED)
Plan assets at fair value...................  $  155,997            --      $ 90,497     $  28,048
Actuarial present value of benefit
  obligation:
  Vested benefits...........................    (103,046)      (10,292)      (64,429)      (34,033)
  Nonvested benefits........................     (16,661)           --        (8,912)       (4,861)
                                               ---------      --------      --------      --------
Accumulated benefit obligation..............    (119,707)      (10,292)      (73,341)      (38,894)
Effect of projected long-term compensation
  increases.................................     (41,012)       (1,729)      (24,036)       (9,599)
                                               ---------      --------      --------      --------
Total projected benefit obligation
  ("PBO")...................................    (160,719)      (12,021)      (97,377)      (48,493)
                                               ---------      --------      --------      --------
  PBO in excess of plan assets..............  $   (4,722)    $ (12,021)     $ (6,880)    $ (20,445)
                                               =========      ========      ========      ========
Pension liability recognized in the
  consolidated balance sheets...............  $  (27,467)    $ (10,292)     $(16,010)    $ (17,301)
Amounts not recognized:
  Prior service costs.......................       1,928        (1,786)         (407)          549
  Net gain at date of adoption..............       2,085            --         1,078         1,275
  Net amount resulting from plan experience
     and changes in actuarial assumptions...      18,732          (862)        8,459        (5,894)
  Additional minimum liability..............          --           919            --           926
                                               ---------      --------      --------      --------
     Funded status as of year end...........  $   (4,722)    $ (12,021)     $ (6,880)    $ (20,445)
                                               =========      ========      ========      ========

The underfunded plans relate to the plans in which plan assets at fair value are exceeded by the accumulated benefit obligation.

                          CITGO PETROLEUM CORPORATION

Following are the significant assumptions used in determining the costs and funded status of these plans:

                                                                     1995     1994     1993
                                                                     ----     ----     ----
    Discount rate:
      Pension costs................................................  8.0 %    7.5 %    8.0 %
      Benefit obligations..........................................  7.5 %    8.0 %    7.5 %
    Rate of long-term compensation increase:
      Pension costs................................................  5.0 %    5.0 %    6.0 %
      Benefit obligations..........................................  5.0 %    5.0 %    5.0 %
    Expected long-term rate of return on assets....................  8.5 %    9.0 %    9.0 %

Postretirement Benefits Other Than Pensions -- In addition to pension benefits, the Company also provides certain health care and life insurance benefits for eligible salaried and hourly employees at retirement. These benefits are subject to deductibles, copayment provisions and other limitations and are primarily funded on a pay as you go basis. The Company reserves the right to change or to terminate the benefits at any time.

The following sets forth the funded status of the accumulated postretirement benefit obligation reconciled with amounts reported in the Company's consolidated balance sheets:

                                                                     1995         1994
                                                                   --------     --------
                                                                      (000'S OMITTED)
    Accumulated postretirement benefit obligation ("APBO"):
      Retirees...................................................  $ 49,853     $ 47,526
      Fully eligible active employees............................    38,393       39,477
      Other active employees.....................................    73,295       60,106
                                                                   --------     --------
              Total APBO.........................................   161,541      147,109
    Trust assets at fair value...................................       799          756
                                                                   --------     --------
    APBO in excess of trust assets...............................   160,742      146,353
    Plus unrecognized net gain...................................    10,863       32,632
                                                                   --------     --------
      Postretirement benefit liability recognized in the
         consolidated balance sheets including $3.7 million in
         other current liabilities in 1995 and 1994..............  $171,605     $178,985
                                                                   =========    =========

The Company's net periodic postretirement benefit cost (credit) included the following components:

                                                           1995        1994        1993
                                                         --------     -------     -------
                                                                 (000'S OMITTED)
    Service cost -- benefits earned during the year....  $  5,819     $ 7,421     $ 7,770
    Interest cost on APBO..............................    12,089      11,833      12,120
    Actual return on trust assets......................       (43)        (41)         --
    Other -- amortization of unrecognized net gain.....   (21,603)     (5,333)         --
                                                         --------     -------     -------
    Net periodic postretirement benefit cost
      (credit).........................................  $ (3,738)    $13,880     $19,890
                                                         =========    ========    ========

The amortization of unrecognized net gain (or loss) is due to changes in the APBO resulting from experience different from that assumed and from changes in assumptions. Gains (or losses) are recognized as a component of net postretirement benefit cost by the amount the beginning of year unrecognized net gain (or loss) exceeds 7.5 percent of the APBO. Increases in the per capita costs of covered health care benefits of 11 percent, 12 percent and 15 percent were assumed for 1995, 1994 and

                          CITGO PETROLEUM CORPORATION

1993, respectively, gradually decreasing to a 6 percent ultimate rate by the year 2004. Increasing the assumed health care cost trend rates by one percentage point in each future year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $30.4 million and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 by $3.8 million. Discount rates of 8 percent, 7.5 percent and 8 percent for 1995, 1994 and 1993, respectively, were used to determine the net periodic postretirement cost. Discount rates of 7.5 percent and 8 percent for 1995 and 1994, respectively, were used to determine the accumulated postretirement benefit obligation.

12. INCOME TAXES

The provisions for income taxes are comprised of the following:

                                                            1995        1994       1993
                                                           -------    --------    -------
                                                                  (000'S OMITTED)
    Current:
      Federal............................................  $57,435    $ 70,665    $72,117
      State..............................................    5,136       6,913      9,925
                                                           -------    --------    -------
                                                            62,571      77,578     82,042
    Deferred.............................................   16,957      32,866     16,520
                                                           -------    --------    -------
                                                           $79,528    $110,444    $98,562
                                                           =======    ========    =======

The Federal statutory tax rate differs from the effective tax rate due to the following:

                                                                1995       1994       1993
                                                                ----       ----       ----
    Federal statutory tax rate................................  35.0%      35.0%      35.0%
    State taxes, net of Federal benefit.......................   3.2%       2.5%       2.9%
    Dividend exclusions.......................................  (3.3)%     (2.2)%     (2.3)%
    New tax legislation.......................................    --         --        2.9%
    Other.....................................................   1.9%       1.4%      (0.7)%
                                                                ----       ----       ----
    Effective tax rate........................................  36.8%      36.7%      37.8%
                                                                ====       ====       ====

Effective August 10, 1993, Federal tax legislation was enacted which, among other changes, increased the Federal statutory tax rate from 34 percent to 35 percent retroactive to January 1, 1993. The effect, which decreased net income for 1993 by $8.5 million, was recognized as a component of the provision for income taxes for 1993. Net deferred tax liabilities were increased by $7.9 million as a result of this rate increase.

In 1995, the Company generated alternative minimum tax of approximately $18 million which is available to offset regular federal income taxes in future years, subject to certain alternative minimum tax limitations.

The Company and PDV America, Inc. are parties to a tax allocation agreement which is designed to provide PDV America, Inc. with sufficient cash to pay its consolidated income tax liabilities. Current amounts payable to PDV America, Inc. under this agreement of $12.2 million and $7.5 million are included in other current liabilities at December 31, 1995 and 1994, respectively.

In 1993, the Company incurred a net capital loss of $19.8 million which, for Federal income tax purposes, may only offset capital gains to decrease the Company's tax liability. The Federal income tax benefit was fully recognized in the 1993 provision for income taxes based on losses utilized during the carryback

                          CITGO PETROLEUM CORPORATION
period and anticipated future capital gains. The Company has utilized approximately $10.4 million of the capital loss to offset capital gains, and at December 31, 1995, the remaining capital loss carryforward was $9.4 million which expires in 1998.

Deferred income taxes reflect the net tax effects of (i) temporary differences between the financial and tax bases of assets and liabilities and (ii) loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1995 and 1994 are as follows:

                                                                     1995         1994
                                                                   --------     --------
                                                                      (000'S OMITTED)
    Deferred tax liabilities:
      Property, plant and equipment..............................  $387,298     $351,715
      Inventories................................................    72,452       71,033
      Investments in affiliates..................................    68,038       61,016
      Environmental charges......................................     6,739        7,054
      Other......................................................     1,218        2,054
                                                                   --------     --------
                                                                    535,745      492,872
                                                                   --------     --------
    Deferred tax assets:
      Postretirement benefit obligations.........................    70,284       72,527
      Marketing and promotional accruals.........................    23,603       20,033
      Employee benefit accruals..................................    25,487       22,542
      Alternative minimum tax credit carryforward................    18,166           --
      Other......................................................    43,384       39,906
                                                                   --------     --------
                                                                    180,924      155,008
                                                                   --------     --------
    Net deferred tax liability (of which $12,823 is a current
      asset at December 31, 1995 and $8,093 is a current
      liability at December 31, 1994)............................  $354,821     $337,864
                                                                   ========     ========

13. COMMITMENTS AND CONTINGENCIES

Litigation and Injury Claims -- Various lawsuits and claims arising in the ordinary course of business are pending against the Company. Included among these are (i) litigation with a contractor who is claiming additional compensation for sludge removal and treatment at the Company's Lake Charles, Louisiana refinery; the Company is seeking contractual penalties for non-conformance and breach of contract and also a determination that a portion of any damages awarded would be recoverable from a former owner; (ii) litigation against the State of Louisiana concerning a potential assessment to the Company and other refiners of a use tax on petroleum coke which accumulates on catalyst during refining operations and a change to the calculation of the sales/use tax on fuel gas generated by refinery operations; and (iii) litigation against the Company by a number of current and former employees and applicants on behalf of themselves and a class of similarly situated persons asserting claims under Federal and state laws of racial discrimination in connection with the employment practices at the Company's Lake Charles, Louisiana refining complex; the plaintiffs have appealed the Court's denial of class certification. The Company is vigorously contesting such lawsuits and claims and believes that its positions are sustainable. The Company has recorded accruals for losses it considers probable and reasonably estimable. However, due to uncertainties involved in litigation, there are cases in which the outcome is not reasonably predictable and the losses, if any, are not reasonably estimable. If such lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts in excess of the Company's accruals, it is reasonably possible that such determinations could have a material adverse effect on the

                          CITGO PETROLEUM CORPORATION

Company's results of operations in a given year. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. However, based upon management's current assessments of these lawsuits and claims and that provided by counsel in such matters, and the capital resources available to the Company, management of the Company believes that the ultimate resolution of these lawsuits and claims would not exceed the aggregate of the amounts accrued in respect of such lawsuits and claims and the insurance coverages available to the Company by a material amount and, therefore, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Environmental Compliance and Remediation -- The Company is subject to various Federal, state and local environmental laws and regulations which may require the Company to take action to correct or improve the effects on the environment of prior disposal or release of petroleum substances by the Company or other parties. Management believes the Company is in compliance with these laws and regulations in all material respects. Maintaining compliance with environmental laws and regulations could require significant capital expenditures and additional operating costs.

In 1992, the Company reached an agreement with a state agency to cease usage of certain surface impoundments at the Company's Lake Charles, Louisiana refinery by 1994. A mutually acceptable closure plan was filed with the state in 1993. The Company and a former owner are sharing the closure costs. The remediation commenced in December 1993 and is expected to be completed no earlier than 1998. Equipment to replace these impoundments required approximately $146 million of capital expenditures.

In 1992, an agreement was reached between the Company and a former owner concerning a number of environmental issues. The agreement consisted, in part, of payments to the Company totaling $46 million, of which $31 million was received in 1992 and $5 million in each of the years 1993, 1994, and 1995. The former owner will continue to share the costs of certain specific environmental remediation and certain tort liability actions based on ownership periods and specific terms of the agreement.

At December 31, 1995 and 1994, the Company had $60 million and $58 million of environmental accruals included in other noncurrent liabilities. Based on currently available information, including the continuing participation of former owners in remediation actions, management believes these accruals are adequate. Conditions which require additional expenditures may exist for various Company sites including, but not limited to, the Company's operating refinery complexes, closed refineries, service stations and crude oil and petroleum product storage terminals. The amount of such future expenditures, if any, is indeterminable.

Capital Expenditures -- The Company's anticipated capital expenditures, excluding the investments in LYONDELL-CITGO, for the five-year period 1996 to the year 2000 total approximately $1.6 billion. The expenditures include environmental and regulatory capital projects as well as strategic capital expenditures. At December 31, 1995, authorized expenditures on incomplete capital projects totaled approximately $258 million.

Supply Agreements -- The Company has a long-term contract through August 31, 1998 which provides CITGO the option to purchase domestic crude oil at contract reference prices from an independent supplier. Purchases under this contract totaled $261 million, $239 million and $214 million in 1995, 1994 and 1993, respectively.

The Company has various other crude oil, refined product and feedstock purchase agreements with unaffiliated entities with terms ranging from monthly to annual renewal. The Company believes numerous sources of supply are readily available on comparable terms.

                          CITGO PETROLEUM CORPORATION

Throughput Agreements -- The Company has throughput agreements with certain pipeline affiliates (Note 8). These throughput agreements may be used to secure obligations of the pipeline affiliates. Under these agreements, the Company may be required to provide its pipeline affiliates with additional funds through advances against future charges for the shipping of petroleum products. The Company currently ships on these pipelines and has not been required to advance funds in the past. At December 31, 1995, the Company has no fixed and determinable, unconditional purchase obligations under these agreements.

Marine Spill Response Arrangements -- During the third quarter of 1995, the Company entered into a contract with National Response Corporation for marine oil removal services capability and terminated its relationship with the previous provider of that service. The Company paid a cancellation fee of approximately $16 million, which is included in cost of sales and operating expenses in 1995.

Futures Contracts and Commodity Option Agreements -- The Company enters into petroleum futures contracts primarily to reduce the Company's inventory exposure to market risk. Such contracts are entered into through major brokerage houses and traded on national exchanges and can be settled in cash or through delivery of the commodity. Since the contracts described above generally qualify as hedges and correlate to price movements of crude oil and refined products, gains or losses resulting from market changes in these contracts will be offset by losses or gains on the Company's hedged inventory or future purchases and sales. Unrealized and deferred gains and losses on these contracts at December 31, 1995, 1994 and 1993 and the effects on cost of sales and pretax earnings for 1995, 1994 and 1993 were not material. At times, the Company enters into commodity futures and option agreements that are not related to the hedging program discussed above. This activity and its results were not material in 1995 or 1994; 1993 cost of sales includes an approximate $20 million loss from this activity.

Refined Product Price Collars and Crackspread Hydrocarbon Swaps -- From time to time, the Company uses these agreements to hedge exposure to changes in prices of refined products. At December 31, 1995 and 1994, the Company had no such agreements in place. At December 31, 1993, the Company had one turbine fuel price collar in effect which effectively established a ceiling and floor price for 52 thousand barrels of turbine fuel sales per month. The agreement expired in August 1994.

Other Credit and Off-Balance Sheet Risk Information as of December 31,
1995 -- The Company has guaranteed approximately $12 million of debt of certain CITGO distributors and an affiliate. Such debt is substantially collateralized by assets of these entities. The Company has outstanding letters of credit totaling approximately $198 million, which includes $193 million related to the Company's tax-exempt bonds. The Company has also acquired surety bonds totaling $30 million primarily due to requirements of various government entities. The Company does not expect liabilities to be incurred related to such guarantees, letters of credit or surety bonds.

Neither the Company nor the counterparties are required to collateralize their obligations under interest rate swaps or caps, refined product price collar or crackspread hydrocarbon swap agreements. The Company is exposed to credit loss in the event of nonperformance by the counterparties to these agreements, but has no off-balance sheet risk of accounting loss for the notional amounts. The Company does not anticipate nonperformance by the counterparties, which consist primarily of major financial institutions as of December 31, 1995.

                          CITGO PETROLEUM CORPORATION

14. LEASES

The Company leases certain of its Corpus Christi refinery facilities under a long-term lease. The basic term of the lease expires on January 1, 2004; however, the Company may renew the lease until January 31, 2011, the date of its purchase option. Capitalized costs included in property, plant and equipment related to the leased assets were approximately $209 million at December 31, 1995 and 1994. Accumulated amortization related to the leased assets was approximately $78 million and $70 million at December 31, 1995 and 1994, respectively. Amortization is included in depreciation expense.

The Company also has various noncancelable operating leases, primarily for office space, computer equipment and vehicles. Rent expense on all operating leases totaled $33 million in 1995 and $34 million in 1994 and 1993. Future minimum lease payments for the capital lease and noncancelable operating leases are as follows:

                                                       CAPITAL      OPERATING
                          YEAR                          LEASE        LEASES        TOTAL
    ------------------------------------------------  ---------     ---------     --------
                                                                (000'S OMITTED)
    1996............................................  $  27,375      $11,828      $ 39,203
    1997............................................     27,375        9,665        37,040
    1998............................................     27,375        8,023        35,398
    1999............................................     27,375        6,950        34,325
    2000............................................     27,375        6,559        33,934
    Thereafter......................................    118,125       23,701       141,826
                                                      ---------      -------      --------
    Total minimum lease payments....................    255,000      $66,726      $321,726
                                                                     =======      ========
    Amount representing interest....................   (102,939)
                                                      ---------
    Present value of minimum lease payments.........    152,061
    Current portion.................................     10,557
                                                      ---------
                                                      $ 141,504
                                                      =========

15. FAIR VALUE INFORMATION

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                          CITGO PETROLEUM CORPORATION

The carrying amounts of cash and cash equivalents and restricted cash approximate fair values because of the short maturity of these instruments. The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                1995                          1994
                                     ---------------------------   ---------------------------
                                      CARRYING          FAIR        CARRYING          FAIR
                                       AMOUNT           VALUE        AMOUNT           VALUE
                                     -----------     -----------   -----------     -----------
                                                          (000'S OMITTED)
    LIABILITIES:
      Short-term bank loans........  $    25,000     $    25,000   $    53,500     $    53,500
      Long-Term debt...............    1,254,503       1,327,684     1,068,060       1,076,112
    DERIVATIVE AND OFF-BALANCE
      SHEET FINANCIAL
      INSTRUMENTS -- UNREALIZED
      GAINS (LOSSES):
      Interest rate swap
         agreements................           --          (3,030)           --           7,598
      Interest rate cap
         agreements................           --              --            --              --
      Guarantees of debt...........           --             (48)           --            (105)
      Letters of credit............           --            (842)           --            (626)
      Surety bonds.................           --             (90)           --             (93)

Short-term bank loans and long-term debt -- The fair value of short-term bank loans and long-term debt is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

Interest rate swap and cap agreements -- The fair value of these agreements is based on the estimated amount that the Company would receive or pay to terminate the agreements at the reporting dates, taking into account current interest rates and the current creditworthiness of the counterparties.

Guarantees, letters of credit and surety bonds -- The estimated fair value of contingent guarantees of third-party debt, letters of credit and surety bonds is based on fees currently charged for similar one-year agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting dates.

The fair value estimates presented herein are based on pertinent information available to management as of the reporting dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

                          CITGO PETROLEUM CORPORATION

16. QUARTERLY RESULTS OF OPERATIONS -- UNAUDITED

The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994 (in thousands):

                  1995                     1ST QTR.      2ND QTR.      3RD QTR.      4TH QTR.
- ----------------------------------------  -----------   -----------   -----------   -----------
Sales...................................  $ 2,357,482   $ 2,952,144   $ 2,707,483   $ 2,505,051
Cost of sales and operating expenses....    2,237,897     2,850,103     2,596,968     2,381,044
Income before extraordinary gain........       47,161        25,743        31,087        32,353
Extraordinary gain......................        3,380            --            --            --
                                           ----------    ----------    ----------    ----------
          Net income....................  $    50,541   $    25,743   $    31,087   $    32,353
                                           ==========    ==========    ==========    ==========
1994
Sales...................................  $ 2,035,550   $ 2,313,359   $ 2,519,267   $ 2,378,529
Cost of sales and operating expenses....    1,913,004     2,211,222     2,381,518     2,225,227
Income before extraordinary charge and
  cumulative effect of a change in
  accounting principle..................       44,092        37,189        54,512        54,996
Extraordinary charge....................           --            --       (1,627)            --
Cumulative effect of a change in
  accounting principle -- SFAS 112(1)...      (4,477)            --            --            --
                                           ----------    ----------    ----------    ----------
          Net income....................  $    39,615   $    37,189   $    52,885   $    54,996
                                           ==========    ==========    ==========    ==========

- ---------------

(1) The Company's original estimate of the cumulative effect of accounting change for the adoption of SFAS No. 112 has been revised to the amount reflected.

17. SUBSEQUENT EVENTS -- UNAUDITED

During March, 1996, the Company's Board of Directors approved a resolution to proceed with a public offering of up to $600 million of senior unsecured notes.

                                  * * * * * *

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN ANY PRICING SUPPLEMENT, THIS PROSPECTUS SUPPLEMENT, OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. ANY PRICING SUPPLEMENT, THIS PROSPECTUS SUPPLEMENT, AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. ANY PRICING SUPPLEMENT, THIS PROSPECTUS SUPPLEMENT, AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH NOTES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVER OF ANY PRICING SUPPLEMENT, THIS PROSPECTUS SUPPLEMENT, OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                         -----------------------------

                               TABLE OF CONTENTS


                                                PAGE
                                                -----
                PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by
  Reference....................................   S-2
The Company....................................   S-3
Use of Proceeds................................   S-5
Capitalization.................................   S-5
Selected Consolidated Financial Data...........   S-6
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   S-7
Business.......................................  S-15
Management.....................................  S-34
Description of the Notes.......................  S-37
Underwriting...................................  S-40
Legal Matters..................................  S-40
Index to Financial Statements..................   F-1
                    PROSPECTUS
Available Information..........................     2
Incorporation of Certain Documents by
  Reference....................................     2
Enforceability of Civil Liabilities Against
  Foreign Persons..............................     2
Prospectus Summary.............................     4
Risk Factors...................................     6
Use of Proceeds................................     9
Ratio of Earnings to Fixed Charges.............     9
Description of Debt Securities.................     9
Certain U.S. Federal Income Tax
  Considerations...............................    29
Plan of Distribution...........................    33
Certain Legal Matters..........................    34
Experts........................................    34


                         -----------------------------


  UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE NOTES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


$200,000,000

CITGO PETROLEUM
CORPORATION

    % SENIOR NOTES DUE 2006

                                     [CITGO LOGO]

SALOMON BROTHERS INC

CHASE SECURITIES INC.

PROSPECTUS SUPPLEMENT

DATED MAY   , 1996

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED MAY 15, 1996


PROSPECTUS

                          CITGO PETROLEUM CORPORATION

                                DEBT SECURITIES

                             ---------------------

     CITGO Petroleum Corporation ("CITGO" or the "Company") may offer and issue from time to time debt securities (the "Debt Securities") with an aggregate initial offering price of $600,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies). The Debt Securities may be sold for U.S. dollars or one or more foreign or composite currencies, and the principal of and any interest on the Debt Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

     The Debt Securities will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities at par or a premium or with an original issue discount. The specific designation, aggregate principal amount, currency, purchase price, maturity, rate or method of calculation of interest and time of payment thereof, whether such Debt Securities are to be issued in book-entry form, redemption, pre-payment or sinking fund provisions, any other specific terms, and any listing on a securities exchange of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") will be set forth in an accompanying prospectus supplement (the "Prospectus Supplement") together with the terms of offering of the Offered Debt Securities.

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBT SECURITIES.

                             ---------------------

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     The Debt Securities may be sold directly by the Company, through agents designated from time to time, through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, or by dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of the Offered Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in the Prospectus Supplement.

                             ---------------------

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

     This Prospectus, which constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     The Company is incorporated in Delaware, and its principal executive offices are located at One Warren Place, 6100 South Yale Avenue, Tulsa, Oklahoma 74136 (telephone: (918) 495-4000).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates herein by this reference the Registration Statement on Form 10 filed with the Commission by the Company pursuant to the Exchange Act (File No. 001-12138).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference) will be provided without charge to each person who receives a copy of this Prospectus upon request to the Company, One Warren Place, 6100 South Yale Avenue, Tulsa, Oklahoma 74136, Attention: Corporate Secretary (telephone:
(918) 495-5540).

                      ENFORCEABILITY OF CIVIL LIABILITIES
                            AGAINST FOREIGN PERSONS

     CITGO is an indirect wholly-owned subsidiary of Petroleos de Venezuela, S.A., the national oil company of Venezuela ("PDVSA"). Certain members of CITGO's Board of Directors are residents of Venezuela, and all or a substantial portion of the assets of such directors are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce, in United States courts, judgments obtained in such courts and predicated upon the civil liability provisions of the United States Federal securities laws. CITGO has been advised by Carlos E. Padrone Amare, PDVSA's General Counsel, that liabilities predicated solely upon the civil liability provisions of the United States Federal securities laws in actions brought in Venezuela, in original actions or in actions for enforcement of judgments of United States courts, may not be enforceable in Venezuela.

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACTS, INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, ARE FORWARD-LOOKING STATEMENTS. IN ADDITION, WHEN USED IN THIS DOCUMENT, THE WORDS "ANTICIPATE," "ESTIMATE," "PROJECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED. ALTHOUGH CITGO BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO CITGO OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

     THE REPUBLIC OF VENEZUELA MAINTAINS DIPLOMATIC RELATIONS WITH THE GOVERNMENT OF CUBA AND, AS A SOVEREIGN NATION, MAY HAVE DEALINGS WITH THE GOVERNMENT OF CUBA OR WITH PERSONS OR COMPANIES IN CUBA. IN ADDITION, CERTAIN COMPANIES THAT ARE CONTROLLED BY THE REPUBLIC OF VENEZUELA MAY HAVE HAD AND MAY CONTINUE TO HAVE DEALINGS WITH THE GOVERNMENT OF CUBA OR WITH PERSONS OR COMPANIES IN CUBA. MARAVEN AND PEQUIVEN, WHOLLY-OWNED SUBSIDIARIES OF PDVSA, FROM TIME TO TIME SELL PRODUCTS TO PERSONS IN CUBA. IN 1995, MARAVEN SOLD LUBRICANTS TO CUBA METALES AND PEQUIVEN SOLD UREA AND SULPHUR PRODUCTS TO QUIMIMPORT. THE INFORMATION INCLUDED IN THIS PARAGRAPH IS ACCURATE AS OF THE DATE OF THIS PROSPECTUS. CURRENT INFORMATION CONCERNING BUSINESS DEALINGS OF PDVSA SUBSIDIARIES WITH THE GOVERNMENT OF CUBA OR WITH PERSONS LOCATED IN CUBA MAY BE OBTAINED FROM THE STATE OF FLORIDA DEPARTMENT OF BANKING AND FINANCE AT THE CAPITOL BUILDING, PLAZA LEVEL, TALLAHASSEE, FLORIDA 32399-0350 (TEL. NO.
(940) 488-9805).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context otherwise requires, all references in this Prospectus to "CITGO" or the "Company" are to CITGO Petroleum Corporation and its subsidiaries, together with their respective interests in affiliates that are accounted for under the equity method.

                                  THE COMPANY

     CITGO Petroleum Corporation is a privately-held company engaged in the refining, marketing and transportation of petroleum products including gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt and refined waxes. CITGO is a direct wholly-owned subsidiary of PDV America, Inc., a Delaware corporation ("PDV America"), and an indirect wholly-owned subsidiary of PDVSA.

     PDVSA, the national oil company of the Republic of Venezuela, is the world's second largest oil company, behind only Saudi Aramco, according to rankings published by Petroleum Intelligence Weekly, based on a combination of factors, including reserves, production capacity and refined product sales. At December 31, 1995, PDVSA's proved crude oil reserves of approximately 64.8 billion barrels were the largest of any company or country in the Western hemisphere (larger, for example, than the 22.4 billion barrels of proved crude oil reserves located in the United States). PDVSA does not and will not guarantee or otherwise be responsible for the payment of any obligations of CITGO, including CITGO's obligations with respect to any Debt Securities.

     CITGO owns and operates two modern, highly complex crude oil refineries (Lake Charles, Louisiana, and Corpus Christi, Texas) and two asphalt refineries (Paulsboro, New Jersey, and Savannah, Georgia) with a combined aggregate rated crude oil refining capacity of 572 thousand barrels per day ("MBPD"). The Lake Charles refinery is the sixth largest in the United States. The Lake Charles refinery and the Corpus Christi refinery have Solomon Process Complexity Ratings of 15.2 and 15.8, respectively (as compared to an average of 12.6 for U.S. refineries in the most recently available Solomon Associates, Inc. survey). The Solomon Process Complexity Rating is an industry measure of a refinery's ability to produce higher value-added products. CITGO also owns a minority interest in LYONDELL-CITGO, a limited liability company that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD.

     CITGO's largest supplier of crude oil is PDVSA, and CITGO has entered into long-term crude oil supply agreements with PDVSA, expiring between 2006 and 2013, which allow CITGO to purchase crude oil and other feedstocks at each of its refineries. The long-term crude oil supply agreements incorporate formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil or feedstock less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin which varies according to the grade of crude oil or feedstock delivered. Deemed margins under certain of the supply agreements are adjusted periodically by a formula based in part on the rate of inflation. These crude oil supply agreements are designed to provide a relatively stable level of gross margin on crude oil supplied by PDVSA in order to reduce the volatility of earnings and cash flows from the refining and marketing operations of CITGO. This supply represented approximately two-thirds of the crude oil processed in refineries operated by CITGO in 1995.

     CITGO markets branded gasoline through over 14,000 independently owned and operated CITGO branded retail outlets (including 12,286 retail outlets owned or operated by approximately 750 independent branded distributors and 1,752 7-Eleven convenience stores) located throughout the United States, primarily east of the Rocky Mountains. In 1995, the National Petroleum News ranked CITGO second in the number of branded outlets and third in domestic gasoline market share with 8.2%, up from approximately 4.5% in 1989. The number of independent distributor-owned or operated CITGO branded retail outlets increased approximately 7%, 6% and 13% in 1995, 1994, and 1993, respectively.

Gasoline sales accounted for 61%, 57% and 58% of CITGO's total sales revenues in 1995, 1994, and 1993, respectively. To supply its market network, CITGO not only uses the gasoline production from its refineries but also purchases gasoline from others. In 1995, CITGO sold approximately 11.1 billion gallons of gasoline.

     CITGO sells jet fuel directly to airline customers at 22 airports, including such major hub cities as Chicago, Dallas/Fort Worth, New York and Miami. CITGO also sells diesel/#2 fuel through wholesale rack sales to distributors as well as in bulk through contract sales or on a spot basis.

     CITGO's delivery of light products is accomplished in part through 52 refined product terminals located throughout CITGO's primary market territory. Of these terminals, 40 were wholly owned by CITGO and 12 were jointly owned as of December 31, 1995. Active exchange relationships give CITGO access to over 370 other refined product terminals.

     CITGO sells petrochemicals and industrial products in bulk to a variety of U.S. manufacturers as raw materials for finished goods. Sulfur is sold to the U.S. and international fertilizer industry; cycle oils are sold for feedstocks processing and blending; natural gas liquids are sold to the U.S. fuel and petrochemical industry; petroleum coke is sold primarily in international markets for use as kiln and boiler fuel; and residual fuel blendstocks are sold to a variety of fuel oil blenders and customers.

     CITGO sells a variety of lubricants, including automotive lubricants and industrial lubricants and waxes, to independent distributors, mass marketers and industrial customers. CITGO markets many different types, grades and container sizes of lubricant and wax products, with the bulk of these sales consisting of automotive oil and lubricants and industrial lubricants. CITGO markets the largest portion of its wax production as coating material for the corrugated container industry. In 1995 CITGO acquired Cato Oil & Grease ("Cato"), a lubes blending, manufacturing and packaging operation. Cato's extensive lines of lubricating fluids and grease will continue to be marketed under the Mystik and Cato brands.

     CITGO markets asphalt through 10 terminals located along the East Coast, from Savannah, Georgia to Albany, New York. Asphalt is sold primarily to independent contractors for use in the construction and resurfacing of roadways.

     CITGO owns and operates a 959 mile crude oil pipeline system and three product pipelines with a combined total of approximately 1,100 miles. CITGO also owns minority equity interests in three crude oil pipeline companies and six refined product pipeline companies. CITGO's pipeline interests provide it with access to substantial refinery feedstocks and reliable transportation to refined products markets, as well as dividend income. One of these pipelines, Colonial Pipeline, is owned 13.98% by CITGO and is the largest refined product pipeline in the United States. It transports gasoline, jet fuel and diesel/#2 fuel from the Gulf Coast to the mid-Atlantic states, a major market area for CITGO.

                                  RISK FACTORS

VOLATILITY OF EARNINGS AND CASH FLOWS

     The earnings and cash flows of companies engaged in the refining and marketing business in the United States are primarily dependent upon producing and selling quantities of refined products at margins sufficient to cover fixed and variable costs. The refining and marketing business is characterized by high fixed costs resulting from the significant capital outlays associated with refineries, terminals and related facilities. This business is also characterized by substantial fluctuations in variable costs, particularly the costs of crude oil, feedstocks and blending components, and in the prices realized for refined products. In general, prices for refined products are significantly influenced by the price of crude oil and, to a lesser extent, by the prices of feedstocks and blending components. Although an increase or decrease in prices for crude oil, feedstocks and blending components generally will result in a corresponding increase or decrease in prices for refined products, there is generally a lag in the realization of the corresponding increase or decrease in prices for refined products. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, a substantial or prolonged increase in refined product prices without a corresponding decrease in crude oil prices, or a substantial or prolonged decrease in demand for refined products could have a significant negative effect on the Company's earnings and cash flows.

     The markets and prices for crude oil, feedstocks, blending components and refined products depend on many factors beyond the control of CITGO, including
(i) the aggregate demand for crude oil, refined products and petrochemicals, which fluctuates with changes in the economy, price levels, seasons and weather patterns, (ii) the level of foreign and domestic crude oil production, (iii) refinery utilization rates, (iv) the price and availability of alternative products, (v) the impact of energy conservation efforts, (vi) domestic and international political and economic events and (vii) the extent of governmental regulation and taxation. In addition, refinery throughput and operating costs may vary due to scheduled and unscheduled maintenance shutdown requirements. In addition, although the Company realized relatively high prices from the sale of petrochemical products during 1995, petrochemical prices are generally cyclical and CITGO anticipates that prices for such products will decline from their recent high levels. A significant and prolonged decline in petrochemical prices could also have an adverse effect on CITGO's earnings and cash flows. As a result of these factors, the earnings and cash flows of CITGO may be subject to substantial fluctuations.

DEPENDENCE ON CRUDE OIL SUPPLIED BY PDVSA

     CITGO purchases a significant portion of its crude oil requirements from PDVSA, the national oil company of the Republic of Venezuela, under long-term supply agreements (expiring in 2006 through 2013). In 1995, approximately two-thirds of the crude oil refined by CITGO was supplied by PDVSA under contracts of this type. These arrangements are designed to reduce the volatility of earnings and cash flows from the refining and marketing operations of CITGO by providing a relatively stable level of gross margin on crude oil supplied by PDVSA. The supply agreements incorporate formula prices based on the market value of a slate of refined products deemed to be produced from each particular grade of crude oil or feedstock, less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin, which varies according to the grade of crude oil or feedstock delivered. Because deemed operating costs and the slate of refined products deemed to be produced for a given barrel of crude oil or other feedstock do not necessarily reflect the actual costs and yields in any period, the actual refining margin earned by CITGO under the various supply agreements will vary depending on, among other things, the efficiency with which CITGO conducts its operations during such period. Although CITGO believes that these supply agreements reduce the volatility of its earnings and cash flows, these agreements also limit CITGO's ability to enjoy higher margins during periods when the market price of crude oil is low relative to the then current market prices for refined products.

     By reason of its indirect ownership of CITGO, PDVSA could cause the termination of such supply agreements or a modification of the terms of such supply agreements. Although the Indenture relating to the Debt Securities restricts the ability of CITGO to terminate or modify such supply agreements, the Indenture would not prevent PDVSA from taking actions, or causing CITGO to take actions, to cause a termination or modification of such agreements. By their terms, the agreements terminate if PDVSA no longer owns 50% or more of the ownership interest in CITGO. In addition, all of the crude oil supplied by PDVSA under these agreements is produced in Venezuela, a country that has experienced social tensions, domestic unrest and attempted military coups from time to time during the last several years as a result of difficult economic conditions. If the supply agreements are modified or terminated or this source of crude oil is otherwise interrupted due to production difficulties, political or economic events in Venezuela or other factors, CITGO could experience significantly greater volatility in its earnings and cash flows. See "Description of Debt Securities -- Certain Covenants -- Specified Agreements."

     Since January 1, 1992, the supply agreements between PDVSA and CITGO with respect to the Lake Charles, Corpus Christi and Paulsboro refineries have been modified at various times to adjust the price levels to be paid by CITGO for crude oil purchased from PDVSA. These modifications resulted in an approximate $70 million decrease in CITGO's crude oil costs for each of the years 1992 through 1994, and an approximate $48 million decrease in CITGO's crude oil costs in 1995, as compared to the amounts that would otherwise have been payable thereunder. The Company anticipates that such modifications will decrease the price of crude oil purchased from PDVSA under these agreements by approximately $25 million per year in 1996 through 1999, in each case (i) as compared with the price that would otherwise be payable thereunder and (ii) without giving effect to any other factors that may affect the price paid by CITGO for crude oil under these agreements. These estimates are based on the assumption that, among other things, CITGO will purchase the base volumes of crude oil under the agreements. Such net cost reductions, which were intended to defray CITGO's costs for certain environmental compliance expenditures, will be eliminated after 1999.

GOVERNMENT REGULATION; ENVIRONMENTAL LIABILITIES

     The operations of CITGO are subject to extensive environmental, health, safety and consumer protection laws and regulations. The nature of the oil and gas business exposes CITGO to risks of liability due to the production, refining, storage, transportation and sale of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws, such as the 1990 Clean Air Act Amendments and the Oil Pollution Act of 1990, may have a significant effect on the methods of product formulation, the nature and scope of cleanup of contamination at operating facilities, and the costs of transportation of crude oil and refined products. Under the 1990 Clean Air Act Amendments, the U.S. refining industry is being required to comply with stringent product specifications which will require CITGO to continue to make substantial capital expenditures. CITGO expects that the nature of its business will continue to make it subject to increasingly stringent environmental and other regulatory standards. It is difficult to predict the effect of future developments in such laws and regulations on CITGO's future earnings and operations, but CITGO anticipates that these standards will cause an increase in its capital expenditures and operating costs, both as to existing operations and to effect product specification changes necessary to conduct operations in the future.

FUNDING OF CAPITAL EXPENDITURES

     The Company has historically financed its capital expenditure requirements through cash from operations, borrowings and, to a lesser extent, capital contributions from PDV America, its parent company. The Company anticipates that it will make significant capital expenditures during the next several years in connection with strategic investments (including additional investments in LYONDELL-CITGO related to a refinery enhancement project), to satisfy environmental and other regulatory requirements and to upgrade and maintain its refineries. The Company intends to fund its capital expenditures in the future from cash from operations, borrowings under its existing bank credit facilities and the issuance of Debt Securities. As a result, the Company's level of indebtedness may increase in the future. The Company has significant credit availability under its existing committed bank credit facility ($385 million as of December 31, 1995). This credit facility expires in 1999, and there can be no assurance that the Company will be able to renew it on satisfactory terms. In addition, there can be no assurances that the Company will be able to borrow money from other sources on terms acceptable to it or that the Company will be able to sell Debt Securities having terms acceptable to it.

STRUCTURAL SUBORDINATION

     CITGO conducts a portion of its operations through subsidiaries and joint ventures with other companies. Accordingly, CITGO relies in part on dividends from its subsidiaries and joint ventures, as well as payment of principal and interest on advances made to its affiliates, to provide funds necessary to meet its obligations, including the payment of principal and interest on any Debt Securities. The ability of any such subsidiary or joint venture to pay dividends or make cash distributions is subject to applicable laws, contractual restrictions and applicable joint venture rights and obligations. None of the subsidiaries of CITGO is an obligor or guarantor in respect of any Debt Securities. The rights of CITGO and its creditors (including the holders of Debt Securities) to realize upon the assets of any of their respective subsidiaries would rank behind the claims of creditors (including trade creditors and tort claimants) of such subsidiaries, except to the extent that CITGO may itself be a creditor with recognized claims against any such subsidiary (in which case such rights, if unsecured, would rank behind the secured claims of such creditors).

RECENT INCREASES IN RETAIL GASOLINE PRICES; POSSIBILITY OF FUTURE LEGISLATION OR OTHER GOVERNMENTAL ACTION


     Retail prices for gasoline have increased significantly during the first several months of 1996 and, in response to such increases, there have been newspaper reports that certain members of Congress are considering introducing legislative proposals to reduce the federal gasoline tax from 18.1 cents a gallon, to possibly 13.8 cents a gallon. The Company is unable to make any prediction as to whether any such proposal will be introduced in Congress or whether any such proposal, if introduced, would ultimately be adopted as legislation. In addition, it is possible that other governmental action, either by the federal government or one or more state governments, could be taken in response to such recent gasoline price increases. On May 10, 1996, the Company received a letter from the Antitrust Division of the United States Department of Justice indicating that the department has opened an investigation into the recent increases in gasoline prices to determine whether those increases were caused by conduct in violation of the antitrust laws, and indicating that the Company will soon be receiving a civil investigative demand seeking documents and responses to interrogatories in connection with such investigation. There can be no assurance that such investigation, any legislation, if adopted, or other governmental action, if taken, would not have an adverse effect on the Company.


ABSENCE OF PUBLIC MARKET FOR THE DEBT SECURITIES

     There has been no prior public market for any of the Debt Securities, and the Company is not obligated to apply for listing of any of the Debt Securities on any national securities exchange or for quotation on any automated quotation system. The Underwriters of any offerings of Offered Debt Securities, if any, will not be obligated to make a market for Offered Debt Securities, and any market-making which does commence may be discontinued at any time without notice. Accordingly, there can be no assurance that any market will develop upon completion of the offering of any Offered Debt Security or, if developed, that any trading market will be sustained. Factors such as the Company's financial results, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, and general economic and other conditions and developments affecting the refining and marketing industry could cause the market price of any Offered Debt Securities to fluctuate substantially following the issuance thereof. Depending on such factors, the Offered Debt Securities may trade, if at all, at a discount from their face amount.

                                USE OF PROCEEDS

     Except as otherwise set forth in the Prospectus Supplement relating to the Offered Debt Securities, the net proceeds to be received by the Company from the sale of the Debt Securities will be used for general corporate purposes, including capital expenditures and repayment of indebtedness. Any specific allocation of the proceeds to a particular purpose that has been made as of the date of any Prospectus Supplement will be described therein. Pending ultimate application, the net proceeds from the sale of the Debt Securities may be used to reduce short-term indebtedness or may be temporarily invested in marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the five years ended December 31, 1995:

           YEAR ENDED DECEMBER 31,
- ---------------------------------------------
1995      1994      1993      1992      1991
- -----     -----     -----     -----     -----
2.76x     3.85x     3.71x     2.94x     2.92x

     For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of accounting changes plus fixed charges (excluding capitalized interest), amortization of previously capitalized interest and certain adjustments to equity in income of affiliates. "Fixed charges" include interest expense, capitalized interest, amortization of debt issuance costs and a portion of operating lease rent expense deemed to be representative of interest.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions of the Indenture or terms defined therein are referred to herein, such provisions or defined terms are incorporated herein by reference, and the statements are qualified in their entirety by such reference. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities of any series offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be general unsecured senior obligations of the Company. The Debt Securities will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future indebtedness of the Company that is designated as subordinate or junior in right of payment to the Debt Securities. The Debt Securities will be effectively subordinated to all obligations (including trade payables) of the Company's Subsidiaries. At December 31, 1995, the Company's Subsidiaries had balance sheet liabilities of approximately $606 million. The Subsidiaries also have other liabilities (including contingent liabilities) which may be substantial.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Securities:

          (1) the title of the Offered Securities;

          (2) the aggregate principal amount of the Offered Securities and any limit on such aggregate principal amount;

          (3) the Person to whom any interest on the Offered Securities shall be payable, if other than the person in whose name that Offered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Offered Security in bearer form shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Offered Security on an Interest Payment Date will be paid;

          (4) the percentage of the principal amount at which the Offered Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion shall be determined;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of the Offered Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which the Offered Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates and the record date, if any, for the interest payable on any Offered Security in registered form on any Interest Payment Date, or the method by which such dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on the Offered Securities and Additional Amounts, if any, payable in respect of, Offered Securities will be payable, where the Offered Securities in registered form may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of the Offered Securities and the Indenture may be served;

          (9) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions upon which the Offered Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions upon which such Offered Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

          (12) if other than U.S. dollars, the currency or currencies in which the Offered Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, composite currency or currencies, commodities, equity indices and other indices) and the manner in which such amounts shall be determined;

          (14) provisions, if any, granting special rights to the Holders of Offered Securities upon the occurrence of such events as may be specified;

          (15) any additions to, modifications of or deletions from the terms of the Offered Securities with respect to the Events of Default or covenants set forth in the Indenture;

          (16) whether the Offered Securities will be in registered or bearer form (with or without coupons), any restrictions applicable to the offer, sale or delivery of Offered Securities in bearer form and the terms upon which Offered Securities in bearer form may be exchanged for Offered Securities in registered form and vice versa (if permitted by applicable laws and regulations), and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (17) the date as of which any Offered Securities in bearer form and any temporary global Offered Security representing Outstanding Offered Securities shall be dated if other than the date of original issuance of the first Offered Security to be issued;

          (18) the applicability, if any, of the defeasance and covenant defeasance provisions described under the caption "Defeasance and Covenant Defeasance" and any provisions in modification of, in addition to or in lieu of any of such provisions;

          (19) if the principal of or any premium or interest or Additional Amounts, if any, on any Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies, currency units or composite currencies other than that or those in which the Offered Securities are stated to be payable, the currency, currencies, currency units or composite currencies in which payment of the principal of and any premium and interest on the Offered Securities as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Offered Securities are denominated or stated to be payable;

          (20) whether the Offered Securities will be issuable, in whole or in part, in the form of one or more Global Securities (with or without coupons) as described under "Book-Entry System," and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur and, if Offered Securities in registered form are to be issuable as a global Security, the identity of the depositary for such series;

          (21) if the Offered Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Offered Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

          (22) whether and under what circumstances the Company will pay Additional Amounts on the Offered Securities to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Offered Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (23) any other terms of such Offered Securities not inconsistent with the provisions of the Indenture (Section 301 of the Indenture).

     The Debt Securities of any series may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to Original Issue Discount Securities and any Debt Securities treated as having been issued with original issue discount for federal income tax purposes will be described in the Applicable Prospectus Supplement. "Original Issue Discount Securities" means any Offered Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture does not contain covenants or other provisions designed to afford Holders of Debt Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the Applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302 of the Indenture) and will be issued only in fully registered form without coupons.

     Unless otherwise specified in the Applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest, if any, on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of the Indenture).

BOOK-ENTRY SYSTEM

     The provisions set forth below in this section headed "Book-Entry System" will apply to the Debt Securities of any series if the Applicable Prospectus Supplement relating to such series so indicates.

     The Debt Securities of such series will be represented by one or more global securities (collectively, a "Global Security") registered in the name of a depositary (the "Depositary") or a nominee of the Depositary identified in the Applicable Prospectus Supplement relating to such series. Except as set forth below, a Global Security may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary, or its nominee, is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities under the Indenture or such Global Security. The Indenture permits the Depositary to authorize participants, as its agents, to take any action which the Depositary, as the holder of a Global Security, is entitled to take under the Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Debt Securities or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and premium, if any, and interest, if any, on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     Upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, the Depositary will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in such Global Security owning through such participants.

     Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     Securities represented by a Global Security are exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Debt Securities. Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Restricted Payments. The Company will not (and will not permit any Restricted Subsidiary to), directly or indirectly, make any Restricted Payment, unless:

          (a) after giving effect thereto, the aggregate amount of all Restricted Payments during the period commencing on April 1, 1996, and ending on the date of the payment of such Restricted Payment (the "Computation Period") shall not exceed an amount equal to the sum of:

             (1) $450,000,000, plus

             (2) 100% of the aggregate amount received by the Company as (i) the net cash proceeds or (ii) the Fair Market Value of Marketable Assets from the sale (other than to a Subsidiary of the Company) of shares of Capital Stock of the Company or otherwise received as a capital contribution during the Computation Period, minus

             (3) 100% of the aggregate amount of all PDVSA Investments made during the Computation Period, plus

             (4) 100% of the aggregate amount received during the Computation Period by the Company and its Restricted Subsidiaries (except, in the case of any such amount received and held by a Restricted Subsidiary, to the extent that such Restricted Subsidiary is prohibited, whether by contract, applicable law or otherwise, from paying such amount as dividends to the Company or any other Restricted Subsidiary) (i) as earnings (whether in the form of dividends or otherwise) on PDVSA Investments and (ii) as net cash proceeds in connection with the sale, redemption or other disposition of one or more PDVSA Investments or any part thereof or any interest therein, plus

             (5) 75% (or minus 100% if negative) of the aggregate Consolidated Net Income for the period commencing on April 1, 1996, and ending on and including the last day of the fiscal quarter ended immediately prior to the date of payment of such Restricted Payment, plus

             (6) 100% of the aggregate principal amount of any Senior Indebtedness of the Company converted into or exchanged for Capital Stock of the Company during the Computation Period;

          (b) immediately after giving effect to such Restricted Payment, no Default or Event of Default shall have occurred and be continuing; and

          (c) immediately after giving effect to any such Restricted Payment, Consolidated Net Worth shall be at least equal to the sum of:

             (1) $1,400,000,000, plus

             (2) an amount equal to $10,000,000 multiplied by the number of completed fiscal quarters of the Company since April 1, 1996.

     Notwithstanding the foregoing, the foregoing provisions do not prohibit the payment of any dividend or making of any distribution within 90 days after the date of its declaration if the dividend or distribution would have been permitted on the date of declaration; provided, however, that such dividend shall be deemed to have been made as of its date of declaration for purposes of this covenant.

     Specified Agreements. The Company will not, and will not permit any of its Restricted Subsidiaries to, amend, modify or waive:

          (a) any Pricing Term of any Specified Agreement, unless the Trustee shall have first received (i) a certified resolution of the Board of Directors of the Company to the effect that such amendment, modification or waiver would not have a Materially Adverse Effect and (ii) the written opinion of a nationally recognized firm of investment bankers that such amendment, modification or waiver is fair, from a financial point of view, to the Company and its Restricted Subsidiaries;

          (b) any Material Non-Pricing Term of any Specified Agreement; or

          (c) any provision of the CITGO Supplemental Supply Agreement (unless an amendment thereto shall be required to conform the CITGO Supplemental Supply Agreement to the CITGO Supply Agreement following an amendment of the CITGO Supply Agreement effected in compliance with the provisions of this covenant or otherwise not in violation of the Indenture).

     Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any transaction with an Affiliate of the Company (other than the Company or a Restricted Subsidiary of the Company) on terms less favorable to the Company or such Restricted Subsidiary (as the case may be) than would have been obtainable in arms' length dealing with a Person other than an Affiliate; provided that nothing in this covenant shall prohibit any transaction where the amount involved is less than $1,000,000; provided further that the aggregate amount involved in all transactions consummated in reliance on the preceding proviso in any twelve-month period shall not exceed $10,000,000. In determining whether, for purposes of this covenant, any transaction between or among parties is arms' length, all other contemporaneous transactions between or among such parties shall be taken into account so that such transaction and such other transactions shall be considered as a single transaction.

     The limitations of the preceding paragraph do not apply to transactions with Affiliates contemplated by agreements in effect on the date of the Indenture in accordance with the terms of such agreements as in effect on the date of the Indenture or any renewals or extensions thereof on substantially the same terms (and, with respect to Specified Agreements, as amended in compliance with the "Specified Agreements" covenant or otherwise not in violation of the Indenture).

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Lien on or with respect to any Significant Property of the Company or such Restricted Subsidiary, or any interest therein or any income or profits therefrom, unless the Debt Securities are secured equally and ratably with (or prior to) any and all other Indebtedness secured by such Lien, except for: (a) Liens existing on the Issue Date; (b) Liens on Property existing at the time of acquisition thereof or Liens affecting Property of a Person existing at the time it becomes a Subsidiary of the Company or at the time it is merged into or consolidated with the Company or a Subsidiary of the Company; provided that, in either case, such Liens do not extend to or cover any Property of the Company or of any of its Restricted Subsidiaries other than the Property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary; (c) Liens on Property Incurred to secure payment of all or a part of the purchase price thereof or to secure Indebtedness Incurred prior to, at the time of, or within 12 months after the acquisition thereof for the purpose of financing all or part of the purchase price thereof; (d) Liens on any Property to secure all or part of the cost of improvements or construction thereon or Indebtedness Incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction and Incurred within 12 months after completion of such improvements or construction; (e) Liens to government entities granted to secure pollution control or industrial revenue bond financings; (f) Liens which secure Indebtedness owing by a Restricted Subsidiary of the Company to the Company, by the Company to a Restricted Subsidiary or by one Restricted Subsidiary to another Restricted Subsidiary; (g) Liens imposed by law, including mechanics', materialmens', carriers' or other like Liens, arising in the ordinary course of business; (h) any Lien Incurred to secure the performance of surety or appeal bonds Incurred in the ordinary course of business consistent with past practice; (i) any Lien incidental to the normal conduct of the business of the Company or any Restricted Subsidiary or the ownership of its property or the conduct of the ordinary course of its business (including, without limitation, (A) zoning restrictions, easements, rights of way, licenses, covenants, reservations, restrictions on the use of real property and other minor irregularities of title, (B) rights of lessees under leases, (C) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary on deposit with or in the possession of such banks, (D) Liens to secure the performance of statutory obligations, tenders, bids, leases, progress payments, performance or return-of-money bonds, performance or other similar bonds or other obligations of a similar nature incurred in the ordinary course of business, (E) Liens required by any contract or statute in order to permit the Company or a Subsidiary of the Company to perform any contract or subcontract made by it with or pursuant to the requirements of a governmental entity and (F) "first purchaser" Liens on crude oil), in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair the use of Property in the operation of the business of the Company and its Restricted Subsidiaries taken as a whole; (j) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP; (k) Liens securing obligations in respect of Interest Rate Protection Agreements or Exchange Rate Contracts; (l) Liens on the assets of the Company or any Restricted Subsidiary created or existing to secure stay or appeal bonds or otherwise resulting from any litigation or legal proceeding which are currently being contested in good faith by appropriate action promptly initiated and diligently conducted, including the Lien of any judgment, provided that the aggregate amount secured by all such Liens does not exceed $25 million; and (m) any extension, renewal, replacement or refinancing of any Lien referred to in the foregoing clauses (a) through (e); provided, however, that (X) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (Y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of
(A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (a) through (e) at the time the original Lien became a Lien permitted under this "Limitation on Liens" covenant and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement. Notwithstanding the foregoing, the Company and any one or more of its Restricted Subsidiaries may, without securing the Debt Securities, Incur Liens which would otherwise be subject to the foregoing restrictions securing (x) Current Indebtedness and (y) Funded Indebtedness in an aggregate principal amount which, together with all other such Funded Indebtedness of the Company and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (f) through (k), inclusive, above) and the aggregate Attributable Indebtedness of Sale and Leaseback Transactions does not at the time such Lien is Incurred exceed 15% of Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

     Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company will not, and will not cause or permit any Restricted Subsidiary to, enter into, assume, Guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction, unless (a) the obligation of the Company or such Restricted Subsidiary with respect thereto would be permitted under the "Limitation on Liens" covenant; (b) after the Issue Date and within a period commencing six months prior to the effective date of such Sale and Leaseback Transaction (or, if later, commencing on the Issue Date) and ending six months after such effective date, the Company or any Restricted Subsidiary shall have expended (or entered into a binding commitment to expend) for any Property (including amounts expended or committed for the acquisition of such Property, and for additions, alterations, improvements and repairs thereto; provided that such expenditures constitute additions to property, plant and equipment under GAAP; and provided further that any expenditure which shall have been financed by Indebtedness secured by a Lien permitted under clause (c) or (d) of the "Limitation on Liens" covenant shall be disregarded for purposes of determining whether the Company or such Restricted Subsidiary shall have satisfied the requirements of this clause (b)) an amount equal to all or a portion of the net proceeds received from such transaction (but excluding any portion of such proceeds which are applied as set forth in (c) below); or (c) the Company, within six months after the effective date of any such Sale and Leaseback Transaction, applies to the defeasance or retirement of the Debt Securities or other Senior Indebtedness an amount equal to the net proceeds of the sale or transfer of the Property leased in such transaction (with any such amount required to be applied under this clause
(c) to be reduced to reflect any amount utilized by the Company or a Restricted Subsidiary as set forth in (b) above).

     Restricted and Unrestricted Subsidiaries. Subject to the following paragraph, the Company may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of itself or of any of its Restricted Subsidiaries as an Unrestricted Subsidiary if (i) such Subsidiary does not have any obligations which, if in default, would result in a cross default on Indebtedness of the Company and (ii) either (a) such Subsidiary has total assets of $1,000 or less, or (b) such designation is effective immediately upon such Person becoming a Subsidiary of the Company or any of its Restricted Subsidiaries. Unless so designated an Unrestricted Subsidiary, any Person that becomes a wholly-owned Subsidiary of the Company or its Restricted Subsidiaries shall be classified as a Restricted Subsidiary thereof. Except as provided in the first sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. Subject to the following paragraph, an Unrestricted Subsidiary may be redesignated as a Restricted Subsidiary. No Restricted Subsidiary may be a Subsidiary of an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or the removal of such designation in compliance with the following paragraph shall be made by the delivery to the Trustee of a certificate of designation executed by the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Executive Vice President, any Senior Vice President or the Treasurer of the Company.

     The Company shall not, and shall not permit any of its Restricted Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless after giving effect to such action, transaction or series of transactions, on a pro forma basis, (i) no Default or Event of Default would occur or be continuing, and (ii) there exist no Liens with respect to the Property of such Person other than Liens permitted under the "Limitation on Liens" covenant.

     Reports to Holders. Whether or not the Company is then required to do so under the Exchange Act, the Company will file with the Securities and Exchange Commission (the "Commission") the documents, reports and other information required by the Exchange Act to be filed by domestic issuers of debt securities registered under the Exchange Act and, upon such filing, will promptly furnish such reports, documents and information to the Trustee and, within 15 days after such filing with the Commission, the holders of the Debt Securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company shall not, and shall not permit any Restricted Subsidiary to, consolidate or merge with or into any other Person, or convey, transfer or lease all or substantially all its assets to any Person, unless: (1) either (a) the Company shall be the continuing Person in the case of a merger or consolidation or (b) the resulting, surviving or transferee Person if other than the Company (the "Successor Company") shall be a solvent corporation, limited partnership or limited liability company organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company shall expressly assume, by a supplement to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Debt Securities and the Indenture; (2) immediately before and after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and (3) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such transaction and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture, and the predecessor Company (except in the case of a lease and except in the case of any conveyance or transfer of assets in which the transferee does not acquire the assets of the Company as an entirety or virtually as an entirety) will be released from its obligations in respect of the Debt Securities.

MODIFICATION OF THE INDENTURE; WAIVER OF COVENANTS

     Subject to certain exceptions, the provisions of the Indenture applicable to the Debt Securities of any series may be amended or supplemented with the written consent of the Holders of at least a majority in principal amount of the Debt Securities of each affected series then outstanding and compliance with any provisions may be waived with the consent of the Holders of at least a majority in principal amount of the Debt Securities of each affected series then outstanding. However, without the consent of each Holder of each Debt Security so affected, no amendment or waiver may, among other things, (i) reduce the amount of Debt Securities of each affected series whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Debt Securities, (iii) reduce the principal of or change the Stated Maturity of any Debt Securities, (iv) reduce the premium payable upon the redemption of any Debt Security or change the time or times at which any Debt Securities may be redeemed, (v) make any Debt Security payable in money other than that stated in the Debt Security, or (vi) impair the right of any Holder to institute suit for the enforcement of any payment due on or with respect to any Debt Securities.

     Without the consent of any Holder of the Debt Securities of each affected series, the Company and the Trustee may, among other things, amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency provided that such change does not adversely affect the rights of any Holder, to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture, to add Guarantees with respect to the Debt Securities or to secure the Debt Securities, to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939.

EVENTS OF DEFAULT

     An "Event of Default" will occur under the Debt Securities of any series if:

          (i) the Company defaults in the payment of interest on any Debt Security of such series when it becomes due and payable and such default continues for a period of 30 days; or

          (ii) the Company defaults in the payment of the principal of or premium, if any, on any Debt Security of such series when the same becomes due and payable at maturity, upon acceleration, required repurchase or otherwise; or

          (iii) the Company fails to comply with any of its agreements or covenants in, or provisions of, the Debt Securities of such series or the Indenture (other than clause (i) or (ii) above) and the default continues for the period and after the notice specified below; or

          (iv) any Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $25 million or more in the aggregate, whether such Indebtedness now exists or shall hereafter be created, is (A) declared to be due and payable prior to its Stated Maturity or (B) not paid when due by the Company or any Restricted Subsidiary (after giving effect to any extension of such due date by the holder of such Indebtedness and after the expiration of any grace period in respect of such due date contained in the instrument under which such Indebtedness is outstanding), or any combination of (A) and (B); or

          (v) one or more judgments or orders for the payment of money are entered by a court of competent jurisdiction against the Company or any Restricted Subsidiary in an aggregate amount in excess of $50 million and such judgments or orders are not discharged, waived, stayed or satisfied for a period of 60 consecutive days after judgment is entered; or

          (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary occur.

     A default under clause (iii) above is not an Event of Default with respect to the Debt Securities of any series until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Debt Securities of such series then Outstanding notify the Company and the Trustee, in writing, of the default, and the Company does not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice to the Company shall be given by the Trustee if so requested in writing by the Holders of at least 25% of the principal amount of the Debt Securities of such series then Outstanding.

     If an Event of Default with respect to Debt Securities of any series (other than an Event of Default specified in clause (vi) occurs and is continuing, the Trustee, by written notice to the Company, or the Holders of at least 25% in principal amount of the Debt Securities of that series by written notice to the Company and the Trustee, may declare the principal (or, if any Offered Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) of all Debt Securities of such series to be due and payable immediately. Upon such declaration, such principal will be due and payable immediately. If an Event of Default specified in clause (vi) occurs, the principal of all such Debt Securities will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the Debt Securities of such series by written notice to the Company and the Trustee may rescind an acceleration and its consequences if the rescission is made before any judgment or decree for payment of the money due has been obtained by the Trustee and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration and the Company has paid or deposited with the Trustee a sum sufficient to pay in the currency or currency unit or composite currency in which the Debt Securities of such series are payable (except as otherwise specified):

     (A) all overdue installments of interest on and any Additional Amounts payable in respect of all Outstanding Debt Securities of such series and any related coupons,

     (B) the principal of (and premium, if any, on) any Outstanding Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates borne by or provided for in such Debt Securities,

     (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest and any Additional Amounts at the rate or rates borne by or provided for in the Debt Securities of such series, and

     (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

     No such rescission will affect any subsequent default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series by notice to the Trustee may on behalf of all Holders of Debt Securities of such series and any related coupons waive an existing or past default and its consequences except (i) a default in the payment of the principal of or interest on or Additional Amounts payable in respect of any Debt Security of such series or any related coupons or (ii) a default in respect of a provision that cannot be amended without the consent of each Holder of each Outstanding Debt Security of such series affected. When a default is waived such default shall cease to exist and any Event of Default arising therefrom shall be deemed to have been cured, but no such waiver will extend to any subsequent or other default or Event of Default or impair any consequent right thereon.

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. However, such direction may not be in conflict with any rule of law or with the Indenture and the Trustee may refuse to follow any direction that the Trustee determines is unduly prejudicial to the rights of other Holders of each Outstanding Debt Security of such series or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

     A Holder of Debt Securities of any series or any related coupons may not pursue any remedy with respect to the Indenture or any such Debt Securities of any series unless: (i) such Holder has previously given to the Trustee written notice stating that an Event of Default with respect to the Debt Securities of such series is continuing; (ii) Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer to the Trustee reasonable security or indemnity against any loss, liability or expense to be incurred in compliance with such request; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and (v) the Holders of a majority in principal amount of the Debt Securities of such series do not give the Trustee a written direction inconsistent with the request during such 60-day period; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and ratable benefit of all such Holders.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" of any Person means Indebtedness of another Person and any of its Subsidiaries existing at the time such other Person becomes a Subsidiary (or a Restricted Subsidiary, in the case of the Company) of the referent Person or at the time it merges or consolidates with the referent Person or any of the referent Person's Subsidiaries (or Restricted Subsidiaries, in the case of the Company) or assumed by the referent Person or any Subsidiary (or any Restricted Subsidiary, in the case of the Company) of the referent Person in connection with the acquisition of assets from such other Person.

     "Affiliate" means, as to any Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such Person. As used in this definition, "control" (and, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise), provided that (a) each Unrestricted Subsidiary shall be deemed to be an Affiliate of the Company and of each Restricted Subsidiary of the Company, (b) no individual shall be deemed to be an Affiliate of a Person solely by reason of his or her being an officer or director (or equivalent) of such Person and (c) none of the Company or any of its Restricted Subsidiaries shall be deemed to be Affiliates of each other.

     "Attributable Indebtedness" means, in respect of a Sale and Leaseback Transaction at the time of determination thereof, the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee thereunder in accordance with GAAP.

     "Bankruptcy Law" means Title 11, United States Code, or any similar Federal or state law for the relief of debtors.

     "Board of Directors" means either the board of directors of the Company or any duly authorized committee thereof.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. For purposes of the "Limitation on Liens" covenant, a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

     "Capital Stock" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person; provided, however, that "Capital Stock" shall not include Redeemable Stock.

     "Cit-Con" means Cit-Con Oil Corporation, a Delaware corporation.

     "CITGO Supplemental Supply Agreement" means that certain Supplemental Crude Supply Agreement, dated as of September 30, 1986, by and between the Company and PDVSA, and as amended, supplemented, restated or otherwise modified from time to time in compliance with the provisions of the "Specified Agreements" covenant or otherwise not in violation of the Indenture.

     "CITGO Supply Agreement" means that certain Crude Supply Agreement dated as of September 30, 1986, by and between the Company and PDVSA, and as amended, supplemented, restated or otherwise modified from time to time in compliance with the provisions of the "Specified Agreements" covenant or otherwise not in violation of the Indenture, which Agreement has been heretofore assigned by the Company to CIVESCO, and by PDVSA to Commercit, S.A., a Venezuelan corporation and a Subsidiary of PDVSA, and by Commercit, S.A. partially to PMI.

     "CIVESCO" means CITGO Venezuela Supply Company, a Delaware corporation and a Restricted Subsidiary of the Company.

     "Common Stock" of any Person means any and all shares, interests or other participations or other equivalents in the equity interest (however designated and whether voting or non-voting) of such Person, which have no preference as to dividends or liquidation over any other equity interest, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP (as in effect and applied by the Company on the Issue Date), after eliminating (without duplication) all (a) gains (net of expenses and taxes applicable thereto) or losses arising from the sale or other disposition of assets other than current assets, (b) gains arising from any write-up of assets (other than write-ups of inventories as a result of the lower of cost or market adjustments), (c) gains arising from the acquisition by any such Person of its outstanding Indebtedness, (d) that portion (if any) of the net income of any Restricted Subsidiary which such Restricted Subsidiary is prohibited (whether by contract, applicable law or otherwise) from paying as dividends to the Company or any other Restricted Subsidiary, (e) amounts representing the equity of the Company or any Restricted Subsidiary in the undistributed earnings of any other Person (other than a Restricted Subsidiary),
(f) in the case of a successor to the Company by consolidation or merger or a transferee of its assets after the Issue Date, any earnings of the successor or transferee corporation prior to the consolidation, merger or transfer of assets,
(g) any earnings of any Restricted Subsidiary prior to becoming a Restricted Subsidiary, (h) any deferred credit (or amortization of a deferred credit) arising from the acquisition after the date hereof of any Restricted Subsidiary representing the excess of equity in such Restricted Subsidiary at the date of acquisition thereof over the cost of investment in such Restricted Subsidiary,
(i) any reversal of any contingency reserve, except to the extent that provision for such contingency reserve shall have been made from income arising after the Issue Date and (j) the aggregate amount received during such period by the Company and all Restricted Subsidiaries as earnings (whether in the form of dividends or otherwise) on PDVSA Investments or as net cash proceeds in connection with the sale, redemption or other disposition of one or more PDVSA Investments or any part thereto or interest therein.

     "Consolidated Net Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its Restricted Subsidiaries for the total assets (less accumulated depletion, depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (a) the aggregate amount of liabilities of the Company and its Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated); (b) current Indebtedness and current maturities of long-term Indebtedness; (c) minority interests in the Company's Restricted Subsidiaries held by Persons other than the Company or a wholly owned Restricted Subsidiary of the Company; and (d) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

     "Consolidated Net Worth" means, at any date, all assets of the Company and its Restricted Subsidiaries at such date determined on a consolidated basis in accordance with GAAP minus all liabilities of the Company and its Restricted Subsidiaries (including minority interests in consolidated Subsidiaries of the Company) at such date determined on a consolidated basis in accordance with GAAP.

     "CRCCLP" means CITGO Refining and Chemicals Company L.P., a Delaware limited partnership and successor by merger to CRCI, and a Restricted Subsidiary.

     "CRCCLP Supply Agreement" means that certain Crude Oil and Feedstock Supply Agreement dated as of March 31, 1987, originally by and between CRCI and PDVSA, and currently between CRCCLP and PDVSA, and as amended, supplemented, restated or otherwise modified from time to time in compliance with the provisions of the " Specified Agreements" covenant or otherwise not in violation of the Indenture.

     "CRCI" means CITGO Refining and Chemicals, Inc., a Delaware corporation formerly known as Champlin Refining & Chemicals, Inc., and a Restricted Subsidiary.

     "Current Indebtedness" means any Indebtedness for borrowed money which is not Funded Indebtedness.

     "Custodian" will mean any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

     "Default" will mean any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, designed to provide protection against fluctuations in currency exchange rates.

     "Fair Market Value" means, with respect to any assets to be transferred or any noncash consideration or Property received by any Person, the fair market value of such consideration or Property (a) in the case of a contribution to capital in the form of Marketable Assets, as determined by the applicable readily ascertainable market price and (b) in all other cases, as determined in good faith by the Board of Directors of the Company, as evidenced by a certified resolution delivered to the Trustee, provided that, in the case of clause (b) above, if such resolution indicates that such fair market value exceeds $25 million, such resolution shall be accompanied by the written opinion of a nationally recognized firm of investment bankers to the effect that such consideration or Property is fair, from a financial point of view, to such Person.

     "Funded Indebtedness" means Indebtedness having a Stated Maturity, as of the time such Indebtedness was Incurred, in excess of one year (or outstanding under a revolving credit agreement with a scheduled expiration date in excess of one year after the date such facility originally became available to the obligor thereunder).

     "GAAP" means generally accepted accounting principles in the United States as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP consistently applied.

     "Guarantee" by any person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (b) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

     "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (a) any obligation of such Person for borrowed money, (b) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (c) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (d) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (e) any Capital Lease Obligation of such Person, (f) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (g) any obligation to pay rent or other payment amounts of such person with respect to any Sale and Leaseback Transaction to which such Person is a party and (h) any obligation of the type referred to in clauses (a) through (g) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date.

     "Interest Rate Protection Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap or collar agreement or other financial agreement or arrangement designed to protect such Person or its Restricted Subsidiaries against fluctuations in interest rates, as in effect from time to time.

     "Investment" means, as applied to the Company or any Restricted Subsidiary,
(a) any direct or indirect purchase or other acquisition by the Company or such Restricted Subsidiary (as the case may be) of stock or other securities of any Person or (b) any direct or indirect loan, advance or capital contribution by the Company or such Restricted Subsidiary (as the case may be) to any other Person.

     "Issue Date" means, with respect to the Debt Securities, the date of original issue of the Debt Securities by the Company.

     "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the "Limitation on Liens" covenant, a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

     "Marketable Assets" means crude oil or petroleum products which are readily marketable and have a readily ascertainable market price.

     "Material Non-Pricing Term" means (a) any provision of Section 2.10 (force majeure; liability exemptions), 2.11 (limitation of liabilities; remedies), 3.1 (grounds for termination), 3.2 (other rights and remedies) or 4.3 (commercial acts and obligations; waiver of immunities; consent to jurisdiction) of the CITGO Supply Agreement; and (b) any provision of Section 2.10 (force majeure; liabilities exemptions), 2.11 (limitation of liabilities; and remedies), 3.1 (grounds for termination), 3.2 (other rights and remedies) or 5.3 (commercial acts and obligations; waiver of immunities) of the CRCCLP Supply Agreement.

     "Materially Adverse Effect" means, relative to any occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding) and after taking into account insurance coverage and effective indemnification with respect to such occurrence, a materially adverse effect on a consolidated basis for the Company and its Restricted Subsidiaries on (a) the consolidated financial condition, business, operations or properties of the Company and its Restricted Subsidiaries or (b) the ability of the Company to perform any of its payment obligations or other obligations under the Indenture.

     "Officers' Certificate" will mean a certificate signed by two officers of the Company at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Company.

     "Opinion of Counsel" will mean a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "PDVSA" means Petroleos de Venezuela, S.A., a Venezuelan corporation.

     "PDVSA Investment" means any Investments made by the Company or any Restricted Subsidiary (other than Investments in the Company or a Restricted Subsidiary) using funds or other Property contributed after March 31, 1996, to the Company or any Restricted Subsidiary by PDVSA or its Affiliates

(but excluding the Company and its Restricted Subsidiaries) in exchange for Capital Stock or as an equity contribution.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "PMI" means PDVSA Marketing International, S.A., a Panamanian corporation and a Subsidiary of PDVSA.

     "Pricing Term" means (a) any provision of a Supply Agreement or the CITGO Supplemental Supply Agreement, the proposed amendment, modification or waiver of which, directly or indirectly, would (i) materially increase the price the purchaser under such agreement (the "Purchaser") would pay for oil or feedstocks or (ii) materially reduce the volumes of oil or feedstocks (whether base, supplemental or incremental) the seller thereunder would be required to sell and the Purchaser would be required or entitled to purchase; or (b) any provision of the Tax Allocation Agreement, the proposed amendment, modification or waiver of which, directly or indirectly, would materially increase the amount or materially accelerate the payment of amounts otherwise payable thereunder by the Company or its Restricted Subsidiaries.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person.

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is or could be required to be redeemed or is or could be redeemable at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Debt Securities, or is or could be exchangeable for Indebtedness at any time, in whole or in part, on or prior to the Stated Maturity of the Debt Securities.

     "Restricted Payment" means:

          (a) the payment of dividends by the Company on, or

          (b) other payments or distributions (whether made by the Company or any of its Restricted Subsidiaries) on account, or to the holders, of, or

          (c) the purchase, redemption, retirement or other acquisition (whether by the Company or any of its Restricted Subsidiaries) of, any shares of any class of Capital Stock or Redeemable Stock of the Company or any warrant, option or other right to acquire such Capital Stock or Redeemable Stock (whether in cash, Property, obligations or other securities), but excluding dividends or other distributions payable solely in Common Stock of the Company. Notwithstanding the foregoing, Restricted Payments shall not include (i) the acquisition of Capital Stock of the Company either (A) solely in exchange for shares of Capital Stock of the Company, or (B) through application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Capital Stock of the Company; or (ii) payments by the Company under the Tax Allocation Agreement.

     "Restricted Subsidiary" means any direct or indirect wholly-owned Subsidiary of the Company that, as of the date of determination, is not an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Restricted Subsidiary of such Person or between one or more Restricted Subsidiaries of such Person) pursuant to which a Significant Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries for a term of more than one year.

     "Senior Indebtedness" means, at any date, any outstanding Indebtedness of the Company that is pari passu in right of payment with the Debt Securities.

     "Significant Property" means (a) the Company's refinery located at Lake Charles, Louisiana, (b) the Company's lubricants blending plant located at Cicero, Illinois and (c) CRCCLP's refinery located at Corpus Christi, Texas, in each case including all associated interests in real property, fixtures, equipment and other tangible and intangible assets used in connection with such facilities.

     "Specified Agreements" means (a) the Supply Agreements, (b) the CITGO Supplemental Supply Agreement and (c) the Tax Allocation Agreement.

     "Stated Maturity" means, when used with respect to any security or debt obligation, the date specified in such security or obligation as the fixed date on which the principal or redemption price of such security or obligation is due and payable and, when used with respect to any installment of interest on a security or debt obligation, the fixed date on which such installment of interest is due and payable. The Stated Maturity of the deemed principal amount of a Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Subsidiary" of a Person means (a) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person, (b) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50% of the assets of such partnership upon its dissolution, or (c) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Supply Agreements" means (a) the CRCCLP Supply Agreement and (b) the CITGO Supply Agreement.

     "Tax Allocation Agreement" means the Tax Allocation Agreement dated as of June 24, 1993, among PDV America, VPHI Midwest, Inc., the Company, and PDV USA, Inc., as in effect on the date of the Indenture and as amended, supplemented, restated or otherwise modified from time to time in compliance with the "Specified Agreements" covenant or otherwise not in violation of the Indenture.

     "Unrestricted Subsidiary" means Cit-Con and any other Subsidiary of the Company that the Company has classified, in accordance with the terms of the Indenture, as an Unrestricted Subsidiary and that has not been reclassified as a Restricted Subsidiary.

     "Voting Stock" means all classes of Capital Stock of a Person then outstanding normally entitled to vote in elections of directors or Persons performing similar functions.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     If provision is made with respect to the Debt Securities of any series for either or both of (a) defeasance of all of the Company's obligations with respect to the Debt Securities of or within a series ("legal defeasance option") or (ii) defeasance of the Company's obligations to comply with certain restrictive covenants, including the covenants described under "Certain Covenants" ("covenant defeasance option") with respect to the Debt Securities of or within a series, then the Company may at its option by Board Resolution, at any time, with respect to the Debt Securities of such series and any coupons appertaining thereto, elect to have the legal defeasance option or the covenant defeasance option, as applicable, be applied to the Outstanding Debt Securities of such series and any coupons appertaining thereto. The Company may exercise its legal defeasance option with respect to the Debt Securities of any such series notwithstanding its prior exercise of its covenant defeasance option with respect thereto.

     If the Company exercises its legal defeasance option with respect to the Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to the Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of certain Events of Default described under "Events of Default" (not including, among others, Events of Default relating to nonpayment, bankruptcy and insolvency events) or because of the failure of the Company to comply with certain covenants specified in the Indenture.

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to any series of Debt Securities only if (a) the Company irrevocably deposits with the Trustee in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series and any coupons appertaining thereto, (i) an amount in such currency, currencies or currency unit in which the Debt Securities of such series and any coupons appertaining thereto are then specified as payable at Stated Maturity, (ii) U.S. Government Obligations applicable to the Debt Securities of such series and coupons appertaining thereto (determined on the basis of the currency, currencies or currency unit in which such Debt Securities of such series and coupons appertaining thereto are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money, or (iii) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, to pay (A) the principal of (and premium, if any) and interest, if any, on the Outstanding Debt Securities of such series and any coupons appertaining thereto on the Stated Maturity of such principal or installment of principal or interest and (B) any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of such series and any coupons appertaining thereto on the day on which such payments are due and payable in accordance with the terms of the Indenture and of the Debt Securities of such series and any coupons appertaining thereto, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that such deposit without reinvestment will provide cash at such times and in such amounts as will be sufficient to pay (i) the principal of (and premium, if any) and interest, if any, on the Outstanding Debt Securities of such series and any coupons appertaining thereto on the Stated Maturity of such principal or installment of principal or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of such series and any coupons appertaining thereto on the day on which such payments are due and payable in accordance with the terms of the Indenture and of the Debt Securities of such series and any coupons appertaining thereto; (c) the deposit does not constitute a default under any other material agreement or instrument binding on the Company; (d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto; (e) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is not qualified as, a regulated investment company under the Investment Company Act of 1940; (f) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Debt Securities of such series and any coupons relating thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (g) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series and any coupons relating thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (h) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance have been complied with as required by the Indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture will, upon the Company's request, cease to be of further effect with regard to the Debt Securities of any series (except as otherwise expressly provided for in the Indenture) when (a) either (i) all Outstanding Debt Securities of such series and all coupons relating thereto have been delivered (other than (A) coupons appertaining to Debt Securities of such series in bearer form surrendered for exchange for Debt Securities in registered form and maturing after such exchange, whose surrender is not required or has been waived, (B) Debt Securities and coupons of such series which have been destroyed, lost or stolen and which have been replaced or paid, (C) coupons appertaining to Debt Securities of such series called for redemption and maturing after the relevant Redemption Date, whose surrender has been waived and
(D) Debt Securities and coupons of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003 of the Indenture) to the Trustee for cancellation or
(ii) all outstanding Debt Securities of such series and all coupons relating thereto (A) have become due and payable, (B) will become due and payable at their Stated Maturity within one year or (C) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited with the Trustee funds in the currency or currencies, currency unit or units or composite currency or currencies in which the Debt Securities of such series are payable, sufficient to pay at maturity or upon redemption all outstanding Debt Securities of such series and such coupons, including interest thereon and any Additional Amounts with respect thereto, to the date of such deposit (in the case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (b) the Company has paid all sums payable by it under the Indenture and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture as to such series have been complied with. The Trustee will be required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by such Officer's Certificate and Opinion of Counsel at the cost and expense of the Company.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago is the Trustee under the Indenture and also extends credit to the Company and its Subsidiaries in the ordinary course of business for which it receives customary fees and compensation.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal U.S. Federal tax consequences resulting from the beneficial ownership of the Debt Securities by certain U.S. holders (as defined below). This summary does not purport to consider all the possible U.S. Federal tax consequences of the purchase, ownership or disposition of the Debt Securities and is not intended to reflect the individual tax position of any beneficial owner. It deals only with Debt Securities held as capital assets. Moreover, except as expressly indicated, it addresses initial purchasers and does not address beneficial owners with a special tax status or special tax situations, such as dealers in securities or currencies. Debt Securities held as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a Debt Security and one or more other investments, or situations in which the functional currency of the beneficial owner is not the U.S. dollar. This summary is based upon the U.S. Federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the Debt Securities or holders thereof. Persons considering the purchase of Debt Securities should consult their own tax advisors concerning the application of the U.S. Federal tax laws to their particular situations as well as any consequences to them under the laws of any other taxing jurisdiction.

U.S. HOLDERS

  Payments of Interest

     In general, interest on a Debt Security (other than certain payments on a Discount Security, as defined and described below under "Original Issue Discount"), will be taxable to a beneficial owner who or which is (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia) or (iii) a person otherwise subject to United States Federal income taxation on its worldwide income (a "U.S. Holder") as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

  Original Issue Discount

     The following discussion summarizes the United States Federal income tax consequences to holders of Debt Securities issued with original issue discount ("OID").

     General. A Debt Security will be treated as issued with OID (a "Discount Security") if the excess of such Security's "stated redemption price at maturity" over its issue price is greater than a de minimis amount (set forth in the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations promulgated under Sections 1271-1275 of the Code (the "OID Regulations"). Generally, the issue price of a Debt Security (or any Debt Security that is part of an issue of Debt Securities) will be the first price at which a substantial amount of Debt Securities that are part of such issue of Debt Securities are sold. It is expected that the issue price of the Debt Securities will be the price shown on the cover page of the applicable Prospectus Supplement. Under the OID Regulations, the "stated redemption price at maturity" of a Debt Security is the sum of all payments provided by such Debt Security that are not payments of "qualified stated interest." A "qualified stated interest" payment includes any stated interest payment on a Debt Security that is unconditionally payable at least annually at a single fixed rate (or at certain floating rates) that appropriately takes into account the length of the interval between stated interest payments. The Company will report annually to the Internal Revenue Service and to record holders of the Debt Securities information with respect to OID accruing during the calendar year.

     In general, if the excess of a Debt Security's stated redemption price at maturity over its issue price is de minimis, then such excess constitutes "de minimis OID." In general, such a Debt Security will not be treated as issued with OID (in which case the following paragraphs under "Original Issue Discount" will not apply), and a U.S. Holder of such a Debt Security will recognize capital gain with respect to such de minimis OID as stated principal payments on the Debt Security are made. The amount of such gain with respect to each such payment will equal the product of
(i) the total amount of the Debt Security's de minimis OID and (ii) a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Debt Security.

     The Code and the OID Regulations provide rules that require a U.S. Holder of a Discount Security having a maturity of more than one year from its date of issue to include OID in gross income before the receipt of cash attributable to such income, without regard to the holder's method of accounting for tax purposes. The amount of OID includible in gross income by a U.S. Holder of a Discount Security is the sum of the "daily portions" of OID with respect to the Discount Security for each day during the taxable year or portion of the taxable year in which the U.S. Holder holds such Discount Security ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Under the OID Regulations, accrual periods with respect to a Debt Security may be any set of periods (which may be of varying lengths) selected by the U.S. Holder as long as
(i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on such Debt Security occurs on the first day or final day of an accrual period.

     The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Security's adjusted issue price at the beginning of the accrual period and the Discount Security's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any payments of qualified stated interest on the Discount Security allocable to the accrual period. The "adjusted issue price" of a Discount Security at the beginning of the first accrual period is the issue price and at the beginning of any accrual period thereafter is (x) the sum of the issue price of such Discount Security, the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition premium or bond premium), and the amount of any qualified stated interest on such Debt Security that has accrued prior to the beginning of the accrual period but is not payable until a later date, less (y) any prior payments on the Discount Security that were not qualified stated interest payments. If a payment (other than a payment of qualified stated interest) is made on the first day of an accrual period, then the adjusted issue price at the beginning of such accrual period is reduced by the amount of the payment. If a portion of the initial purchase price of a Debt Security is attributable to interest that accrued prior to such Debt Security's issue date, the first stated interest payment on such Debt Security is to be made within one year of the Debt Security's issue date and such payment will equal or exceed the amount of pre-issuance accrued interest, then the U.S. Holder may elect to decrease the issue price of such Debt Security by the amount of preissuance accrued interest, in which case a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on such Debt Security.

     The OID Regulations contain certain special rules that generally allow any reasonable method to be used in determining the amount of OID allocable to a short initial accrual period (if all other accrual periods are of equal length), and require that the amount of OID allocable to the final accrual period equal the excess of the amount payable at the maturity of the Debt Security (other than any payment of qualified stated interest) over such Debt Security's adjusted issue price as of the beginning of such final accrual period. In addition, if an interval between payments of qualified stated interest on a Debt Security contains more than one accrual period. then the amount of qualified stated interest payable at the end of such interval is allocated pro rata (on the basis of their relative lengths) between the accrual periods contained in the interval.

     U.S. Holders of Discount Securities generally will have to include in income increasingly greater amounts of OID over the life of such Discount Securities.

  Acquisition Premium

     A U.S. Holder that purchases a Debt Security at its original issuance for an amount in excess of its issue price but less than its stated redemption price at maturity (any such excess being "acquisition premium") is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's purchase price for such Debt Security over the issue price, and the denominator of which is the excess of the sum of all amounts payable on such Debt Security after the purchase date, other than payments of qualified stated interest, over such Debt Security's issue price. Alternatively, a U.S. Holder way elect to compute OID accruals as described under "Original Issue Discount -- General" above, treating the U.S. Holder's purchase price as the issue price.

  Securities Purchased at a Market Discount

     A Debt Security will be treated as issued at a market discount (a "Market Discount Security") if the amount for which a U.S. Holder purchased such Market Discount Security is less than such Market Discount Security's issue price, subject to a de minimis rule similar to the rule relating to de minimis OID described under "Original Issue Discount -- General."

     In general, any partial payment of principal on, or gain recognized on the maturity or disposition of, a Market Discount Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Market Discount Security. Alternatively, a U.S. Holder of a Market Discount Security may elect to include market discount in income currently over the life of the Market Discount Security. Such an election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     Market discount accrues on a straight-line basis, unless the U.S. Holder elects to accrue such discount on a constant yield to maturity basis. Such an election is applicable only to the Market Discount Security with respect to which it is made and is irrevocable. A U.S. Holder of a Market Discount Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Market Discount Security in an amount not exceeding the accrued market discount on such Market Discount Security, until the maturity or disposition of such Market Discount Security.

  Purchase, Sale and Retirement of the Securities

     A U.S. Holder's tax basis in a Debt Security will generally be its U.S. dollar cost increased by the amount of any OID or market discount (or acquisition discount, in the case of a Short-Term Security) included in the U.S. Holder's income with respect to the Debt Security and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to such Debt Security, and reduced by the sum of (i) the amount of any payments that are not qualified stated interest payments and (ii) the amount of any amortizable bond premium applied to reduce interest on the Debt Security. A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Debt Security equal to the difference between the amount realized on the sale or retirement and the tax basis of the Debt Security. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement. Except to the extent described above under "Market Discount" and except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Debt Security will be capital gain or loss and will be long-term capital gain or loss if the Debt Security was held for more than one year.

NON-U.S. HOLDERS

     Subject to the discussion of backup withholding below, payments of principal (and premium, if any) and interest (including OID) by the Company or any agent of the Company (acting in its capacity as such) to any holder of a Debt Security that is not a U.S. Holder (a "Non-U.S. Holder") will not be subject to U.S. Federal withholding tax, provided, in the case of interest (including OID), that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for U.S. tax purposes that is related to the Company (directly or indirectly) through stock ownership, and (iii) either (A) the Non-U.S. Holder certifies to the Company or its agent under penalties of perjury that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debt Security certifies to the Company or its agent under penalties of perjury that such statement has been received from the Non-U.S. Holder by it or by another financial institution and furnishes the payor with a copy thereof.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and interest (including OID) on the Debt Security is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, may be subject to U.S. Federal income tax on such interest (or OID) in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID) on a Debt Security will be included in the earnings and profits of such holder if such interest (or
OID) is effectively connected with the conduct by such holder of a trade or business in the United States. In lieu of the certificate described in the preceding paragraph, such a holder must provide the payor with a properly executed IRS Form 4224 to claim an exemption from U.S. Federal withholding tax.

     Any capital gain, market discount or exchange gain realized on the sale, exchange, retirement or other disposition of a Debt Security by a Non-U.S. Holder will not be subject to U.S. Federal income or withholding taxes if (i) such gain is not effectively connected with a U.S. trade or business of the Non-U.S. Holder, and (ii) in the case of an individual, such Non-U.S. Holder (A) is not present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition, or (B) does not have a tax home (as defined in Section 911(d)(3) of the Code) in the United States in the taxable year of the sale, exchange, retirement or other disposition, and the gain is not attributable to an office or other fixed place of business maintained by such individual in the United States.

     PURCHASERS OF SECURITIES WHO ARE NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES WITHHOLDING AND OTHER TAXES UPON INCOME REALIZED IN RESPECT OF THE SECURITIES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. Holder of Debt Securities may be subject to backup withholding at the rate of 31% with respect to interest paid on such Debt Securities and to proceeds from the sale, exchange, redemption or retirement of such Debt Securities, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Debt Security who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS.

     Any amount paid as backup withholding will be creditable against the U.S. Holder's U.S. Federal income tax liability, provided that all required information is timely supplied to the Internal Revenue Service.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Non-U.S. Holder of a Debt Security if such holder has provided the required certification that it is not a United States person as set forth in clause (iii) in the first paragraph under "Non-U.S. Holders" above, or has otherwise established an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a United States person or that the conditions of any exemption are not in fact satisfied).

     Payment of the proceeds from the sale of a Debt Security to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, information reporting may apply to such payments. Payment of the proceeds from a sale of a Debt Security to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single purchaser, or (iii) through agents. The Applicable Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

     If underwriters or dealers are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Applicable Prospectus Supplement. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in an Applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Applicable Prospectus Supplement, and the Applicable Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business. The Debt Securities are not proposed to be listed on a securities exchange, and each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any underwriter will make a market in the Debt Securities or as to the liquidity of the trading market for any Debt Securities.

                             CERTAIN LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Registration Statement on Form 10 of the Company have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report included therein, and are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Enforceability of Civil Liabilities
  Against Foreign Persons.............    2
Prospectus Summary....................    4
Risk Factors..........................    6
Use of Proceeds.......................    9
Ratio of Earnings to Fixed Charges....    9
Description of Debt Securities........    9
Certain U.S. Federal Income Tax
  Considerations......................   29
Plan of Distribution..................   33
Certain Legal Matters.................   34
Experts...............................   34

                             ---------------------
  UNTIL      , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE DEBT SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                          CITGO PETROLEUM CORPORATION


                                DEBT SECURITIES

                             ---------------------

                                   PROSPECTUS

                             ---------------------
                      PROSPECTUS DATED             , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of estimated expenses incurred in connection with the Debt Securities being registered hereby, other than underwriting discounts and commissions.

        SEC Registration Fee.............................................  $206,898
        Printing and Engraving Expenses..................................    56,000
        Legal Fees and Expenses..........................................   150,000
        Accounting Fees and Expenses.....................................   120,000
        Trustee Fees and Expenses (including legal fees).................     2,500
        Blue Sky Fees and Expenses (including legal fees)................    10,000
        Listing Fees.....................................................  $ 10,000
        Miscellaneous (including rating agency fees).....................  $144,602
                                                                           --------
                  Total..................................................  $700,000
                                                                           =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides:

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
     (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or
     (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Section 102(b)(7) of the General Corporation Law of the state of Delaware provides that a corporation's certificate of incorporation may contain the following:

          (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this title, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock and
     (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with subsection (a) of 141 of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

     The Company's Certificate of Incorporation provides that the Company may indemnify each of its officers and directors to the full extent authorized by
Section 145 of the General Corporation Law of the State of Delaware. Article Fifth of the Certificate of Incorporation reads as follows:

     FIFTH: the Corporation may, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Pursuant to such provision, CITGO has entered into indemnification agreements with each of its directors and executive officers which obligate CITGO to indemnify such persons in accordance with such agreements, and to the fullest extent permitted by applicable laws.

     The Company's Certificate of Incorporation limits the personal liability of directors to the Company and its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duties. Article Seventh of the Certificate of Incorporation provides as follows:

     SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented.

     CITGO maintains liability insurance for directors and executive officers including insurance against liabilities under the Securities Act.

ITEM 16. EXHIBITS


         *1.1        -- Underwriting Agreement
         *4.1        -- Indenture, dated as of May   , 1996, between the Company and The
                        First National Bank of Chicago, as Trustee, relating to the securities being registered (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 10 of the Company dated April
                        3, 1996)
         *5.1        -- Opinion of Andrews & Kurth L.L.P.
         *5.2        -- Opinion of Carlos E. Padron Amare
       **12          -- Statement of computation of ratio of earnings to fixed charges
        *23.1        -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)
        *23.2        -- Consent of Carlos E. Padron Amare (included in Exhibit 5.2)
       **23.3        -- Consent of Deloitte & Touche LLP
        *24          -- Power of Attorney (included in Part II of this Registration
                        Statement)
        *25.1        -- Statement of eligibility of The First National Bank of Chicago, as
                        Trustee


- ---------------

 *Previously filed

**Filed herewith

ITEM 17. UNDERTAKINGS

     A. Undertaking pursuant to Rule 415.

     The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The Company hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 15th day of May, 1996.


                                            CITGO Petroleum Corporation

                                            By:  /s/  RALPH S. CUNNINGHAM*
                                                -----------------------------
                                                      Ralph S. Cunningham,
                                                 President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                  TITLE                    DATE
- ---------------------------------------------  ---------------------------------  -------------
        /s/  RALPH S. CUNNINGHAM*              President, Chief Executive         May 15, 1996
- ---------------------------------------------    Officer and Director (Principal
             Ralph S. Cunningham                 Executive Officer)

          /s/  ROBERTO MANDINI*                Executive Vice President and       May 15, 1996
- ---------------------------------------------   Director
               Roberto Mandini


       /s/  EDUARDO LOPEZ QUEVEDO*             Director                           May 15, 1996
- ---------------------------------------------
            Eduardo Lopez Quevedo

                                               Director
- ---------------------------------------------
                Luis Urdaneta

           /s/  ANGEL OLMETA*                  Director                           May 15, 1996
- ---------------------------------------------
                Angel Olmeta

         /s/  STEVEN R. BERLIN                 Senior Vice President and Chief    May 15, 1996
- ---------------------------------------------    Financial Officer (Principal
              Steven R. Berlin                   Financial Officer)

*By:     /s/  STEVEN R. BERLIN
- ---------------------------------------------
           (as attorney-in-fact)

                            EXHIBIT  INDEX

   12          -- Statement of computation of ratio of earnings to fixed charges

   23.3        -- Consent of Deloitte & Touche LLP
